Prospectus	Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179415

1,068,106 Shares of Common Stock

KIRIN INTERNATIONAL HOLDING, INC.

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to 1,068,106 shares of common stock, par value $0.0001 per share, including (i) 676,016 shares of common stock (the “Shares”), (ii) 169,004 shares issuable upon exercise of the three-year A warrants to purchase common stock (the “A Warrants”) at an exercise price of $6.25 per share, (iii) 169,004 shares issuable upon exercise of the three-year B warrants to purchase common stock (the “B Warrants”) at an exercise price of $7.50 per share and (iv) 54,082 shares issuable upon exercise of the five-year C warrants to purchase common stock (the “C Warrants”) at an exercise price of $5.00 per share. The Shares, A Warrants and B Warrants were issued to the selling stockholders in a private placement transaction which was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.  The C Warrants were issued to our placement agent in the private placement transaction.

We completed a $3,380,080 private placement of our securities to accredited investors at $20.00 per unit, with each unit consisting of (i) four (4) shares of common stock, (ii) an A Warrant to purchase one (1) share of common stock, (iii) and a B Warrant to purchase one (1) share of common stock (the “Private Placement”). The Private Placement consisted of the first closing completed on March 1, 2011 (the “First Closing”) and a second closing completed on July 15, 2010 (the “Second Closing”). Our net proceeds, after payment of all fees and expenses, were approximately $2,331,674.

Hunter Wise Financial Group, LLC served as placement agent (the “Placement Agent”) for the Private Placement and received as compensation for its services $270,406.40 in cash, five-year warrants to purchase 54,082 shares of our common stock at an exercise price of $5.00 per share.

The selling stockholders may offer all or part of their common stock for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our common stock is presently traded on the OTC Bulletin Board (the “OTCBB”) under the symbol “KIRI”. We will not receive any of the proceeds from the sale of the Shares or the sale of shares underlying the A Warrants or B Warrants by the selling stockholders, but we will receive funds from the exercise of the warrants if and when those warrants are exercised on a cash exercise basis. We are paying all of the registration expenses incurred in connection with the registration of the common stock, but we will not pay any of the selling commissions, brokerage fees and related expenses.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMITTEE NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus Is:  February 15, 2012

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, before making an investment decision.

In this prospectus, unless otherwise noted or as otherwise indicated by the context, references in this Report to “Kirin,” “Ciglarette,” “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of Kirin International Holding, Inc., and its consolidated subsidiaries. In addition, unless the context otherwise requires and for the purposes of this prospectus only:

●	“Ciglarette International” refers to Ciglarette International, Inc., a Nevada company;
●	“Commission” refers to the Securities and Exchange Commission;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Hebei Zhongding” refers to Hebei Zhongding Real Estate Development Co., Ltd, a PRC company;
●	“Kirin China” refers to Kirin China Holding Limited, a British Virgin Islands company;
●	“Kirin Development” refers to Kirin Huaxia Development Limited, a Hong Kong company;
●	“Kirin Management” or “PRC Subsidiary” refers to Shijiazhuang Kirin Management Consulting Co., Ltd., a PRC company;
●	“Operating Companies” refers to Hebei Zhongding and Xingtai Zhongding;
●	“PRC” refers to the People’s Republic of China;
●	“Securities Act” refers to the Securities Act of 1933, as amended; and
●	“Xingtai Zhongding” refers to Xingtai Zhongding Jiye Real Estate Development Co., Ltd., a PRC Company.

In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) the Share Exchange was accounted for as a reverse acquisition in which Kirin was deemed to be the accounting acquirer.  Therefore, the financial results reported herein are the historical financial results of Kirin.

Business Overview

Kirin China is a private real estate development company focused on residential and commercial real estate development in “tier-three” cities in the PRC. Tier-three cities are provincial capital cities with ordinary economic development and prefecture cities with relatively strong economic development. Kirin China’s projects are currently concentrated in Hebei Province of the PRC, primarily in the city of Xingtai, and nearby regions. Hebei Province is located in the North Region of the PRC. Kirin China intends to also focus on the Bohai Sea Surrounding Area, which comprises Beijing, Tianjin, Hebei Province, Liaoning Province and Shandong Province.

The Operating Companies’ revenue increased 7.14% for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, mainly due to sales attributable to the Kirin County Project, a building complex of residences, commercial buildings and hotel-style apartments which commenced in September 2009. The Kirin County Project has a total construction area of approximately 180,000 square meters. As of September 30, 2011, we have completed 89.2% of the construction of the Kirin County Project. Kirin China generated approximately $21.12 million in sales, and approximately $2.38 million in after-tax income for the nine months ended September 30, 2011. The net proceeds from the Offering will primarily help to support our expansion strategy.

Corporate History

We were incorporated on December 23, 2009 under the laws of the State of Nevada. From inception until we completed our reverse acquisition of Kirin China, our operations consisted of marketing and distributing a “smokeless” cigarette. During that time, we had no revenue and our operations were limited to capital formation, organization, and development of our business plan and target customer market. As a result of the reverse acquisition of Kirin China on March 1, 2011, we ceased our prior operations and we are now a holding company, which through certain contractual arrangements with operating companies in the PRC, engages in the development and operation of real estate in the PRC.

Private Placement of Shares and Warrants

The Company has received gross proceeds of $3,380,080 through the sale to accredited investors of shares of the Company’s common stock; three-year warrants to purchase shares of the Company’s common stock at an exercise price of $6.25 (the “A Warrants”); and three-year warrants to purchase shares of the Company’s common stock at an exercise price of $7.50 (the “B Warrants”).  As of December 31, 2011, the Company has an aggregate of 169,004 A Warrants outstanding and 169,004 B Warrants outstanding.

See “Management’s Discussion and Analysis of Financial Condition and results of Operations—Recent Developments—Private Placement of Shares and Warrants.” The Offering
Shares of common stock offered by selling security holders
1,068,106 shares of common stock including: (i) 676,016 shares of common stock, (ii) 169,004 shares issuable upon exercise of the A warrants at an exercise price of $6.25 per share, (iii) 169,004 shares issuable upon exercise of the B warrants at an exercise price of $7.50 per share and (iv) 54,082 shares issuable upon exercise of the C warrants at an exercise price of $5.00 per share.

Shares of common stock outstanding before the offering	20,560,016 shares of common stock.

Shares of common stock outstanding after the offering (assuming full exercise of all of the outstanding Warrants in this offering)	20,952,106 shares of common stock.

Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering
The offering will conclude upon the earliest of (i) such time as all of the shares have been sold pursuant to this prospectus or (ii) such time as all of the shares become eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

Use of Proceeds
We are not selling any common stock covered by this prospectus, and, as a result, will not receive any proceeds from this offering. To the extent that the selling stockholders exercise in cash all of the A Warrants, B Warrants and C Warrants, we would receive $2,594,215 in the aggregate from such exercise.  The proceeds from the cash exercise of such Warrants, if any, will be used by us for working capital and other general corporate purposes.

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” below.

Corporate information

Our principal executive offices are located at Room 1506, South Building of China Overseas Plaza, No. 8 Guanghua Dongli Road.

Chaoyang District, Beijing, 100020, People’s Republic of China and our telephone number is +86 10 6577 2050. Our website address is www.kirinintl.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of common stock could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this report.

Risks Relating to the Company’s Business

SUBSTANTIALLY ALL OF OUR BUSINESS, ASSETS AND OPERATIONS ARE LOCATED IN THE PRC.

Substantially all of our business, assets and operations are located in the PRC. The economy of the PRC differs from the economies of most developed countries in many respects. The economy of the PRC has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of the PRC, but may have a negative effect on us.

OUR ANTICIPATED MANAGEMENT TEAM HAS NO EXPERIENCE IN MANAGING AND OPERATING A PUBLIC COMPANY. ANY FAILURE TO COMPLY OR ADEQUATELY COMPLY WITH FEDERAL AND STATE SECURITIES LAWS, RULES OR REGULATIONS COULD SUBJECT US TO FINES OR REGULATORY ACTIONS, WHICH MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The members of our anticipated management team have no experience managing and operating a public company and may rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. While we are obligated to hire a qualified chief financial officer to enable us to meet our ongoing reporting obligations as a public company in the United States, such individuals are oftentimes difficult to locate and may not have all of the qualifications necessary to fulfill these legal obligations. Failure to comply or adequately comply with any federal or state securities laws, rules, or regulations may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in achieving either the effectiveness of a registration statement relating to the Securities sold in the Offering or the development of an active and liquid trading market for our common stock.

WE DERIVE ALL OF OUR REVENUES FROM SALES IN THE PRC AND ANY DOWNTURN IN THE CHINESE ECONOMY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL CONDITION.

All of our revenues are generated from sales in the PRC and we anticipate that revenues from such sales will continue to represent the substantial portion of our total revenues in the near future. Our sales and earnings can also be affected by changes in the general economy. Our success is influenced by a number of economic factors which affect consumer income, such as employment levels, business conditions, interest rates, oil and gas prices and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending, thereby negatively affecting our sales and profitability.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT COULD CAUSE US TO INCUR SIGNIFICANT LIABILITIES OR RESTRICT OUR BUSINESS ACTIVITIES.

Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as building permit allocation ordinances and impact and other fees and taxes that may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations.

OUR BUSINESS SUSCEPTIBLE TO FLUCTUATIONS IN THE REAL ESTATE MARKET OF THE PRC, ESPECIALLY IN CERTAIN AREAS WHERE OUR OPERATIONS ARE CONCENTRATED, WHICH MAY ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

Our business depends substantially on the conditions of the PRC real estate market. Demand for real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuations in real estate prices. For example, the rapid expansion of the real estate market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong province, led to an oversupply in the mid-1990s and a corresponding fall in real estate values and rentals in the second half of the decade. Following a period of rising real estate prices and transaction volume in most major cities, the industry experienced a severe downturn in 2008, with transaction volume in many major cities declining by more than 40% compared to 2007.

Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

WE ARE HEAVILY DEPENDENT ON THE PERFORMANCE OF THE RESIDENTIAL PROPERTY MARKET IN CHINA, WHICH IS AT A RELATIVELY EARLY DEVELOPMENT STAGE.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal, and other factors, most of which will be beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information and the overall low level of transparency in the PRC, especially in tier-two and tier-three cities that have lagged in progress in these aspects when compared to tier-one cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

THE PRC GOVERNMENT HAS RECENTLY INTRODUCED CERTAIN POLICY AND REGULATORY MEASURES TO CONTROL THE RAPID INCREASE IN HOUSING PRICES AND SLOW DOWN THE REAL ESTATE MARKET AND OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY THESE GOVERNMENT MEASURES.

Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property speculation and promote the healthy development of the real estate industry in China. On January 7, 2010, the PRC State Council (the “State Council”) issued a circular to control the rapid increase in housing prices and slow down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested local governments to increase the effective supply of low-income housing and ordinary commodity housing and instructed the People’s Bank of China (“PBOC”), and the China Bank Regulatory Commission to tighten the supervision of the bank lending to the real estate sector and mortgage financing. On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5% and has further increased it from 16.5% to 17.0% effective May 10, 2010. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources (the “ MLR ”), issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price. In April 2010, the State Council issued an additional circular, which provided as follows: purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price; purchasers of a second residential property for their households must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be significantly higher than the relevant minimum down payment and interest rate which would have been applicable prior to the issuance of the circular (the specific figures shall be decided by the relevant bank on a case-by-case based on the principle of proper risk management). Moreover, the circular provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser. In January 2011, the General Office of State Council issued a Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market (the “Notice”), which provided that the purchasers of a second residential property for their households must make down payments of no less than 60% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%. The Notice also requested the tax departments to take further measures on the supervision and inspection of the collection and administration of land appreciation tax, and request the local governments to increase the effective supply of low-income housing and ordinary commodity housing. The Notice also provided that in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. It is possible that the government agencies may adopt further measures to implement the policies outlined in circulars and notices as described above. The full effect of the circulars and notices on the real estate industry and our anticipated business will depend in large part on the implementation and interpretation of the circulars and notices by governmental agencies, local governments and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

OUR SALES WILL BE AFFECTED IF MORTGAGE FINANCING BECOMES MORE COSTLY OR OTHERWISE BECOMES LESS ATTRACTIVE.

Substantially all purchasers of our residential properties will rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In 2011, the PBOC changed the lending rates three times. The benchmark lending rate for loans with a term of over five years, which affects mortgage rates, was increased to 7.05% on July 7, 2011. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

IF WE ARE PREVENTED FROM GUARANTEEING LOANS TO PROSPECTIVE HOME PURCHASERS, OUR SALES AND PRE-SALES MAY DECLINE.

In line with industry practice, we will provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties in the form of a transfer of 5% of the home purchasers’ loan amount from our bank account to a bank designated account, as collateral for the home purchasers’ timely debt service payments. The bank will release these deposits after construction is completed, final deliveries are made, and home purchasers have obtained the ownership documents necessary to secure a mortgage loan. If there are changes in laws, regulations, policies, and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of our properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition, and results of operations. We are not aware of any impending changes in laws, regulations, policies, or practices that will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies, or practices will not occur in China in the future.

WE MAY BE UNABLE TO ACQUIRE LAND USE RIGHTS FROM THE GOVERNMENT WHICH COULD INCREASE OUR COST OF SALES.

Our revenue will depend on the completion and sale of our projects, which in turn will depend on our ability to acquire land use rights for such projects. Land use rights costs will be a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. Competition in these bidding processes can result in higher land use rights costs for us. In addition, we may not successfully obtain desired land use rights at commercially reasonable costs due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs.

THE PRACTICE OF PRE-SELLING PROJECTS MAY EXPOSE US TO SUBSTANTIAL LIABILITIES.

It is common practice by property developers in China to pre-sell properties (while still under construction), which involves certain risks. For example, we may fail to complete a property development that may have been fully or partially pre-sold, which would leave us liable to purchasers of pre-sold units for losses suffered by them without adequate resources to pay the liability if funds have been used on the project. In addition, if a pre-sold property development is not completed on time, the purchasers of pre-sold units may be entitled to compensation for late delivery. If the delay extends beyond a certain period, the purchasers may be entitled to terminate the pre-sale agreement and pursue a claim for damages that exceeds the amount paid and our ability to recoup the resulting liability from future sales.

WE ARE DEPENDENT ON THIRD-PARTY SUBCONTRACTORS, MANUFACTURERS, AND DISTRIBUTORS FOR ALL ARCHITECTURE, ENGINEERING AND CONSTRUCTION SERVICES, AND CONSTRUCTION MATERIALS. A DISCONTINUED SUPPLY OF SUCH SERVICES AND MATERIALS WILL ADVERSELY AFFECT OUR PROJECTS.

We are dependent on third-party subcontractors, manufacturers, and distributors for all architecture, engineering and construction services, and construction materials. Services and materials purchased from our five largest subcontractors or suppliers accounted for 72.4% for nine months ended September 30, 2011. A discontinued supply of such services and materials will adversely affect our construction projects and the success of the Company.

WE MAY BE ADVERSELY AFFECTED BY THE FLUCTUATION IN RAW MATERIAL PRICES AND SELLING PRICES OF OUR PRODUCTS.

The land and raw materials that are used in our projects have experienced significant price fluctuations in the past. There is no assurance that they will not be subject to future price fluctuations or pricing control. The land and raw materials that are used in our projects may experience price volatility caused by events such as market fluctuations or changes in governmental programs. The market price of land and raw materials may also experience significant upward adjustment, if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the selling prices of our properties, and may, in turn, adversely affect our sales volume, sales, operating income, and net income.

WE FACE INTENSE COMPETITION FROM OTHER REAL ESTATE DEVELOPERS.

The property industry in the PRC is highly competitive. In the tier-three cities we focus on, local and regional property developers are our major competitors. Many of our competitors are well capitalized and have greater financial, marketing, and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record, and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments are approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

WE COULD BE ADVERSELY AFFECTED BY THE OCCURRENCE OF NATURAL DISASTERS.

From time to time, our developed sites may experience strong winds, storms, floods and earth quakes. Natural disasters could impede operations, damage infrastructure necessary to our construction and operations. The occurrence of natural disasters could adversely affect our business, the results of our operations, prospects and financial condition.

WE HAVE LIMITED INSURANCE COVERAGE AGAINST DAMAGES OR LOSS WE MIGHT SUFFER.

The insurance industry in China is still in an early stage of development and business interruption insurance available in China offers limited coverage compared to that offered in many developed countries. We carry insurance for potential liabilities related to our vehicles, but we do not carry business interruption insurance and therefore any business disruption or natural disaster could result in substantial damages or losses to us. In addition, there are certain types of losses (such as losses from forces of nature) that are generally not insured because either they are uninsurable or insurance cannot be obtained on commercially reasonable terms. Should an uninsured loss or a loss in excess of insured limits occur, our business could be materially adversely affected. If we were to suffer any losses or damages to our properties, our business, financial condition and results of operations would be materially and adversely affected.

OUR OPERATING COMPANIES MUST COMPLY WITH ENVIRONMENTAL PROTECTION LAWS THAT COULD ADVERSELY AFFECT OUR PROFITABILITY.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to construction. Although construction technologies allow us to efficiently control the level of pollution resulting from our construction process, due to the nature of our business, wastes are unavoidably generated in the processes. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, or an order to close down our business operations and suspension of relevant permits.

THE OPERATING HISTORIES OF OUR OPERATING COMPANIES MAY NOT SERVE AS ADEQUATE BASES TO JUDGE OUR FUTURE PROSPECTS AND RESULTS OF OPERATIONS.

The operating histories of Hebei Zhongding and Xingtai Zhonging may not provide a meaningful basis for evaluating our business following consummation of the Combination. Although the business of our Operating Companies has grown rapidly since their respective inceptions, we cannot guaranty that they will maintain profitability or that they will not incur net losses in the future. We will encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

•	obtain sufficient working capital to support our expansion;
•	manage our expanding operations and continue to fill customers’ orders on time;
•	maintain adequate control of our expenses allowing us to realize anticipated income growth;
•	implement our product development, sales, and acquisition strategies and adapt and modify them as needed;
•	successfully integrate any future acquisitions; and
•
anticipate and adapt to changing conditions in the real estate industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of the foregoing risks, our business may be materially and adversely affected.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXECUTE OUR STRATEGY OF EXPANDING INTO NEW GEOGRAPHICAL MARKETS IN CHINA, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

We plan to expand into new geographical areas in China. Since China is a large and diverse market, consumer trends and demands may vary significantly by region and Kirin China’s experience in the markets in which it currently operates may not be applicable in other parts of China. As a result, we may not be able to leverage Kirin China’s experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. Therefore, we may not be able to adequately grow our sales in the new cities we enter due intense competitive pressures and or the substantial costs involved.

OUR FAILURE TO EFFECTIVELY MANAGE GROWTH MAY CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUE AT LEVELS WE EXPECT.

In order to maximize potential growth in Kirin China’s current and potential markets, we believe that we must expand into other markets and increase our land reserves to ensure the sustainable development capability of the Company and to maintain growth. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to effectively manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

IF WE NEED ADDITIONAL CAPITAL TO FUND OUR FUTURE OPERATIONS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR OPERATIONS.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake land acquisitions, continue to develop our real estate projects or expand our operations to the Bohai Sea Surrounding Area, which may as a result impact our cash flow and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of competitive projects undertaken by our competition; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including land acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our common stock can also be expected to be subject to volatility resulting from purely market forces over which we have no control. If we need additional funding we will, most likely, seek such funding in the United States (although we may be able to obtain funding in the PRC) and the market fluctuations affect on our stock price could limit our ability to obtain equity financing.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures.

Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the Units. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

NEED FOR ADDITIONAL EMPLOYEES.

Our future success also depends upon our ability to attract and retain highly qualified personnel. Expansion of our post-Combination business and the management and operation of the post-Combination Company will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. There can be no assurance that we will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the construction industry is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

THE LOSS OF THE SERVICES OF OUR KEY EMPLOYEES, PARTICULARLY THE SERVICES RENDERED BY JIANFENG GUO, OUR FOUNDER AND CHAIRMAN, COULD HARM OUR BUSINESS.

Our success will depend to a significant degree on the services rendered to us by our key employees. If we fail to attract, train and retain sufficient numbers of these qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected. In particular, we are heavily dependent on the continued services of Jianfeng Guo, our Founder and Chairman. The loss of any key employees, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industry could harm our business.

WE WILL INCUR SIGNIFICANT COSTS TO ENSURE COMPLIANCE WITH UNITED STATES CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS.

We will incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

WE MAY NOT BE ABLE TO MEET THE ACCELERATED FILING AND INTERNAL CONTROL REPORTING REQUIREMENTS IMPOSED BY THE COMMISSION WHICH MAY RESULT IN A DECLINE IN THE PRICE OF OUR COMMON SHARES AND AN INABILITY TO OBTAIN FUTURE FINANCING.

As directed by Section 404 of the Sarbanes-Oxley Act, as amended by SEC Release No. 33-8934 on June 26, 2008, the Commission adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Commencing with our annual report for the year ending December 31, 2010, we will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;
•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and
•	Of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Furthermore, in the following year, our independent registered public accounting firm is required to file its attestation report separately on our internal control over financial reporting on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we may not be able to comply timely with all of the requirements imposed by this rule. In the event that we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the Commission, which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

THE COMBINATION INVOLVES A REVERSE MERGER OF A FOREIGN COMPANY INTO A DOMESTIC SHELL COMPANY, SO THAT THERE IS NO HISTORY OF COMPLIANCE WITH UNITED STATES SECURITIES LAWS AND ACCOUNTING RULES.

In order to be able to comply with United States securities laws, the Operating Companies prepared the combined financial statements for the first time under U.S. generally accepted accounting principles and recently had their initial audit of the combined financial statements in accordance with the Public Company Accounting Oversight Board (United States). As Kirin China does not have a long term familiarity with U.S. generally accepted accounting principles, it may be more difficult for it to comply on a timely basis with Commission reporting requirements than a comparable domestic company.

WE DO NOT HAVE AN AUDIT COMMITTEE AND OUR FULL BOARD OF DIRECTORS FUNCTIONS AS OUR AUDIT COMMITTEE AND IS COMPOSED OF NON-INDEPENDENT DIRECTORS WHO LACK SPECIFIC KNOWLEDGE AND UNDERSTANDING OF U.S. GAAP.

We have no separate audit committee. Our full board of directors functions as our audit committee and is comprised of members who are not considered to be “independent” in accordance with the requirements of Rule 10A-3 under the Exchange Act or with NASDAQ listing requirements. An independent audit committee plays an important role in the corporate governance process, assessing the Company’s financial reporting processes, risks and internal controls, and evaluating internal and external audit functions. The lack of an independent audit committee may prevent the board of directors from being independent from management in its judgments and decisions and its ability to pursue such responsibilities without undue influence. Furthermore, the members of our board of directors lack specific knowledge of and professional experience with U.S. GAAP. Thus, our board of directors may not be able to effectively oversee our financial reporting, internal controls and audit functions which may in turn affect the integrity of our financial statements and adequacy of our disclosures.

Risks Relating to the People’s Republic of China Generally

CERTAIN POLITICAL AND ECONOMIC CONSIDERATIONS RELATING TO THE PRC COULD ADVERSELY AFFECT OUR COMPANY.

The PRC is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of restrictions on currency conversion in addition to those described below.

THE RECENT NATURE AND UNCERTAIN APPLICATION OF MANY PRC LAWS THAT ARE APPLICABLE TO US CREATE AN UNCERTAIN ENVIRONMENT FOR BUSINESS OPERATIONS AND THEY COULD HAVE A NEGATIVE EFFECT ON US.

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects.

CURRENCY CONVERSION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

The PRC government imposes control over the conversion of the Chinese Renminbi (“RMB”) into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of Renminbi into foreign exchange by Foreign Investment Enterprises (“FIEs”), for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC. Conversion of Renminbi into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange (“SAFE”), effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as loans denominated in foreign currencies, direct investment and capital contribution, is still subject to certain restrictions, and prior approval and registration from the SAFE or its relevant branches must be sought. In addition, each conversion of the foreign exchange and repayment of the loans denominated in foreign currencies are subject to the approval of SAFE or its local branches. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the currencies.

Furthermore, the Renminbi is not freely convertible into foreign currencies nor can it be freely remitted abroad. Under the PRC’s Foreign Exchange Control Regulations and the Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, Foreign Invested Enterprises are permitted either to repatriate or distribute its profits or dividends in foreign currencies out of its foreign exchange accounts, or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business. The conversion of Renminbi into foreign exchange by Foreign Invested Enterprises for recurring items, including the distribution of dividends to foreign investors, is permissible. The conversion of Renminbi into foreign currencies for capital items, such as direct investment, loans and security investment, is subject, however, to more stringent controls. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

PRC REGULATION OF LOANS AND DIRECT INVESTMENT BY OFFSHORE HOLDING COMPANIES TO PRC ENTITIES MAY DELAY OR PREVENT US FROM USING THE PROCEEDS OF THE OFFERING TO MAKE LOANS OR ADDITIONAL CAPITAL CONTRIBUTIONS TO OUR PRC SUBSIDIARY OR OPERATING COMPANIES, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR LIQUIDITY AND OUR ABILITY TO FUND AND EXPAND OUR BUSINESS.

In utilizing the proceeds from outside China, as an offshore holding company of our PRC Subsidiary, we may make loans to our PRC Subsidiary, or we may make additional capital contributions to our PRC Subsidiary or Operating Companies. Any loans to our PRC Subsidiary are subject to PRC regulations. For example, loans by us to PRC Subsidiary, Kirin Management, which is a foreign invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The foreign currency-denominated capital shall be verified by accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We may also decide to finance our PRC Subsidiary or Operating Companies by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiary. If we fail to receive such approvals, our ability to use the proceeds of the Offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

EXCHANGE RATE VOLATILITY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

Since 1994, the exchange rate for the Chinese Renminbi against the United States dollar has remained relatively stable, most of the time in the region of approximately RMB8.28 to $1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the U.S. dollar and, the exchange rate for the Renminbi against the U.S. dollar became RMB8.02 to $1.00. If we decide to convert Chinese Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese Renminbi we convert would be reduced. There can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on our financial condition.

SINCE MOST OF OUR ASSETS ARE LOCATED IN PRC, ANY DIVIDENDS OF PROCEEDS FROM LIQUIDATION WILL BE SUBJECT TO THE APPROVAL OF THE RELEVANT CHINESE GOVERNMENT AGENCIES.

Our operating assets are located inside PRC. Under the laws governing FIEs in the PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividends of proceeds from liquidation will be paid through Kirin Management, our PRC Subsidiary, which is subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation of a foreign invested enterprise is subject to the relevant commerce authority’s approval, registration in relevant Administration for Industry and Commerce and supervision as well as the foreign exchange control. Though the dividends of proceeds from liquidation can be remitted out of China to the investor after approved by the commerce authority and SAFE, we cannot assure that we can always obtain such approvals. This may generate additional risk for our investors in case of dividend payment and liquidation.

DUE TO VARIOUS RESTRICTIONS UNDER PRC LAWS ON THE DISTRIBUTION OF DIVIDENDS BY OUR PRC SUBSIDIARY, WE MAY NOT BE ABLE TO PAY DIVIDENDS TO OUR STOCKHOLDERS.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly-foreign owned enterprises. Under these regulations, wholly-foreign owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, such companies are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the Company’s profits.

Furthermore, if our PRC Subsidiary or the Operating Companies incur debt on their own in the future, the instruments governing the debt may, in all probability, restrict their ability to pay dividends or make other payments.

IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL JUDGMENTS UPON OUR COMPANY AND OUR OFFICERS AND DIRECTORS BECAUSE THEY RESIDE OUTSIDE THE UNITED STATES.

As our operations are based in the PRC and our directors and officers reside in the PRC, service of process on the Company and such directors and officers may be difficult to effect within the United States. Also, our main assets are located in the PRC and any judgment obtained in the United States against us may not be enforceable outside the United States.

UNDER THE ENTERPRISE INCOME TAX LAW, WE MAY BE CLASSIFIED AS A “RESIDENT ENTERPRISE” OF CHINA. SUCH CLASSIFICATION WILL LIKELY RESULT IN UNFAVORABLE TAX CONSEQUENCES TO US AND OUR NON-PRC STOCKHOLDERS.

China passed a new Enterprise Income Tax Law (the “EIT Law”), and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies (the “Notice”), further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

Iwamatsu Reien, who beneficially owns, through her interests in the BVI Companies, approximately 89.7% of our common stock, has granted to Jianfeng Guo, Longlin Hu and Xiangju Mu, each a PRC resident, an option to acquire her interests in Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited, respectively and the voting rights over the shares of the respective BVI Company. The Call Option Agreements allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu to exercise voting rights in their respective BVI Company. As a result, the Company may be deemed under PRC law to be controlled and managed by PRC residents. PRC tax authorities may therefore deem the Company as a “resident enterprise.” We may also be deemed to be a resident enterprise by Chinese tax authorities if any of Messrs. Jianfeng Guo, Longlin Hu or Ms. Xiangju Mu choose to exercise his right under the option agreement to acquire Ms. Reien’s interest in the applicable BVI Company in the future and gains control over Kirin China. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not expect to have any non-China source income. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC Subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We will actively monitor the possibility of “resident enterprise” treatment for the 2010 tax year and will evaluate appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

IF PRC REGULATORY AUTHORITIES DETERMINE THAT THE SHARE EXCHANGE REQUIRED CSRC APPROVAL, WE MAY FACE VARIOUS SANCTIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the China Securities Regulatory Commission (“CSRC”), SAFE as well as other government agencies, released a Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (“M&A Regulation”), which took effect September 8, 2006 and was amended in 2009. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. According to the new M&A Regulation, a related-party acquisition in which an offshore company owned or controlled by a PRC resident acquires a domestic company controlled by the same PRC resident shall be subject to the approval of MOFCOM.

Among other things, the M&A Regulation also included new provisions to require that the overseas listing of an offshore company which is directly or indirectly controlled by a PRC resident for the purpose of overseas listing of such PRC resident’s interests in a domestic company, known as a “special purpose company,” must obtain the approval of CSRC prior to the listing.

Our current structure avoids the acquisition transaction which is directly the target under scrutiny of the M&A Regulation, including the requirement of CSRC approval. Thus, we believe that, in its current practice, the M&A Regulation does not apply to our situation.

However, the application of this M&A Regulation remains uncertain since neither MOFCOM nor CSRC has approved any Chinese company’s foreign listing. There is no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the MOFCOM or CSRC approval requirements. If the MOFCOM, CSRC or other PRC regulatory body subsequently determines that the new M&A Regulation applies to our situation and CSRC’s approval was required for the reverse acquisition, we may face sanctions by the MOFCOM, CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from the Offering into the PRC, or take other administrative actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

RECENT PRC REGULATIONS RELATING TO THE ESTABLISHMENT OF OFFSHORE SPECIAL PURPOSE COMPANIES BY PRC RESIDENTS MAY LIMIT OUR ABILITY TO INJECT CAPITAL INTO OUR PRC SUBSIDIARY, LIMIT OUR SUBSIDIARY’S ABILITY TO DISTRIBUTE DIVIDENDS AND ADVERSELY AFFECT OUR BUSINESS.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (“Notice75”) which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company.

The current shareholders of Kirin China are not PRC residents. However, the Call Option Agreements allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu, who are PRC residents, to exercise voting rights in their respective BVI Company. As a result the BVI Companies may be deemed to be special purpose vehicles as provided in Notice 75 by SAFE and therefore subject the Option Holders to Notice 75. Our prospective beneficial owners and/or shareholders who are PRC residents may also fall within the ambit of the Notice 75 and be required to register with the local SAFE branch as required under Notice 75. If so required, and if such shareholders and/or beneficial owners and /or Option Holders fail to timely register their SAFE registrations pursuant to Notice 75, or if future shareholders and/or beneficial owners of our Company who are PRC residents fail to comply with the registration procedures set forth in Notice 75, this may subject such shareholders, beneficial owners and/or our PRC Subsidiary or affiliates to fines and legal sanctions and may also limit our ability to contribute additional capital (including using the proceeds from the Offering) into our PRC Subsidiary or the Operating Companies and affiliates, limit the ability of our PRC Subsidiary and affiliates to distribute dividends, or otherwise adversely affect our business.

Currently, there have been no findings by the PRC authorities that we or our shareholders have violated applicable laws or regulations with respect to the Contractual Arrangements, our organizational structure and other related agreements. However, the exercise of the option by Mr. Guo, Mr. Hu or Ms. Mu under their respective Call Option Agreements may subject them to the registration requirement by SAFE, and there can be no assurance that such registration will be granted.

THE CHINESE GOVERNMENT EXERTS SUBSTANTIAL INFLUENCE OVER THE MANNER IN WHICH WE MUST CONDUCT OUR BUSINESS ACTIVITIES.

We are dependent on our relationship with the local government in the provinces in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that Kirin China’s operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our ability to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

IF OUR LAND USE RIGHTS ARE REVOKED, WE WOULD HAVE NO OPERATIONAL CAPABILITIES.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to tenants the rights to use property. Use rights can be revoked and the tenants forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. The Operating Companies rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our Company.

Risks Relating to our Corporate Structure

THE PRC GOVERNMENT MAY DETERMINE THAT THE CONTRACTUAL ARRANGEMENT IS NOT IN COMPLIANCE WITH APPLICABLE PRC LAWS, RULES AND REGULATIONS.

In the PRC it is widely understood that foreign invested enterprises are forbidden or restricted to engage in certain businesses or industries which are sensitive to the economy. While we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future, we believe our Contractual Arrangements will be essential for our business operation. In order for Kirin Management to manage and operate our business through the Operating Companies in the PRC, the Contractual Arrangements were entered into under which almost all of the business activities of the Operating Companies are managed and operated by Kirin Management and almost all economic benefits and risks arising from the business of the Operating Companies are transferred to Kirin Management.

There are risks involved with the operation of the Operating Companies under the Contractual Arrangements. If the Contractual Arrangements are considered to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	discontinuing or restricting the operations of Kirin Management or the Operating Companies;
•	imposing conditions or requirements in respect of the Contractual Arrangement with which Kirin Management may not be able to comply;
•	requiring us to restructure the relevant ownership structure or operations; and
•	taking other regulatory or enforcement actions that could adversely affect our business.

Any of these actions could have a material adverse impact on our business, financial condition and results of operations.

THE CONTRACTUAL AGREEMENTS THROUGH WHICH WE HAVE ESTABLISHED CONTROL OF HEBEI ZHONGDING AND XINGTAI ZHONGDING MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL OVER THOSE ENTITIES AS DIRECT OWNERSHIP. BECAUSE WE RELY ON HEBEI ZHONGDING AND XINGTAI ZHONGDING FOR OUR REVENUE, ANY TERMINATION OF, OR DISRUPTION TO, THESE CONTRACTUAL ARRANGEMENTS COULD DETRIMENTALLY AFFECT OUR BUSINESS.

All of our business operations are carried out by Hebei Zhongding and Xingtai Zhongding. We do not own any equity interests in Hebei Zhongding and Xingtai Zhongding, but control and receive the economic benefits of their respective business operations through various Contractual Arrangements. The Contractual Arrangements are between Hebei Zhongding and Xingtai Zhongding, their respective owners, and Kirin Management, our wholly-owned subsidiary in the PRC. The Contractual Arrangements are comprised of a series of agreements, including: an Entrusted Management Agreement, a Shareholders’ Voting Proxy Agreement and an Exclusive Option Agreement. Through these Contractual Arrangements, we have the ability to substantially influence the daily operations and financial affairs of Hebei Zhongding and Xingtai Zhongding, as we are able to appoint its senior executives and approve all matters requiring shareholder approval. Accordingly, we will consolidate Hebei Zhongding’s and Xingtai Zhongding’s operating results, assets and liabilities in our financial statements.

These agreements are governed by the PRC laws and regulations. PRC laws and regulations concerning the validity of the Contractual Arrangements are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Further, these Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration proceedings pursuant to PRC laws. If Hebei Zhongding or Xingtai Zhongding or their respective stockholders fail to perform their obligations under the Contractual Arrangements, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that we may be unable to obtain these remedies. Therefore our Contractual Arrangements may not be as effective in providing control over Hebei Zhongding and Xingtai Zhongding as direct ownership. Because we rely on Hebei Zhongding and Xingtai Zhongding for our revenue, any termination of or disruption to these Contractual Arrangements could detrimentally affect our business.

Risks Relating to Our Securities

IN ORDER TO RAISE SUFFICIENT FUNDS TO EXPAND OUR OPERATIONS, WE MAY HAVE TO ISSUE ADDITIONAL SECURITIES AT PRICES WHICH MAY RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

If we raise additional funds through the sale of equity or convertible debt, our current stockholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of shares of common stock outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our shares of common stock. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

WE ARE NOT LIKELY TO PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our PRC Subsidiary may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of Chinese Renminbi into U.S. dollars or other hard currency and other regulatory restrictions.

OUR SHARES OF COMMON STOCK ARE VERY THINLY TRADED, AND THE PRICE MAY NOT REFLECT OUR VALUE AND THERE CAN BE NO ASSURANCE THAT THERE WILL BE AN ACTIVE MARKET FOR OUR SHARES OF COMMON STOCK EITHER NOW OR IN THE FUTURE.

Although our common stock is quoted on the OTC BB, our shares of common stock are very thinly traded, and the price of our common stock, if traded, may not reflect our value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result holders of our securities may not find purchasers our securities should they to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

If a more active market should develop, the price of our shares of common stock may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms may not be willing to effect transactions in our securities. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such shares of common stock as collateral for any loans.

We expect to apply for listing of our common stock on a senior exchange, however, there can be no guarantee that such listing shall be achieved at any time.

WE MAY BE SUBJECT TO THE PENNY STOCK RULES WHICH WILL MAKE SHARES OF OUR COMMON STOCK MORE DIFFICULT TO SELL.

We may be subject now and in the future to the Commission’s “penny stock” rules if our shares of common stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this Report, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this Report could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Report to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. If the Warrants are exercised for cash, then we will receive up to approximately $2,594,215 in proceeds payable by the selling stockholders upon exercise of the Warrants.  We have no specific plan for such proceeds except to generate funds for working capital and general corporate purposes.  We will have broad discretion in the way that we use these proceeds.

DETERMINATION OF OFFERING PRICE

The prices at which the shares or common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling security holders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DILUTION

The selling security holders are offering for resale common shares underlying the outstanding Warrants. To the extent such Warrants are converted and exercised, the stockholders will experience dilution to their ownership interests in us.

DIVIDEND POLICY

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements and such other factors as our Board of Directors deems relevant. In addition, our credit facility restricts our ability to pay dividends.

PENNY STOCK CONSIDERATIONS

Our common stock will be a penny stock; therefore, trading in our securities is subject to penny stock considerations. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the SEC.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders include the following: (i) 676,016 shares of common stock, (ii) 169,004 shares issuable upon exercise of the A Warrants at an exercise price of $6.25 per share, (iii) 169,004 shares issuable upon exercise of the B Warrants at an exercise price of $7.50 per share and (iv) 54,082 shares issuable upon exercise of the C Warrants at an exercise price of $5.00 per share. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except as set forth in “Certain Relationships and Related Transactions” of this prospectus and for the ownership of the Warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock and Warrants, as of February 3, 2012, assuming exercise of the Warrants held by each such selling stockholder on that date but taking account of any limitations on exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on exercise of the Warrants set forth therein.  In accordance with the terms of a subscription agreement with the holders of the Warrants, this prospectus generally covers the resale of the sum of not less than 100% of the Shares and Warrants offered in the private placement. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Warrants, a selling stockholder may not exercise the Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholder who is able to use this prospectus to resell the securities registered hereby.

Name of Selling Stockholder	Shares Beneficially Owned prior to Offering	Percentage Beneficially Owned prior to Offering	Shares to Offer (1)	Shares Beneficially Owned after Offering	Percentage Beneficially Owned After Offering
China Canadian Opportunity VII LP (2)	293,380	1.2%	293,380	-	-
Alpha Capital Anstalt	105,000	*	105,000	-	-
China Ground Floor Holdings VII, LP (3)	76,236	*	76,236	-	-
Silver Rock II, Ltd.	72,000	*	72,000	-	-
Jinsun	60,000	*	60,000	-	-
Hybristic Equity Partners Ltd.	51,000	*	51,000	-	-
The Burke Family Trust	45,000	*	45,000	-	-
Lee Bear I, LLC	30,000	*	30,000	-	-
Joseph R. Lee	30,000	*	30,000	-	-
J.C. Chau Trust	30,000	*	30,000	-	-
Hunter Wise Financial Group, LLC (4)	28,207	*	28,207	-	-
Dave Steele (5)	14,869	*	14,869	-	-
Abdual Ladha (6)	14,476	*	14,476	-	-
WB Investors LLC (7)	12,062	*	12,062	-	-
Craig Primo	10,500	*	10,500	-	-
Bill Davidson (6)	9,650	*	9,650	-	-
Radco Ventures (6)	9,650	*	9,650	-	-
The Bosphorous Group Inc.	7,500	*	7,500	-	-
CJ McTavish	7,500	*	7,500	-	-
Fritz Wolff (7)	7,238	*	7,238	-	-
Giordano, Caroline	6,000	*	6,000		-
David Hfluman (7)	5,404	*	5,404	-	-
The Bosphorus Group, Inc.	5,100	*	5,100	-	-
Haneef Esmail (7)	4,826	*	4,826	-	-
John Warner (7)	4,826	*	4,826	-	-
Mary Clare Bovard (7)	4,826	*	4,826	-	-
Pat DeLesalle (7)	4,826	*	4,826	-	-
Ric Hayward (7)	4,826	*	4,826	-	-
Gerry Omahoney (7)	4,826	*	4,826	-	-
Marilyn Carr (7)	4,826	*	4,826	-	-
Phylis Dutchak (7)	4,826	*	4,826	-	-
Pat Hare (7)	4,826	*	4,826	-	-
Jim Hansen (7)	4,826	*	4,826	-	-

Asia Can (7)	4,826	*	4,826	-	-
Tyler Doherty (5)	2,938	*	2,938	-	-
Craig Richman (7)	2,896	*	2,896	-	-
Tabriz Holdings (7)	2,896	*	2,896	-	-
Martyn Crowder (7)	2,896	*	2,896	-	-
Dave Peters (7)	2,896	*	2,896	-	-
Simon Sochatsky (7)	2,412	*	2,412	-	-
Vaughn Beakhouse (7)	2,412	*	2,412	-	-
Garry Zlotnik (7)	2,412	*	2,412	-	-
Derek Chow (7)	2,412	*	2,412	-	-
Mark Oleson (7)	2,412	*	2,412	-	-
G&G Management Corp. (7)	2,412	*	2,412	-	-
George Ansell (7)	2,412	*	2,412	-	-
Neil Balter (7)	2,412	*	2,412	-	-
Lauren Gross (7)	2,412	*	2,412	-	-
Jason Jollimore (6)	2,412	*	2,412	-	-
Martyn Crowder (5)	2,027	*	2,027	-	-
Karen Horner (7)	1,930	*	1,930	-	-
Robert Horner (7)	1,930	*	1,930	-	-
Dick Friss (7)	1,930	*	1,930	-	-
John McCarter (7)	1,930	*	1,930	-	-
Allan Chiu (7)	1,930	*	1,930	-	-
Noel McNaughton (7)	1,930	*	1,930	-	-
Peter FF Jones (7)	1,930	*	1,930	-	-
Richard Pietroski (7)	1,930	*	1,930	-	-
Faizal Esmail (6)	1,930	*	1,930	-	-
David Steele (7)	1,824	*	1,824	-	-
John Chomyn (5)	1,567	*	1,567	-	-
Ron Penner (7)	1,544	*	1,544	-	-
Josiane Collazao (7)	1,448	*	1,448	-	-
Pat Ellis (7)	1,352	*	1,352	-	-
F-L-A Holdings LTD (7)	1,254	*	1,254	-	-
Rahim Talib (7)	1,206	*	1,206	-	-
Sylvana Cox (7)	1,206	*	1,206	-	-
Praxede Lepine (7)	1,158	*	1,158	-	-
Terry Dempsey (5)	1,081	*	1,081	-	-
Lester Cey (7)	966	*	966	-	-
Robert Florek (7)	966	*	966	-	-
Frank Peters (7)	966	*	966	-	-
Andrew Barrett (7)	966	*	966	-	-
Jay Harris (7)	966	*	966	-	-
Ed Dymstr (7)	966	*	966	-	-
RCSH Investments (7)	966	*	966	-	-
Doug McLeod (7)	966	*	966	-	-
Sargent (7)	966	*	966	-	-
Rhonda Reed (5)	811	*	811	-	-
Colin Zhang(5)	676	*	676	-	-
Ric Harris (5)	676	*	676	-	-
Jozef Povasan (7)	482	*	482	-	-
Chris Jensen (5)	338	*	338	-	-
Vaughn Beakhouse (5)	338	*	338	-	-

Praveen Varshney (5)	338	*	338	-	-
Neil Friesen (5)	216	*	216	-	-
Total	1,068,106		1,068,106
*Less than 1%
1)	Includes the shares of common stock and the shares underlying the warrants issued to investors in the Private Placement as well as the shares underlying the warrants issued to the Placement Agent.

2)
China Canadian Opportunity VII LP was an investor of the Private Placement, but simultaneous with the closing of its investment transferred all of its A Warrants and B Warrants. It is only registering the shares of common stock it received in the Private Placement.

3)
China Ground Floor Holdings VII, LP was an investor of the Private Placement, but simultaneous with the closing of its investment transferred all of its A Warrants and B Warrants. It is only registering the shares of common stock it received in the Private Placement.

4)
Hunter Wise Financial Group, LLC served as Placement Agent for the Private Placement and is a registered broker-dealer.  It is registering the C Warrants it received as part of its fee.  It transferred some of its C Warrants to other selling stockholders.

5)	Selling C Warrants received from Hunter Wise Financial Group, LLC

6)	Selling A Warrants and B Warrants it received from China Ground Floor Holdings VII, LP

7)	Selling A Warrants and B Warrants it received from China Canadian Opportunity VII LP.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of the Company’s common stock or interests in the Company’s shares of common stock on any stock exchange, market or trading facility on which the Company’s shares of common stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and
•	a combination of any such methods of sale.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the such shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our shares of common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell our shares of common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed eight percent (8%).

Any underwriters, agents, or broker-dealers, and any selling stockholders who are affiliates of broker dealers that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the our common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $91,281 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreement or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF BUSINESS

Overview of Kirin China

Kirin China is a private real estate development company focused on residential and commercial real estate development in “tier-three” cities in the PRC. Tier-three cities are provincial capital cities with ordinary economic development and prefecture cities with relatively strong economic development. Kirin China’s projects are currently concentrated in Hebei Province of the PRC, primarily in the city of Xingtai, and nearby regions. Hebei Province is located in the North Region of the PRC. Kirin China intends to also focus on the Bohai Sea Surrounding Area, which comprises Beijing, Tianjin, Hebei Province, Liaoning Province and Shandong Province.

The Operating Companies’ revenue increased 7.14% for nine months ended September 30, 2011 compared to nine months ended September 30, 2010, mainly due to sales attributable to the Kirin County Project, a building complex of residences, commercial buildings and hotel-style apartments which commenced in September 2009. The Kirin County Project has a total construction area of approximately 180,000 square meters. As of September 30 2011, we have completed 89.2% of the construction of the Kirin County Project. The apartments of Kirin County Project will be delivered to customers in the first half of 2012. Kirin China generated approximately $21.12 million in sales, and approximately $2.38 million in after-tax income for the nine months ended September 30, 2011. The net proceeds from the Offering will primarily be used to support our expansion strategy.

During the fourth quarter of 2011, phase one of No.79 Courtyard Project and phase one of Kirin Bay Project obtained necessary approvals for construction and pre-sale.  Upon receiving approvals for construction and pre-sale approvals, the Operating Companies have started construction and pre-sale of the said projects. Phase one of No.79 Courtyard Project is scheduled to be delivered to customers before the end of 2012. Phase one of Kirin Bay Project is scheduled to be delivered to customers before the end of 2013.

Our Corporate History and Background

We were incorporated on December 23, 2009 under the laws of the State of Nevada. From inception until we completed our reverse acquisition of Kirin China, our operations consisted of marketing and distributing a “smokeless” cigarette. During that time, we had no revenue and our operations were limited to capital formation, organization, and development of our business plan and target customer market. As a result of the reverse acquisition of Kirin China on March 1, 2011, we ceased our prior operations and we are now a holding company, which through certain contractual arrangements with operating companies in the PRC, engages in the development and operation of real estate in the PRC.

Reverse Acquisition of Kirin China

On March 1, 2011, we completed a reverse acquisition transaction through a share exchange with Kirin China whereby we acquired all of the issued and outstanding shares of Kirin China in exchange for 18,547,297 shares of our common stock, which represented approximately 98.4% of our total shares outstanding immediately following the closing of the Share Exchange. As a result of the Share Exchange, Kirin China became our wholly-owned subsidiary. We are now a holding company, which through certain contractual arrangements with operating companies in the PRC, engages in the development and operation of real estate in the PRC.

Immediately prior to the Share Exchange, 3,094,297 restricted shares of our common stock then outstanding were cancelled and retired, so that immediately prior to the Offering described in Item 3.02 of this Report, but immediately following the Spin-Out described under the heading “Reorganization and Spin-Out” of Item 1.01 of this Report, we had 18,844,000 shares of common stock outstanding. As a result of the reverse acquisition, Kirin China became our wholly owned subsidiary and the former shareholders of Kirin China became our controlling stockholders. The share exchange transaction with Kirin China was treated as a reverse acquisition, with Kirin China as the acquirer and the Company as the acquired party. Unless the context suggests otherwise, when we refer in this Report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Kirin China, the Operating Companies and their respective consolidated subsidiaries.

Upon the closing of our reverse acquisition of Kirin China, Lisan Rahman resigned as a director and from all offices that he then held effective immediately. Also upon the closing of our reverse acquisition of Kirin China, our board of directors increased its size from one (1) to three (3) members and appointed Jianfeng Guo, Longlin Hu and Yaojun Liu to fill the vacancies created by the resignation of Mr. Rahman and such increase. In addition, our board of directors appointed Mr. Hu to serve as our President and Chief Executive Officer. On April 26, 2011, Mr. Liu resigned from our board of directors.

As a result of our acquisition of Kirin China, Kirin China became our wholly owned subsidiary and we have assumed the business and operations of Kirin China and its subsidiaries.

Organization & Subsidiaries

Our wholly owned subsidiary, Kirin China owns all of the share capital of Kirin Development. Kirin Development owns all of the share capital of Kirin Management, a wholly foreign owned enterprise located in Shijiazhuang City, Hebei Province. In anticipation of the Share Exchange, on December 22, 2010, Kirin Management entered into a series of contractual arrangements, including an Entrusted Management Agreement, a Shareholders’ Voting Proxy Agreement and an Exclusive Option Agreement, with each of Hebei Zhongding and Xingtai Zhongding and their respective shareholders (the “Contractual Arrangements”). As a result of the Contractual Agreements, Kirin Management controls, and is entitled to the economic benefits of, Hebei Zhongding and Xingtai Zhongding. In turn, Iwamatsu Reien, the sole shareholder of the BVI Companies (as defined below), which are our principal stockholders, has entered into the Call Option Agreements with the Option Holders (as defined below) including Mr. Jianfeng Guo, the beneficial owner of Hebei Zhongding and Xingtai Zhongding, granting an option to the Option Holders to purchase all of the shares of the BVI Companies. Other than the parties thereto, the terms and conditions of the Contractual Arrangements entered into with Hebei Zhongding and the terms and conditions of the Contractual Arrangements with Xingtai Zhongding are the same. The following is a summary of each of the Contractual Arrangements:

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Entrusted Management Agreement. Pursuant to the Entrusted Management Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies and their shareholders agreed to entrust the business operations of the Operating Companies and its management to Kirin Management until Kirin Management acquires all of the assets or equity of the Operating Companies. Kirin Management has the full and exclusive right to manage and control all cash flow and assets of the Operating Companies and to control and administrate the financial affairs and daily operation of the Operating Companies. In exchange, Kirin Management is entitled to the Operating Companies’ earnings before tax as a management fee which depends on the before-tax profit of the Operating Companies and does not have a minimum requirement.  No management fee has been paid to date.  Kirin Management is also obligated to pay all of the Operating Companies’ debts to the extent the Operating Companies are unable to pay such debts. Specifically, if the Operating Companies do not have sufficient cash to repay their debts when they become due and are unable to obtain any extension of, or borrow new loans to repay, such debts, Kirin Management will be responsible for paying those debts on behalf of the Operating Companies to the extent that the Operating Companies are unable to pay such debts. Likewise, if the Operating Companies’ net assets are lower than their registered capital, Kirin Management will be responsible for funding the deficit. The Entrusted Management Agreement does not specify how Kirin Management and the Operating Companies will determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. There is no existing written or oral arrangement or agreement regarding any aspect of the calculation or payment of the debts of the Operating Companies except the Entrusted Management Agreement. Due to the lack of binding guidance as to such matters, there may be ambiguity in the future regarding Kirin Management’s responsibility to pay the debt obligations of the Operating Companies.  To date, Kirin Management has not paid any of the Operating Companies’ respective debts.  There is no renewing clause in the Entrusted Management Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. The term of the Entrusted Management Agreement shall be from the effective date of it to the earlier of the following: (1) the winding up of the Operating Companies, or (2) the date on which Kirin Management completes the acquisition of the Operating Companies. Pursuant to the Entrusted Management Agreement, the Operating Companies and their shareholders have the obligation to not terminate this Agreement unilaterally for any reason whatsoever.

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Shareholders’ Voting Proxy Agreement.   Pursuant to the Shareholders’ Voting Proxy Agreement between Kirin Management and the shareholders of the Operating Companies, the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of Kirin Management as their proxy to vote on all matters that require the approval of the Operating Companies shareholders.  Mr. Guo is the sole member of the board of directors of Kirin Management.  There is no renewing clause in the Shareholders’ Voting Proxy Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. Pursuant to the Shareholders’ Voting Proxy Agreement, it shall become effective upon the execution by Kirin Management and the shareholders of the Operating Companies and shall not be terminated prior to the completion of acquisition of all of the shares in, or all assets or business of, the Operating Companies by Kirin Management.

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Exclusive Option Agreement.   Under the Exclusive Option Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies’ shareholders granted to Kirin Management an irrevocable exclusive purchase option to purchase all or part of the shares or assets of the Operating Companies to the extent that such purchase does not violate any PRC law or regulations then in effect. If Kirin Management exercises its option, Kirin Management and the Operating Companies’ shareholders shall enter into further agreements regarding the exercise of the option, including the exercise price, which such additional agreements shall take into consideration factors such as the then applicable PRC laws and the then appraisal value of the Operating Companies.  The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion. Since Kirin Management controls and receives the economic benefits of the Operating Companies through the Contractual Arrangements, exercising the option at this point will not result in any immediate additional benefit to the Company. Kirin Management will exercise the option when the Company believes that exercising the option would be more beneficial to it. The Exclusive Option Agreement was set up in this manner as currently foreign invested real estate enterprises are strictly controlled and heavily regulated by the PRC authorities. The Company thinks it will be subject to complex procedural requirements if it attempts to obtain approval for the acquisition of share equity or assets of the Operating Companies under the current PRC regulations.  There is no renewing clause in the Exclusive Option Agreement. Unless otherwise specified or legally prohibited, any newly signed agreement shall be deemed as a new and independent agreement. Pursuant to the Exclusive Option Agreement, it shall be effective upon the execution by Kirin Management, the Operating Companies and the shareholders of the Operating Companies, and shall remain effective thereafter; the Exclusive Option Agreement may not be terminated without the unanimous consent of Kirin Management, the Operating Companies and the shareholders of the Operating Companies, except that Kirin Management may, by giving thirty days prior notice to the Operating Companies and the shareholders of the Operating Companies, terminate it.

The Company does not own any equity interests in the Operating Companies, but controls and receives the economic benefits of their business operations through the Contractual Arrangements. In addition, the Operating Companies are contractually controlled by the Company. Accordingly, the Company is able to consolidate the Operating Companies’ results, assets and liabilities into its financial statements. No dividends have been paid to us to date. We intend to use the profits of the Operating Companies for re-development of planned projects and future procurement of land use rights. We do not anticipate that the Operating Companies will pay any dividends in the near future. Xingtai Zhongding represents 100% of the Company’s revenue for nine months ended September 30, 2011.

Direct acquisition of the Operating Companies by us would constitute a round-trip investment under the 2006 M&A Rule (please see “Government Regulation and Approvals — Mergers and Acquisitions” below). In addition, the PRC has imposed strict regulations on foreign investment in PRC real estate development enterprises. We believe that complex procedural requirements, including examination by governmental authorities, would likely follow any attempt by the Company to obtain approval for the direct acquisition of the share equity or assets of the Operating Companies under current PRC regulations. Accordingly, we established Kirin Management as our wholly owned subsidiary and adopted the Contractual Arrangements to control and consolidate the Operating Companies for the purpose of obtaining financing from outside the PRC.

We intend to use the proceeds from our private placement and potential future offerings to pay the financial expenditures of our offshore holding companies. As a holding company, neither Kirin International Holding, Inc. nor Kirin Huaxia Development Limited has material expenditures. Kirin Management has not received any cash or assets from the Operating Companies but has the right to obtain management fees equal to the profit of the Operating Companies in 2011. All significant costs and expenses occur in the Operating Companies.

Our corporate structure is as follows:

* Mr. Jianfeng Guo is deemed to be the sole beneficial owner of all of the equity interests in and is the founder of the Operating Companies. Mr. Guo has entered into trust agreements with respect to his holdings in each of the Operating Companies, pursuant to which Mr. Guo is entitled to all rights afforded to a shareholder of the Operating Companies, including the right to manage and operate the Operating Companies, to receive dividends, and bear the risks of a shareholder of the Operating Companies. Without Mr. Guo’s prior written consent, the nominees may not take any action as shareholders of the Operating Companies. Mr. Guo entered into the trust agreements for several reasons. First, when Hebei Zhongding was established in 2004, the then applicable Company Law of the PRC did not allow a company to be wholly owned by a sole shareholder unless it was a state owned company. Consequently, Mr. Guo used Ms. Bi, his wife, and other individuals and entities as the nominal shareholders to hold the equity interest of the Operating Companies. Although the revised Company Law of the PRC, effective as of 2006, permits a company to be owned by a sole shareholder, the registered shareholding structure of Hebei Zhongding was not changed in order to meet the financing requirements by our lenders. Second, the current effective Company Law of the PRC does not allow a domestic company that is owned by a sole individual shareholder to have any wholly owned subsidiaries. However, Xingtai Zhongding has three wholly owned subsidiaries. Consequently, Mr. Guo uses other nominal shareholders to hold part of the shares of Xingtai Zhongding. Third, the Operating Companies from time to time provide guarantees to each other for bank loans and the bank will not accept guarantees from the company if the registered controlling shareholder is also the borrower’s registered controlling shareholder. For all these reasons Mr. Guo entered into the trust agreements with the nominal shareholders. Through these trust agreements, Mr. Guo had the registered shareholders of the Operating Companies enter into Contractual Arrangements with Kirin Management. Mr. Guo did so because he stands to benefit from the Contractual Arrangements due to the option to acquire Prolific Lion, the principle shareholder of the Company. With respect to Hebei Zhongding, Mr. Guo has entered into trust agreements with each of Liping Bi, Jianfei Guo, Li Zhao, Jianhe Guo and Liying Li (collectively, the “Hebei Zhongding Trustees”). The Hebei Zhongding Trustees comprise all of the registered shareholders of Hebei Zhongding. With respect to Xingtai Zhongding, Mr. Guo is the 51% registered shareholder. In addition, Mr. Guo has entered into trust agreements with each of Xie Yuelai and Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd., a company controlled by Mr. Guo (collectively, the “Xingtai Zhongding Trustees”). The Xingtai Zhongding Trustees are the 49% registered shareholders of Xingtai Zhongding. Among these nominal holders of the Operating Companies, Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. is a company controlled by Mr. Guo, while the other individual nominal holders are family members or friends of Mr. Guo, who are willing to hold the shares in a nominal fashion for him. Pursuant to these trust agreements, Mr. Guo is deemed to be the beneficial owner of all the shares of Hebei Zhongding registered in the name of the Hebei Zhongding Trustees and Xingtai Zhongding registered in the names of the Xingtai Zhongding Trustees. Pursuant to the trust agreements, Mr. Guo is entitled to all rights of a shareholder of each of the Operating Companies. Without Mr. Guo’s prior written consent, the nominees may not take any action as shareholders of the Operating Companies. There is no requirement under the PRC laws and regulations to register such trust agreements with any authority.

Iwamatsu Reien, a Japanese citizen, holds 100% of the shares of Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited, each of which were incorporated in the British Virgin Islands (each a “BVI Company” and collectively the “BVI Companies”) and which respectively own 72.3%, 8.7% and 8.7% of the shares of the Company. The Company owns all the share capital of Kirin China. Kirin China owns all of the share capital of Kirin Development which in turn owns all of the share capital of Kirin Management, a wholly foreign owned enterprise in the PRC. Kirin Management controls and receives the economic benefits of Operating Companies’ business operations through the Contractual Arrangements. Through the Call Option Agreements (as defined below) Iwamatsu Reien has granted options to the Option Holders (as defined below) to purchase all of the shares of the BVI Companies. Each Option Holder shall be deemed to be the beneficial owner of the applicable BVI Company.

In order to avoid conflict with SAFE 75 Circular, which has certain restrictions on PRC residents to obtain overseas shares, on December 22, 2010, Iwamatsu Reien entered into Call Option Agreements (collectively, the “Call Option Agreements”) with each of Mr. Guo, Mr. Longlin Hu and Ms. Xiangju Mu (collectively, the “Option Holders”) pursuant to which Mr. Guo is entitled to purchase up to 100% shares of Prolific Lion Limited, Longlin Hu is entitled to purchase up to 100% shares of Valiant Power Limited and Xiangju Mu is entitled to purchase up to 100% of the shares of Solid Wise Limited, each at a nominal price of $0.0001 per share for a period of five years upon satisfaction of certain conditions, which such conditions were designed to be easily met. Specifically, (i) if the Operating Companies and their respective subsidiaries achieved net income of $1 million as calculated and audited in accordance with U.S. GAAP for the fiscal year ended December 31, 2009, each Option Holder will be entitled to purchase 40% of the outstanding shares of the applicable BVI Company; (ii) if the Operating Companies and their respective subsidiaries achieve net income of $2 million as calculated in accordance with U.S. GAAP for the fiscal year ended December 31, 2010, each Option Holder will be entitled to purchase 30% of the outstanding shares of the applicable BVI Company; (iii) if the Operating Companies and their respective subsidiaries achieve net income of $3 million in accordance with U.S. GAAP for the fiscal year ended December 31, 2011, each Option Holder will be entitled to purchase up to 30% of the remaining outstanding shares of the applicable BVI Company. In addition, the Operating Companies and their respective subsidiaries achieve net income of $3 million in fiscal year 2010, each Option Holder shall have the right to purchase all shares of the applicable BVI Company at consideration of $1.00 and the third condition shall be deemed as having been met. The Company has determined that the Operating Companies and their respective subsidiaries achieved net income of $3 million in fiscal year 2010 and therefore Mr. Guo, Mr. Hu and Ms. Mu have the right to purchase all of the shares of the applicable BVI Company.

Ms. Reien is the sole shareholder of the BVI Companies.  Ms. Reien also established the BVI entities. Kirin China was established on July 6, 2010 and on July 27, 2010 Kirin China established Kirin Huaxia Development Limited under the laws of Hong Kong. Ms. Reien is a friend of Mr. Guo and established Kirin China for the Option Holders to comply with SAFE Circular 75 in anticipation of share exchange transaction with us. At the time of Kirin China’s formation, it was understood that Ms. Reien would enter into the Call Option Agreements with the Option Holders prior to the share exchange transaction. Under the Call Option Agreements, Ms. Reien acts as the nominee for the Option Holders. Accordingly, Mr. Guo, Mr. Hu and Ms. Mu have the right to direct the vote of the applicable BVI Companies and are deemed to beneficially own the shares of the Company’s common stock owned by the BVI Companies. Mr. Reien and each of the Option Holders serve as the directors of the respective BVI Company. Mr. Guo and Mr. Hu constitute the board of directors of Kirin China and Kirin Huaxia Development Limited. Additionally, Mr. Guo and Mr. Hu are the acting Chairman and CEO, respectively, of the Operating Companies. Ms. Reien does not and will not engage in the management or operation of any of the BVI Companies or Kirin China or any of the subsidiaries of Kirin China. Ms. Reien has not and will not receive any consideration for entering into the Call Option Agreements.

Market Area and Projects

Kirin China’s projects are currently concentrated in Hebei Province of the PRC, primarily in the city of Xingtai, and nearby regions. Hebei Province is located in the North Region of the PRC. Kirin China intends to also focus on the Bohai Sea Surrounding Area, which comprises Beijing, Tianjin, Hebei Province, Liaoning Province and Shandong Province. The following map shows the region in which Kirin China currently operates:

Completed Projects

Kirin China has completed the following projects in Xingtai City (denoted by the red star in the map above):

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Ming Shi Hua Ting. Ming Shi Hua Ting is a residential center comprised of two residential buildings with between 14 and 19 floors each and eight residential buildings with six floors each. This project was developed in 2002 and targeted homebuyers with middle to high income. The total construction area consisted of 109,260 square meters.

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Wancheng New World Commercial Center. Wancheng New World Commercial Center is primarily a commercial and business center which includes a shopping center, restaurants, recreation facilities, entertainment and tourist attractions. The project also included over 300 residential properties. The total land area for this project was 57,000 square meters. The project commenced construction in 2007 and has been in service since June 2009. The Company’s Wancheng New World Commercial Center Project is also known as the Xintiandi Project.

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Kirin County Community. Construction on Kirin County Community commenced in September 2009 and was 89.2% completed by September 30, 2011. This project covers land area of 47,900 square meters. Total construction area is approximately 180,000 square meters and is comprised of residences, commercial buildings and hotel-style apartments.

Projects in process

Kirin China’s project pipeline includes the Kirin Bay and No. 79 Courtyard projects, each of which are located in Xingtai City. Kirin China commenced presales for these projects in the first quarter of 2011 and expected to recognize revenue in the fourth quarter of 2011 for both projects.

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Kirin Bay.   Covering a land area of over 660,000 square meters, Kirin China expects that Kirin Bay will be the largest high-end residential community in Xingtai in terms of total construction area upon completion. The project is comprised of three sections of mixed residential and commercial properties. We commenced the construction of the Kirin Bay Project in October 2011. The first phase residences are expected to be delivered by the end of 2013 while final phase residences are expected to be delivered in May 2015.

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No. 79 Courtyard.   No. 79 Courtyard Project covers a land area of over 290,000 square meters and a total building area of approximately 520,000 square meters. The project is positioned as a high-end residential development with some mixed commercial use. Construction started in October 2011 and project completion is planned for the last quarter of 2014. The first phase residences are expected to be delivered by the end of 2012 while the final phase residences are expected to be delivered in January 2015.

In addition to its projects in Xingtai, Kirin China has started gaining knowledge on property conditions and related land and development approval procedures in Shijiazhuang of Hebei Province and in Dezhou and Zibo of Shandong Province (as denoted by the blue stars on the map above).

Kirin China’s Homebuyers

Kirin China markets its residential properties to local PRC homebuyers with $293 to $156,206 in monthly earnings, which is regarded in the PRC as middle to high income. Kirin China believes that its homebuyers have high expectations about the quality of their residences, the overall community environment and surrounding amenities and developments. Kirin China also believes that its homebuyers’ purchase decisions significantly influence the decisions of others in their same social status. Kirin China’s targeted homebuyers vary with No.79 Courtyard is focusing on high-income homebuyers and Kirin Bay is focusing on standard residence markets.

The following chart shows the household monthly incomes of homebuyers who purchased residences from Kirin County:

The following chart shows the averaged ages of homebuyers who purchased residences from Kirin China:

The following chart shows purchase time of homebuyers for different projects during the period:

Kirin China believes that its homebuyers are primarily motivated by the need for housing condition improvement, or “move-up” housing, from rentals or shared living arrangements with relatives to a place of their own.

Commercial Properties

The commercial properties developed by the Company include: Wancheng New World Commercial Center, which achieved sales revenue of approximately $30.16 million, accounting for 65% of total sales of the Company during 2007 and 2008. Profits realized were approximately $4.16 million. The Wancheng New World Commercial Center achieved sales revenue of approximately $7.29 million, accounting for 9.8% of total sales of the Company during 2009 and 2010. The properties include: commercial business center and commercial residence.

Main purchasers of the commercial stores of Wancheng New World Commercial Center are entrepreneurs and investors with substantial purchasing power who live in Xingtai city or a nearby city; government officers, public servants, real estate speculators and a variety of well-known restaurants, banks, and companies in telecommunication, advisory, advertisement, and finance sectors.

Sales and Marketing

Most projects commence sales before construction begins. Typically, the first step in the sales process occurs when the homebuyer visits a sales office and decides to purchase a particular residence. The potential homebuyer then signs a binding agreement of sale for a particular residence and pays a cash down payment, which is generally non-refundable. Cash down payments currently average between 30-50% of the total purchase price of a residence, although, in some cases homebuyers elect to pay the entire purchase price at this point. When construction on the residence is complete and upon payment by the homebuyer of the remaining balance of the purchase price, if any, the residence is delivered to the homebuyer. The sales process for commercial properties is substantially similar, although commercial purchasers typically pay a higher cash down payment.

When demand is particularly high for a project, potential homebuyers seeking to signify their interest in purchasing a residence, but who may not know which particular residence they wish to purchase, will first pay refundable cash deposit typically between $781 and $3,124. If the homebuyer does not elect to purchase a residence, this initial deposit will be refunded. If the homebuyer ultimately selects a particular residence, the initial deposit will be applied to the cash down payment due upon entry into a binding agreement for that residence.

In order to attract homebuyers, Kirin China engages professional design companies to assist with project design and promotion. Dedicated sales offices are also established for each specific project. Promotional flyers, presentation boards, video clips, websites, and 3D photo displays are used to demonstrate the expected construction layout. In addition, the following media are typically utilized to promote real estate projects:

•	Mainstream newspapers and magazines;
•	SMS text-messaging;
•	Outdoor advertisements; and
•	Other promotional activities, which may include real estate exhibitions, outdoor dancing activities, free movies in target communities and residents’ badminton competitions.

To help customers choose among the apartment layouts that we offer, we usually create show rooms that demonstrate design possibilities. We pay for the completion of these marketing show rooms. After most of the units in the development have been sold, we sell the show rooms as residences, usually at premium prices.

Sales representatives are encouraged to take a proactive approach after promotions have been launched. Sales representatives usually visit nearby counties or city squares to distribute flyers advertising Kirin China’s communities. They are also encouraged to target and maintain contact with potential groups or organizations who have group purchasing intentions or that provide financial support for their employees to buy residences. Sales representatives receive commissions based on the amount of the purchase price once received by Kirin China.

Kirin China ordinarily launches several phases of sales for each project, but only provides a small proportion of residential units for sale in each phase. Kirin China believes that the sale of residences by phases reduces market risks since prices can be adjusted depending on demand and other economic factors. We have sold all commercial units of the Kirin County Project and approximately 80% of the residential units and 75% of the garages (in terms of construction area). We currently have 367 residential units, with a total construction area of about 31,693 square meters, and 131 garage units, with a total construction area of 4,547 square meters, remaining to be sold, representing approximately 18.8% of the Kirin County Project in terms of the total construction area.

Property Management Services

Kirin China provides property management services to its own communities. The basic services typically provided include security, clean environment preservation, flower and tree planting and community facilities maintenance.

Land Resources Procurement

Kirin China’s ability to continue development activities over the long-term will be dependent upon, among other things, a suitable economic environment and its continued ability to locate and acquire land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete the development of such land. When identifying potential land resources for acquisition, Kirin China first attempts to determine if the target land resource complies with the general municipal plans of the government, whether the surrounding infrastructures are well established, whether there is any existing municipal construction plan, the scale of influence of the project with respect to its neighbors and if the purchasing power of the surrounding population can afford the prices at which Kirin China may expect to sell the properties. Next, Kirin China considers if the initial property development cost is affordable for it, if there is any governmental tax deduction policy and if the project can become a signature project for the local government. Kirin China obtains land resources by participating in public tender, auction, and listing for sales of land. In addition, Kirin China may seek to acquire land rights that are sold in connection with the restructuring of state-owned enterprises or the military. The price and location of land resources that are state-owned or owned by the military are generally superior to private properties.

Regulations in the PRC now provide that all land use rights are granted by way of a public auction held by the land reserve administration of the applicable local government. The auction begins with the local government’s publication of an invitation to bid on a particular parcel of land. Bids must be submitted on or before the bid deadline date. Bids submitted by developers in accordance with bid procedures and deadlines are then evaluated, together with the qualifications of the developers, by the applicable land reserve administration. Bidders who do not meet all of the qualification requirements are disqualified. On the day following the closing date of the auction, an auction winner will be confirmed. The winning bidder and the transferor will enter into a confirmation agreement. Within ten days after the execution of the confirmation agreement, the winning bidder will enter into a “Land Use Rights Transfer Agreement” with the transferor and is required to make a lump sum payment of the transfer fees within two months. The process for acquisition of land resources from state-owned enterprises and the military is similar, except that the governing entities for military-owned properties are the military land management bureaus and their superior supervising authorities.

We also participate in government-dominated relocation programs, such as Kong Village Relocation Program to procure land use rights. In relocation programs, the local government takes the land from the local residents as a land reserve for a future auction and bidding process and relocates the residents. We participate in and fund such programs as a partner of the government and obtain the land use right by being invited to the auction and bidding of such land use rights. In the case of Kong Village Relocation Program, the local government did not have enough funds to pay for the relocation and new accommodations for the villagers, therefore the Company funded the local government by building new buildings as accommodation compensation for the villagers as well as bearing the costs incurred by local government compensating villagers and the zoning and developing of vacated land lots. The government will repay our costs when it sells the concerning land use right. In exchange for such financing, we will be invited to bid for the vacated land parcels for residential and commercial use at public auction at market price, and in return for our financing, the proceeds paid by the Company and received by the government the bidding will be refunded to the Company. For more details please refer to “Management Discussion and Analysis—Relocation Program of Kong Village.”

PRC Real Estate Market Overview

Future Development Trends and Regulations of the Real Estate Industry in the PRC

According to the China Daily, the PRC will surpass both the UK and Japan to be the world’s second largest property investment market by 2011, reports international real estate service provider DTZ. Data from real estate consultancy CB Richard Ellis shows that the value of property transactions in 15 Chinese cities hit approximately $7.36 billion during the first six months of 2010. Of this, approximately $2.86 billion came from foreign institutional investors, $1.5 billion from Hong Kong, Taiwan and Macao, and the remaining approximately $2.99 billion from mainland investors.

As reported in the Wall Street Daily, Chinese home-buying activity surged 82% in 2009, and house prices rose 24% nationally. These price increases put the average Beijing apartment at 15 times the typical resident’s annual income and national prices at 10 times the median annual household income. This is far above comparable ratios in the United States where home prices stand at about three and a half times the median annual household income.

With the urbanization process, more and more people immigrate to the cities from rural areas of the PRC, such that the boundaries of cities are extending gradually and the urban areas are experiencing rapid development. As the real estate markets in tier-one cities, such as Beijing, have experienced rapid growth in the past five years, Kirin China believes that the development potential for tier-two and tier-three cities is substantial. The Company expects that the real estate markets for tier-two and tier-three cities will expand significantly in the near future due to a variety of factors including the further development of urbanization and the immigration of rural populations into the tier-two and tier-three cities which we believe will result in a growing demand. In addition, China became the first largest real estate investment market by 2010 according to a report made by Cushman Wakefield LLP. Since the real estate markets for tier-one cities have almost reached their limits, we believe investment will be directed to tier-two and tier-three cities.

The per capita consumption of a city indicates the purchasing power of its residents. The purchasing power growth in tier-three cities is faster than overall purchasing power. China’s average growth of per capita consumption in 2010 was 14.8% according to the annual report filed by the National Bureau of Statistics. Growth in tier-one cities such as Beijing and Shanghai was reported below that average. Many tier-three cities in cities such as Dali in Yunnan, Nanchong in Sichuan, Nanchang in Jiangxi, Taizhou in Zhejiang and Weihai and Dezhou in Shandong exceeded the average, indicating higher real estate purchasing power (from Dongxing Securities Industry Report). We believe this indicates that purchasing power in tier-three cities is growing at a faster rate than it is in tier-one cities.

In 1980, a mere 19.8% of the population in China was urban and by the end of 2010, the urbanization rate had reached 49.68% according to the annual report filed by the National Bureau of Statistics. According to a report by BNP Paribas (BNPP), China’s urbanization rate should reach 60% by 2020 as shown below:

Similarly, it is predicted that the country’s urbanization rate will hit 52 percent in 2015 and grow to 65 percent by 2030 from the annual report on urban development by the Chinese Academy of Social Sciences (CASS). According to McKinsey in the Preparing for China’s Urban Billion report in March 2008, 350 million people will be added to China’s urban population by 2025—more than the population of today’s United States. One billion people are expected to live in China’s cities by 2030 and 221 Chinese cities are expected to have over one million residents. Five billion square meters of road are expected to be paved, 170 mass transit systems could be built and 40 billion square meters of floor space could be built—in five million buildings. More than half of China’s population today is still rural. With an ongoing flow of workers from the countryside into the cities, officials estimate prospective housing needs for 400 million new urban dwellers over the next 25 years.

The PRC real estate market is strictly controlled by the PRC government and, currently, real estate development companies in tier-one cities are experiencing difficulties as a result. To control the price of real estate, restrict speculation and break the isolated bubbles in the PRC real estate market, the PRC government has tightened its credit loan policies and land right acquisition regulations in tier-one cities. Accordingly, real estate development has begun to focus on tier-two and tier-three cities. Real estate developers in tier-two and tier-three cities are expanding and the PRC’s focus for real estate development has moved on from tier-one cities to tier-two and tier-three cities in response to the urbanization of China and the movement of its population.

The PRC’s Central Economic Conference at the end of 2009 and the “Document No. 1” released by the State Council in 2010 pointed out that the central government was emphasizing the urbanization of medium and small cities and small towns in China, with the purpose to alleviate the over-populated tier-one cities and to resolve the imbalanced development between urban and rural areas. For overall planning, the PRC government has shown its determination to develop small- and medium-sized cities and related authorities have released favorable policies for tier-two and tier-three cities. The PRC’s Ministry of Land and Resources has begun to prioritize the land rights approval processes for real estate projects in tier-two and tier-three cities. The land rights acquired in tier-two and tier-three cities totaled 62.23 million square meters in 2009, compared to 4.83 million square meters in tier-one cities, as indicated by China’s National Bureau of Statistics.

Real estate developers have been finding it difficult to obtain easy financing for their projects due to the recent strict credit loan policies for both developers and buyers. Many of them have subsequently turned to high-cost financing, with interest rates ranging from 12 to 16 percent, compared with the benchmark rate of 5.31 percent for one-year loans as indicated in a report by China Daily.

Foreign investors account for a small proportion of the real estate market. According to the National Bureau of Statistics, foreign investors put approximately $4.45 billion into the realty sector during the first seven months of 2010, a 10.6 percent growth over the same period in 2009. UBS Global Asset Management announced in April 2010 that it had successfully concluded the first closing of its joint-venture with Gemdale Corporation, a leading listed real estate developer in China. It will invest in residential development projects in First Tier and selected Second Tier cities in China. In mid-March 2010, China Overseas Land & Investment Ltd., together with ICBC International Investment Management Ltd., set up a $250 million real estate fund to invest in China’s property market.

According to the Wall Street Daily, one-quarter of Chinese homebuyers pay cash, and, on average, mortgages cover only half the property’s value. Household debt in China amounts to approximately 40% of household incomes.

Market Overview of Xingtai

According to a report from the China Daily, the total housing supply in Xingtai was 1.1 million square meters in 2005 and 1.5 million square meters in 2006; due to the macroeconomic control policy specified by the state, the housing supply shrank slightly to 1.1-1.3 million square meters in 2007 and the housing supply in 2008 was 1.5-1.8 million square meters.

With the development of its local economy, since 2006 an increasing number of residents of other regions of China have been immigrating to Xingtai, which has increased housing demand. Kirin China expects this trend in increased immigration to Xingtai to continue in the near future.

As of the end of 2009, the core urban population of Xingtai was 578,700 and its total residential area was approximately 14.06 million square meters. As such, the per capita residential area in Xingtai city was 24 square meters as of the end of 2009. According to the national “well-off” standards published by the PRC’s Department of Construction, by 2020, the average living area for urban population is expected to reach 35 square meters with an average floor area of 100 to 120 square meters for each residence. Kirin China believes the anticipated shortage in average living area per person in Xingtai necessary in order to meet the “well-off” standard indicates significant development potential.

Xingtai can be generally divided into two parts: Qiaodong District (i.e. East of Bridge) and Qiaoxi District (i.e. West of Bridge). The Qiaodong District is the old city area which features transportation, concentrated retail trading areas, aged buildings and a highly polluted environment. Currently, the scale of real estate development in this region is small and scattered due to high relocation costs. The quality of real estate is also low and the buildings are mostly mid-rise. Qiaoxi District, on the contrary, is the region being promoted by the local Xingtai government for development. Qiaoxi District is anticipated to be the center of the new urban area, as planned by the Xingtai government. In the first half of 2007, the price of a residence in Qiaoxi District surged significantly, with $381 to 433 per square meter as the main pricing range. The average price for a residence was $476 per square meter in 2009 with higher prices in the northeast part of Qiaoxi District, at approximately $511 to 614 per square meter.

The central bank in China is currently reinforcing strict real estate development regulations and emphasizing stringent credit loan policies, which has already had a negative impact on the real estate market. These actions may serve to hinder the development of smaller real estate companies with rigid cash flows and small amounts of capital, leaving growth space for larger, better capitalized companies.

Market Overview of the Bohai Sea Surrounding Area

Kirin China plans to expand its operations to the Bohai Sea Surrounding Area. Located in the center of Northeast Asia economic zone area with abundant resources and convenient transportation, the Company believes that the Bohai Sea surrounding region has great geographical strength. The National Bureau of Statistics data indicated a new trend that home and abroad foreign investment flows from the south to the north of China in recent years. The cities and sub-regions of the Bohai Sea Surrounding Area, such as Beijing, Tianjin Region, the Shandong Peninsula and Northeast regions are considered to be the “growth pole” of China’s next round of development following the development of the Pearl River Delta and Yangtze River Delta region. In the near future, we believe that the Bohai Sea Surrounding Area will enter into a sustainable and rapid growth track.

The cities in Bohai Sea Surrounding Area vary with respect to the economic development degree. The large and well developed cities in this area with mature markets, such as Beijing and Tianjing, have a declination in gross floor area and sale of real estate due to the strict real estate control policies. However, the second and third tier cities in this area still have a rapid growth rate in real estate development. Economic investment and development in this area, which is adjacent to Xingtai, is increasing. Investments in the real estate markets of Qinhuangdao, Tianjin and Tangshan increased by 21%-76% in 2010, according to the PRC’s Ministry of Land and Resources. Commensurate with an increase in investment, the price of residential real estate is has also increased.

In recent years, many large national real estate developers have begun to enter the market of Bohai Sea Surrounding Region as increasing land reserves and accelerating development of the market provide more opportunities. Compared with the Pearl River Delta region and Yangtze River Delta region, we believe that the Bohai Sea Surrounding Area has greater market demand and more opportunities. The growth rate of wholesale real estate prices in the Bohai Sea Surrounding Area is stable. As shown in the below chart of land use right procurement costs, in 2009, the land cost in Bohai Sea Surrounding Area is $424 per square meter, which is higher than the national average land cost $388 per square meter, but much lower than the Yangtze River Delta and Pearl River Delta. The cost of land right procurement in the Bohai Sea Surrounding Area is 19% lower than in the Pearl River Delta and 42% lower than in the Yangtze River Delta Regions. The overall growth rate of land right procurement has declined from 6.02% in 2008 to 2.83% in 2009. As depicted in the chart of growth of land use right procurement, the 2009 growth rate was lower than the average annual growth rate of 5.05% of 105 cities in China. We believe that this indicates potential for real estate development and profit generation in this area. The following are the land right procurement costs and growth rates in the Bohai Sea Surrounding Area for 2009.

The scale of residence paying capability (real estate price/household paying capability) demonstrates the ability of consumers to purchase houses. The overall rational scale on an international scope is within the range of 3-6 and the scale in China is higher due to its special housing system, hidden income and solid housing demand, according to Real Estate Bubble and Financial Crisis, authored by Xie Jinglai and Qu Bo in 2002.

As shown in the following chart, except Beijing and Dalian, the house price growth of other cities in the Bohai Sea Surrounding Region is stable, and with the economic development of the Bohai Sea Surrounding Area, the income level has increased and the scale is decreasing gradually. However, most of the sales are over 6 and Beijing and Dalian have shown scales of over 11, which indicate bubbles in their real estate markets.

Price of Private Residence / Private Residence Paying Capability Scale in the Bohai Sea Surrounding Area (US $/multiple)

Year	Beijing	Tianjin	Shenyang	Dalian	Jinan	Qingdao	Shijiazhuang
1999	682/20.50	272/9.81	337/12.78	281/12.37	214/8.24	216/8.20	232/10.46
2000	594/15.84	281/9.53	324/11.17	315/12.67	220/7.18	221/7.61	208/8.92
2001	612/14.57	287/8.84	331/10.47	338/12.59	240/7.69	239/7.54	235/9.55
2002	576/12.74	300/8.88	331/10.47	343/11.56	254/7.80	264/8.36	219/8.34
2003	572/11.37	304/8.14	352/9.65	353/10.70	281/7.04	291/7.96	191/6.81
2004	611/10.77	376/9.05	352/8.75	376/10.01	369/8.49	358/8.92	187/5.98
2005	841/12.82	502/10.69	395/8.22	464/10.41	388/8.48	464/9.66	232/6.21
2006	1060/13.82	611/11.14	432/7.34	579/11.30	448/8.38	545/9.25	261/5.92
2007	1582/17.51	796/11.84	506/6.91	762/12.28	517/6.99	712/9.71	336/6.19

Note: Residence Paying Capability Scale = Sales Price Per Square Meter/Disposable Income Per Household. Sales price is assumed as 100 square meters per suite and a household is assumed to comprise three (3) family members.

Features of Real Estate Markets in Tier-Two and Tier-Three Cities

Kirin China believes that the PRC’s tier-three cities have long term earning potential for investment, particularly since tier-one cities have already experienced high growth in the past few years. Kirin China believes that with continued urbanization and improved living standards, the demand in tier-three cities for high quality, high-end buildings is increasing. Kirin China believes that tier-three cities are at the frontier of the continued future urbanization and will benefit from the economic growth in China.

Growth potential of real estate markets in tier-two and tier-three cities

Real estate development potential has shifted to tier-two and tier-three cities and to medium and small cities. The No 1 Documents from the PRC central government pointed out that medium and small cities and towns will be the focus of China’s economic development. The PRC Ministry of Land and Resources indicated that it would prioritize approvals of real estate projects in tier-two and tier-three cities.

Higher profit margins in tier-two and tier-three cities

Kirin China believes that the price growth potential in the tier-two and tier-three segments is high while investment costs, especially land costs, are low. Investment return in tier-two and tier-three cities is no less than 30% and operational costs are comparatively low, according to the “2009 Analysis Report on Real Estate Prices in Major Chinese Cities” as published by the Ministry of Land and Resources of the PRC.

Competition

The real estate development industry in the PRC is highly competitive. In the tier-three cities Kirin China focuses on, local and regional property developers are its major competitors. Many of Kirin China’s competitors are well capitalized and have greater financial, marketing, and other resources than Kirin China has. Some also have larger land banks, greater economies of scale, broader name recognition, and a longer track record in certain markets. In certain markets, we believe our competition benefits from more established relationships, but differences between the Company and our competition’s relationships are divided geographically and vary by city, quality, and scope. As such, these comparisons are limited to specific instances. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than Kirin China is may be more competitive in acquiring land through the auction process.

Kirin China considers Royal Real Property Co., Ltd. and Lejiayuan Real Property Co., Ltd. as its major competitors in Xingtai. These two companies have similar financial capacities as Kirin China and engage in projects of similar sizes to those of Kirin China.

With respect to cities in the Bohai Sea Surrounding Area, Kirin China considers Dezhou Real Estate Company and Dezhou Trust Real Estate Development Co., Ltd. as its primary competitors in Dezhou City and Shandong Chuangye Real Estate Development Co. Ltd. and Zhongfang Real Estate Development Company as its primary competitors in Zibo City. Because these competitors have been developing projects in these cities and others in the Bohai Sea Surrounding Area, they have already established relationships with local government and suppliers and have brand recognition among potential customers.

Competitive Advantages

Kirin China believes the following are advantages over its competitors:

•
Experienced Real Estate Development Team.   Kirin China has a professional team with significant experience in real estate development. Members of Kirin China’s membership team have had work experience with well-known real estate development companies in tier-one cities. In addition, Kirin China’s management members are well educated with degrees from top universities such as Tsinghua University, Xi’an Jiaotong University, Zhejiang University and the Communication University of China.

•
R&D and Planning Advantage.   Kirin China expends considerable effort on research and development in an effort to identify its target market and understand the needs and wants of potential homebuyers. Kirin China believes that by conducting research and development it can better align project design and pricing with the needs and demands of its target buyers.

•
Strong Relationships with Local Government. Kirin China seeks to maintain close ties with the local government in Xingtai City where it has aided the local government in cases such as the Kong Village Relocation Program. Kirin China believes such good relationships with local governments can help in the application of favorable land development policies. We believe that these relationships can better enable Kirin China to successfully bid and execute on projects.

•
Pre-Sales Advantage.   Kirin China seeks to ensure high cash flow through presales. Kirin China’s investment costs for a particular project can be covered usually within one year after presales commence. For example, by the end of December 2009, Kirin China recorded $58.47 million in presales of its Kirin County Project, which commenced in April 2009.

Growth Strategy

Completion of Pipeline Projects

Kirin China’s project pipeline includes the Kirin Bay and No. 79 Courtyard projects, each of which are located in Xingtai. Kirin China commenced presales for these projects in the first quarter of 2011.

The Kirin Bay Project covers a land area of over 660,000 square meters. After completion, Kirin China expects that the project will be the largest high-end residential community in Xingtai in terms of construction area. The project is comprised of three land construction sections, Sections B, C, and D, with total anticipated building area of approximately 1 million square meters. Section C is expected to cover a building area of approximately 380,000 square meters, which is expected to be comprised mainly of malls, hotels, office buildings and apartments. Sections B and D are expected to cover a building area of approximately 560,000 square meters. These sections are expected to be comprised of high-rise buildings, villas, kindergartens, primary schools and other commercial buildings.

Preparation for The Kirin Bay Project began in June 2009. Construction started in October 2011 and project completion is planned for the first half of 2015. The first phase residences are expected to be delivered by the end of 2013 while final phase residences are expected to be delivered in the first half of 2015. The project is planned to include approximately 5,500 residential units consisting of high-rise apartments and single-family houses. The following sets forth the various categories of properties anticipated to be available for sale as part of the Kirin Bay Project and the total area and number of units available for each such category:

Kirin Bay Project Property Resources for Sale
Category	Subject	Area/Unit Number
High-floor Apartment	Area	453,944 sq meters
	Number of Units	4,209
Garden Villa	Area	75,900 sq meters
	Number of Units	540
Commercial Residences	Area	14,700 sq meters
	Number of Units	-
Reconstructable Public Facilities	Area	25,160 sq meters
Garage	Number of Units	3,492

No. 79 Courtyard Project covers a land area of over 290,000 square meters and a total building area of 520,000 square meters. The project is positioned as a high-end residential development with some mixed commercial use.

No. 79 Courtyard Project started preparation in July 2009. Construction started in October 2011 and project completion is planned for the last quarter of 2014. The first phase residences are expected to be delivered by the end of 2012 while the final phase residences are expected to be delivered in January 2015. The following sets forth the various categories of properties anticipated to be available for sale as part of the No. 79 Courtyard Project and the total area and number of units available for each such category:

No. 79 Courtyard Project Property Resources for Sale
Category	Subject	Area/Unit Number
High-floor Apartment	Area	70,285 sq meters
	Number of Units	556
Official Mansion	Area	sq meters
	Number of Units	1
Garden Villa	Area	203,671 sq meters
	Number of Units	1,113
Penthouse	Area	79,204 sq meters
	Number of Units	382
Penthouse Apartment	Area	55,800 sq meters
	Number of Units	180
Commercial Residences	Area	3,967 sq meters
	Number of Units	50
Garage	Number of Units	106,721 sq meters
Total	Residential	2,231 units, totaling 408,960 sq meters
	Commercial	50 units, approximately 3,967 sq meters
	Garage	106,721 sq meters

Focusing on Bohai Sea Surrounding Area

For its regional selection strategy, Kirin China intends to focus on the Bohai Sea Surrounding Area. The Bohai Sea Surrounding Area has become the third most active region in the PRC for business investment, just behind the Pearl River Delta and the Yangtze River Delta Regions. The National Development and Reform Commission indicated in September 2010 that the Bohai Sea Surrounding Area, Yangtze River Delta region and Pearl River Delta region are to be prioritized for economic development.

Selecting Tier-Three Cities with Tier-Two Cities as Alternatives

With respect to tier-three cities, Kirin China seeks to select dynamic, highly commercialized cities with the target city acting as the economic driving force of the surrounding area. When selecting target cities, Kirin China generally seeks per capita GDP, economic growth, and citizen purchasing power that is higher than the other surrounding tier-three cities. Cities such as Tianjin, Qingdao, Shenyang, Nanjing, Suzhou, Xuzhou, Hefei, Changshang, and Xi’an satisfy these criteria. Although its primary focus is on tier-three cities, Kirin China may also seek to expand to tier-two cities.

Intellectual Property

Kirin China does not own any patent or registered trademarks.

Environmental Issues

Our business in China is subject to various pollution control regulations in China with respect to noise, water and air pollution and the disposal of waste. Specifically, the major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

The Company is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor has the Company been punished or can foresee any punishment to be made by any environmental administration authorities of the PRC.

Government Regulation and Approvals

Property and Land Use Rights

All urban land in China is owned by the State. Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, which became effective on May 19, 1990, individuals and companies are permitted to acquire rights to use urban land or land use rights for specific purposes, including residential, industrial and commercial purposes. The land use rights are granted for a period of 70 years for residential purposes, 50 years for industrial purposes and 40 years for commercial purposes. These periods may be renewed at the expiration of the initial and any subsequent terms. Upon approval by both the land administrative authorities and city planning authorities, industrial parcel uses may be converted to other uses, and the duration and other clauses in the land use right granting agreement will be revised to match the new use. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

Permits and Certificates

Development Certificates.

According to the Urban Real Estate Development and Operation Administration Regulation, promulgated by State Council on July 20, 1998, the Urban Real Estate Development and Operation Administration Rules of Hebei Province promulgated by government of Hebei province and effective on July 1, 2004, and the Real Estate Development Enterprise Qualification Administration Regulation promulgated by Ministry of Construction on March 29, 2000, a real estate development enterprise shall obtain a Real Estate Development Enterprise Qualification Certificate (the “Development Certificate”) with four grades. To obtain a Grade 4 Development Certificate, an enterprise must have engaged in the real estate development business for more than one year with 100% of its completed projects passing the quality inspection by the supervising authority and shall have certain number of construction, financial, accounting and technical professionals, established a quality control system and does not have any record of material construction accidents and the registered capital shall be no less than approximately $756,220. To obtain a Grade 3 Development Certificate, besides the requirements of Grade 4 Development Certificate, an enterprise must have engaged in the real estate development business for more than two year with 100% of its completed projects of two consecutive years passing the quality inspection by the supervising authority and have completed the development of accumulatively more than 50,000 square meters construction and the registered capital shall be no less than approximately $1,209,958. To obtain a Grade 2 Development Certificate, besides the requirements of Grade 3 Development Certificate, an enterprise must have engaged in the real estate development business for more than three year with 100% of its completed projects of three consecutive years passing the quality inspection by the supervising authority and have completed the development of accumulatively more than 150,000 square meters construction and the registered capital shall be no less than approximately $3,024,895. To obtain a Grade 1 Development Certificate, besides the requirements of Grade 2 Development Certificate, an enterprise must have engaged in the real estate development business for more than five year with 100% of its completed projects of five consecutive years passing the quality inspection by the supervising authority and have completed the development of accumulatively more than 300,000 square meters construction and the registered capital shall be no less than approximately $7,562,237. With Grade 1 Development Certificate, the enterprise is allowed to develop all kinds of project without limitation. With Grade 2 Development Certificate, the enterprise is allowed to develop the project(s) with total construction area no more than 250,000 square meters each time. With Grade 3 Development Certificate, the enterprise is allowed to develop the project(s) with total construction area no more than 150,000 square meters each time. With Grade 4 Development Certificate, the enterprise may develop the project(s) with total construction area no more than 100,000 square meters each time. Upon expiration of the certificate, if the enterprise is going to continue the business of real estate development, it shall apply for a new one.

Construction projects in China often take 3-5 years or even longer to complete. As a result many real estate and development companies often divide projects into a number of shorter phases, allowing them to sell and collect financing from a finished phase while the remainder of the project is still ongoing. The Ministry of Construction along with other sectors of government have taken the position that each phase of a project can be looked at on an individual basis for determining which grade of a development certificate a company needs to obtain to participate in the project.  This allows a company with a lower grade to do a bigger project if it is broken into a number of smaller phases. However, if a company wants to develop a larger project and complete it in a single phase and in a short period, then the requirement for higher grade of certificate will be required.

Hebei Zhongding has obtained the Grade 2 Development Certificate No. Ji Jian Fang Kai Xing Zi No. 192 on December 26, 2011. Zhongding Jiye has obtained the Grade 4 Development Certificate No. Ji Jian Fang Kai Xing Zi No.304 with an expiration date of March 21, 2012.  The Company has also received a temporary approval which provides that (1) our Operating Companies are regarded as qualified for the Grade 2 Development Certificate requirements, which allows us to develop projects of no more than 250,000 square meters each time; (2) if we want to expand our business out of Hebei Province, our Operating Companies are required to obtain approval from other local authorities; and (3) we are required to submit formal applications for the Grade Two Development Certificate in a “timely manner.”  However, the Chinese government has not issued a formal ruling that explicitly states the date by which the Company must apply for a Grade Two Development Certificate.  The Company received this temporary approval when Xingtai Zhongding applied for the Construction Land Planning Permits and Construction Work Planning Permits for the Kirin County Project as discussed below.  The duration of the temporary approval corresponds with the duration of the project.

Other Permits.

For each project we develop, before commencing sales or presales of such project, we are required to obtain Land Use Rights Certificates, Construction Land Planning Permits, Construction Work Planning Permits, Work Commencement Permits and Pre-Sales Permits. Before we obtain the Pre-Sales Permit, we may apply to the local authority for informal presale permission to permit us to secure nonrefundable deposits from our customers. This is a local practice enacted by the Xingtai local government to encourage project development. We may not receive the same approval in other cities if we expand our projects beyond Xingtai.

We have obtained all of the Land Use Rights Certificates, Construction Land Planning Permits, Construction Work Planning Permits, Work Commencement Permits and Pre-Sales Permits for Kirin County Community and No. 79 Courtyard projects. . For Kirin Bay Project, which will be divided into three parcels of land, we have obtained Land Use Rights Certificates for the Kirin Bay project pursuant to our participation in the Kong Village Relocation Program. For more details please refer to “Management Discussion and Analysis— Relocation Program of Kong Village.” As of the filing date of this registration form, we have obtained the remaining permits and certificates for the first phase of Kirin Bay Project.

Taxation

On March 16, 2007, the National People’s Congress of China passed the New EIT Law, and on November 28, 2007, the State Council of China passed the EIT Law Implementing Rules which took effect on January 1, 2008. The EIT Law and its implementing rules impose a unified earned income tax, or EIT, rate of 25.0% on all domestic-invested enterprises and foreign invested enterprises, or FIEs, unless they qualify under certain limited exceptions. As a result, our PRC Subsidiary and Operating Companies are subject to an earned income tax of 25.0%. Before the implementation of the New EIT Law, FIEs established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an EIT rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax.

In addition to the changes to the current tax structure, under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities.

In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In addition, dividends paid to us from our PRC Subsidiary will be exempted from PRC income tax but dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax.

Foreign Currency Exchange

All of our sales revenue and expenses are denominated in RMB. Under the PRC foreign currency exchange regulations applicable to us, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Currently, our PRC Subsidiary and Operating Companies may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. In particular, if our PRC Subsidiary borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC Subsidiary or Operating Companies by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM, or their respective local branches. These limitations could affect the ability of our PRC Subsidiary and Operating Companies to obtain foreign exchange through debt or equity financing.

Dividend Distributions

Our revenues are earned by our PRC Subsidiary through charging management fee from the Operating Companies pursuant to the Contractual Arrangements. However, PRC regulations restrict the ability of our PRC Subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividend by our PRC Subsidiary only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC Subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of its registered capital. Our PRC Subsidiary, Kirin Management cannot distribute the profits or pay dividends out of China before it sets aside such statutory fund unless the amounts in such fund reaches 50% of its registered capital, which is USD 100,000 currently. These reserves are not distributable as cash dividends. The statutory fund shall be set aside only when the PRC Subsidiary records profit in a fiscal year. Since December 22, 2010 when the PRC Subsidiary was established, it has not recorded any profit and therefore has not set aside any allocations to the statutory fund. If the PRC Subsidiary fails to set aside the allocations to the statutory fund when it does record profit at the end of a fiscal year, it will be subject to a fine of no more than $30,249.Our PRC Subsidiary has the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

In addition, under the New EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC Subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of our PRC Subsidiary. Dividends declared and paid from before January 1, 2008 on distributable profits are grandfathered under the New EIT Law and are not subject to withholding tax.

Circular 75

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an SPV for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest of offshore SPV. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

As we stated under “Risk factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC Subsidiary or the Operating Companies, limit our PRC Subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.” We cannot assure our beneficial owners or prospective shareholders, who are PRC residents as defined in Circular 75, can obtain registration with the relevant branch of SAFE, if so required, in connection with their equity interests in us and our control of equity interests in the Operating Companies through the Contractual Arrangements. However, many of the terms and provisions in Circular 75 remains unclear and implementation by central SAFE and local SAFE branches of Circular 75 has been inconsistent since its adoption. Therefore, we cannot predict how Circular 75 will affect our business operations or future strategies. For example, our present and prospective PRC Subsidiary’s ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. According to the 2006 M&A Rule, a “Round-trip Investment” is defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). Under the 2006 M&A Rules, any Round-trip Investment must be approved by MOFCOM and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

As we stated under “Risk factors—Risks Related to Doing Business in China—PRC regulations regarding offshore financing activities by PRC residents have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect our business.”. Though we believe the 2006 M&A Rule does not apply to us, the PRC regulatory authorities may take the view that these transactions and the Share Exchange Agreement are part of an overall series of arrangements which constitute a Round-trip Investment and as a result, we may be subject to fines and penalties on our operations in the PRC, our operating privileges in the PRC may be limited, the repatriation of the proceeds from the Offering into the PRC may be delayed or restricted, and we may face other administrative actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

Employees

As of the date hereof, the Company has 275 employees, all of whom has entered into labor contract with the Company. According to the Labor Law of the PRC and the Labor Contract Law of the PRC, an enterprise shall enter into labor contract with its employees. We are informed that the Company has bought the following social insurances for 143 employees and the insurance rate of each type of insurance is as follows:

Insurance Type	Percentage Payable by Employer	Percentage Payable by Employee	Total Percentage of the Salary
Pension	20	8	28
Unemployment Insurance	2	1	3
Medical Insurance	6	2	8
Occupational Injury Insurance	0.5	0	0.5

Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Legal Proceedings

Currently there are no legal proceedings pending or threatened against the Company or Kirin China. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business

DESCRIPTION OF PROPERTY

Our corporate headquarters, which we lease, are located at Room 1506, South Building of China Overseas Plaza, No. 8 Guanghua Dongli Road, Chaoyang District, Beijing, which consists of approximately 420 square meters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition for the fiscal years ended December 31, 2010, 2009 and 2008 and for the nine months ended September 30, 2011 and 2010 should be read in conjunction with our financial statements, and the notes to those financial statements that are included elsewhere in this Report. References in this section to “we,” “us,” “our” or “Kirin China” are to the consolidated business of Kirin China.

Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

We are a private real estate development company focused on residential and commercial real estate development in “tier-three” cities in the PRC.  Our projects are currently concentrated in Xingtai City, Hebei Province.

We have completed our Ming Shi Hua Ting and Wancheng New World projects in Xingtai City. Our current projects include Kirin County, Kirin Bay and No.79 Courtyard, which call for the development of more than 7,000 homes over the next five years. We intend to expand into the Bohai Sea Surrounding Area, comprised of Beijing, Tianjin, Hebei Province, Liaoning Province and Shandong Province, and begin additional projects in the next three to five years.

We focus on middle-income customers in tier-three cities and strive to offer affordable homes. We believe that we are able to keep up with growth due to: (i) our experience in developing real estate projects; (ii) our experienced management team; (iii) our expertise in conducting real estate sales; (iv) our reputation in the local markets we serve; and (v) our strong working relationship with local government.

Recent Developments

•
On March 1, 2011, we acquired all of the outstanding equity interests in Kirin China in exchange for shares of our common stock pursuant to a share exchange agreement between us, our former principal stockholder, Kirin China and the former principal shareholders of Kirin China (the “Share Exchange”).  As a result of the Share Exchange, Kirin China became our wholly-owned subsidiary and the former shareholders of Kirin China became our controlling stockholders.  The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Kirin China is considered the acquirer for accounting and financial reporting purposes.  In connection with the Share Exchange, we spun out our prior operations to our former principal stockholder.  As a result of the Share Exchange, we are now a holding company, which, through certain contractual arrangements with the Operating Companies in the PRC, engages in the development and operation of real estate in the PRC.  On March 10, 2011, we changed our name to “Kirin International Holding, Inc.”

•
On March 1, 2011 we completed an initial closing of our offering (the “Offering”) of units (the “Units”), each Unit consisting of four shares of our common stock, a Series A warrant and a Series B warrant. An aggregate of 69,000 Units were sold in the first closing of the Offering for gross proceeds to the Company of $1,380,000.  The Company issued an aggregate of 276,000 shares of its common stock, Series A warrants to purchase an aggregate of 69,000 shares of its common stock and Series B warrants to purchase an aggregate of 69,000 shares of its common stock to the investors in the first closing. The exercise prices with respect to the Series A warrants and the Series B warrants are $6.25 and $7.50, respectively, subject to adjustment.

•
On July 15, 2011, we completed a second closing under the Offering pursuant to which we sold an aggregate of 100,004 Units for gross proceeds to the Company of $2,000,080.  The Company issued an aggregate of 400,016 shares of its common stock, Series A warrants to purchase an aggregate of 100,004 shares of its common stock and Series B warrants to purchase an aggregate of 100,004 shares of its common stock to the investors in the second closing. The exercise prices with respect to the Series A warrants and the Series B warrants are $6.25 and $7.50, respectively, subject to adjustment.

•
The Offering expired on September 30, 2011.  During the Offering period the Company sold an aggregate of 169,004 Units for gross proceeds to the Company of $3,380,080.  The Company issued an aggregate of 676,016 shares of its common stock, Series A warrants to purchase an aggregate of 169,004 shares of its common stock and Series B warrants to purchase an aggregate of 169,004 shares of its common stock to the investors in the Offering. The exercise prices with respect to the Series A warrants and the Series B warrants are $6.25 and $7.50, respectively, subject to adjustment.

Third Quarter Financial Performance Highlights

The following summarizes certain key financial information for the third quarter ended by September 30, 2011.

•	Total sales were approximately $10.5 million for the quarter ended September 30, 2011, an increase of $0.6 million, or 6.4%, from $9.9 million for the same period last year.
•
Gross profit was $2.4 million for the quarter ended September 30, 2011 as compared to $3.0 million for the same period last year. Gross margin was 22.9% for the quarter ended September 30, 2011 as compared to 30.8% for the same period last year.

•	Net income was $1.3 million for the quarter ended September 30, 2011, a decrease of $3.1 million, or approximately 70.7%, from $4.4 million for the same period of last year.

Factors affecting our operating results

Government Regulations

Our business and results of operations are subject to PRC government policies and regulations regarding the following issues:

•
Land Use Right — According to the Land Administration Law of the PRC and Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, individuals and companies are permitted to acquire rights to use urban land or land use rights for specific purposes, including residential, industrial and commercial purposes. We acquire land use rights from local governments and/or other entities for development of residential and commercial real estate projects.

•
Land Development — According to the Urban Real Estate Development and Operation Administration Regulation, the Urban Real Estate Development and Operation Administration Rules of Hebei Province promulgated by the government of the Hebei Province, and the Real Estate Development Enterprise Qualification Administration Regulation, a real estate development enterprise shall obtain a Real Estate Development Enterprise Qualification Certificate. We have obtained such certificates and kept each phase of the projects we develop in compliance with our certificates.

•
Project Financing — According to the Land Administration Law and the Property Law of the PRC, the land use rights, houses and the buildings in process of construction may be pledged and mortgaged. From time to time, we pledged and mortgaged our land use rights and real properties to the banks in order to obtain project financing.

•
Property Sales and Transfers — For each project we develop, pursuant to the Commodity Houses Sale Administration Regulation, effective of June 1, 2001, we are required to obtain permits before commencing sales or presales of such project. Local governments act on the region interests by helping private companies streamline such projects and often coordinate with regional housing developers to allow for preliminary presales while Pre-Sales Permits are being processed. For Kirin China, the local government recognized the financial cost we assumed in administering the resident removal process and offered us permission to collect non-refundable deposits. This is a local practice enacted by the Xingtai local government to encourage project development. By collecting deposits from certain buyers, we can offer a contractually fixed price to our buyer and ensure them a preference in housing selection. We obtained pre-sale permits for the two projects in the fourth quarter of 2011.  We may not get the same approval in other cities if we expand our projects out of Xingtai.

The government has recently taken measures to encourage the development of low-income housing and ordinary commodity housing. As outlined in the General Office of the State Council’s Notice of the State Council on Resolutely Curbing the Soaring Housing Prices in Some Cities, or the 2011 1# Circular, which was promulgated on January 26, 2011, the PRC will:

•
curb speculative investments in the property market and regulate real estate project lending. In those cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions of the appropriate number of years, may only purchase one additional residential property. The second residential household property, if purchased via mortgage financing, requires a down payment of no less that 60% the purchase price and the loan interest rates for household purchases will be no less than 110% of the benchmark interest rate. This marks an addition to our potential buyers’ financial burden and could adversely affect the Company’s ability to successfully promote interest in future housing developments. Our current market focuses primarily on first-time, middle-aged homebuyers; however, this regulation could impede on our ability to expand our operations into larger and more developed housing markets; and

•
promote the development of more low and mid-priced housing. The governments encourage the real estate developers to invest and develop the low and mid-priced housing projects by increasing land supply to such projects and providing subsidy and tax preference.

Greater clarifications on how government regulations play a role is shaping our risk analysis can be found in “Risk Factors” under the heading “THE PRC GOVERNMENT HAS RECENTLY INTRODUCED CERTAIN POLICY AND REGULATORY MEASURES TO CONTROL THE RAPID INCREASE IN HOUSING PRICES AND SLOW DOWN THE REAL ESTATE MARKET AND OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY THESE GOVERNMENT MEASURES” and in the Government Regulation and Approvals sections of this report.

With China’s overall economy growth and the continuous government promotion of urbanization and the demand for housing property, we expect that the real estate market in the areas in which we operate will continue to grow. Moreover, we believe that focusing on middle-income customers in second/ third tier cities and offering affordable homes make our properties less of a target for real estate speculation.

Interest Rate and Inflation Challenges. We are subject to market risks due to fluctuations in interest rates and refinancing of mid-term debt. Higher interest rates may also affect our revenues, gross profits and our ability to raise and service debt and to finance our developments.

According to the National Bureau of Statistics of China, China’s national inflation rate was 5.0% in 2008, (0.7) % in 2009 and 3.3% in 2010. Inflation could result in increases in the price of raw materials and labor costs.  We do not believe that inflation or deflation has affected our business materially as of the date of this Report.

Acquisitions of Land Use Rights and Associated Costs. We acquire land for development through the governmental auction process and by obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements.

Our ability to secure sufficient financing for land use rights acquisitions and property development depends on internal cash flows in addition to lenders’ perceptions of our credit reliability, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing real estate companies or property purchasers.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and September 30, 2010

The following table shows key components of our results of operations during the nine months ended September 30, 2011 and 2010, in both dollars and as a percentage of our total sales.

	Nine Months Ended September 30,
	2011		2010
		% of Revenue		% of Revenue
Revenue from real estate sales, net	$21,116,800	100%	$19,708,958	100%
Cost of real estate sales	15,411,163	73%	14,090,638	71%
Gross profit	5,705,637	27%	5,618,320	29%
Selling expenses	1,620,589	8%	903,765	5%
Operating and administrative expenses	2,107,722	10%	888,121	5%
Income from operations	1,977,326	9%	3,826,434	19%
Government grant	4,380,565	21%	6,346,595	32%
Interest expense	(2,414,427)	-11%	(771,806)	-4%
Total other income	1,966,138	9%	5,574,789	28%
Income before income taxes expense	3,943,464	19%	9,401,223	48%
Income taxes expense	1,567,519	7%	2,900,340	15%
Net income	2,375,945	11%	6,500,883	33%

Our net income for the nine months ended September 30, 2011 was $2,375,945, a decrease of 63.5% or $4,124,938, from $6,500,883 for the nine months ended September 30, 2010. This decrease was mainly due to an overall increase in operating expenses which includes increases in advertising, staff salaries, and maintenances due to sales of Kirin County and the preparation of Kirin Bay and No.79 Courtyard. Kirin County contributed revenue of $21,116,800 for the nine months ended September 30, 2011 and $18,781,699 for the same period in 2010. Kirin County’s percentage-of-completion rose from 71.2% as of December 31, 2010 to 89.2% as of September 30, 2011compared with a rise of 26.2% during the same period in 2010.

Revenues and Gross Profit

	Nine Months Ended September 30,
	2011		2010
		% of Revenue		% of Revenue
Revenue from real estate, net	$21,116,800	100%	$19,708,958	100%
-Kirin County	21,116,800	100%	18,781,699	95%
-Wancheng New World	-	-	927,259	5%
Cost of real estate sales	15,411,163	73%	14,090,638	71%
-Kirin County	15,411,163	73%	13,356,744	68%
-Wancheng New World	-	-	733,894	3%
Gross profit	5,705,637	27%	5,618,320	29%
-Kirin County	5,705,637	27%	5,424,955	28%
-Wancheng New World	-	-	193,365	1%
Profit margin	27%		29%
-Kirin County	27%		29%
-Wancheng New World	-		21%

Under the percentage-of-completion method, the percentage of completed construction at a point in time is multiplied by total value of contracts signed up to that same point. The difference between these figures from different periods reflects the revenue generated during that time frame from the relevant project.

Cost of Real Estate Sales.  Our costs of real estate sales for the nine months ended September 30, 2011 were $15,411,163, an increase of $1,320,525, or 9.4%, compared to $14,090,638 for the nine months ended September 30, 2010.

Gross Profit.  Gross Profit for the nine months ended September 30, 2011 was $5,705,637, an increase of $87,317, or 1.6%, compared to $5,618,320 for the nine months ended September 30, 2010. The gross margin rate slightly decreased from 29% for the nine months ended September 30, 2010 to 27% for the nine months ended September 30, 2011.

The following table sets forth the aggregate GFA and the related revenues recognized by project for the nine months ended September 30, 2011:

		Percentage of completion for the Nine Months ended September 30		Percentage of completion as of September 30		GFA Sold for the Nine Months ended September 30,		GFA Sold as of September 30,
	Total GFA	2011	2010	2011	2010	2011	2010	2011	2010
	Sq. Meters	%	%	%	%	Sq. Meters	Sq. Meters	Sq. Meters	Sq. Meters
Kirin County	192,817	18.0%	26.2%	89.2%	58.2%	17,855	14,327	157,024	125,047
Wancheng New World	54,829	-	-	100%	100%	-	1,718	54,829	54,829
Total	247,646					17,855	16,045	211,853	179,876

	Value of Signed Contracts for the Nine Months ended September 30,		Value of Signed Contracts as of September 30,		Revenue recognized for the Nine Months ended September 30,
	2011	2010	2011	2010	2011		2010
Kirin County	$10,822,338	$11,549,613	$102,235,295	$68,633,547	$21,116,800	100%	$18,781,699	95%
Wancheng New World		1,000,481	28,998,255	28,330,277	-	-	927,259	5%
Total	10,822,238	12,550,094	131,233,550	96,963,824	21,116,800	100%	19,708,958	100%

Kirin County achieved 18.0% percentage-of-completion in the nine months ended September 30, 2011.  The percentage-of-completion achieved in the same 2010 period was 26.2%.  The decrease was mainly due to a shift in construction focus. For the nine months ended September 30, 2011, we focused on the outside and inner decoration of our buildings, which required a greater amount of time than the construction of infrastructure which was our focus during the nine months ended September 30, 2010.

The following table sets forth the square meters sold and average selling price per square meter by each project on a consolidated basis for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30,
	2011			2010
	Contract Sales(1)	Square Meters Sold(2)	Average Selling Price(3)	Contract Sales(1)	Square Meters Sold(2)	Average Selling Price(3)
Kirin County
-residential	$9,526,441	13,582	$701	$4,716,392	8,507	$554
-commercial	-	-	-	6,378,713	4,161	1,533
-garage	1,295,897	4,273	303	454,509	1,659	274
Wancheng New World
-residential	-	-	-	558,265	1,098	508
-commercial	-	-	-	442,215	620	713
Total	10,822,338	17,855	606	12,550,094	16,045	782

(1)	This column reflects the aggregate amount of all contracts entered into as of the end of the applicable period.
(2)	This column reflects the total square meters sold during the applicable period.

(3)	This column reflects the average price per square meter for all properties sold during the applicable period.

The above table indicates an increasing trend in our housing prices that fits with the overall economic situation in China’s tier-three cities.

Operating Expenses. Operating expenses for the nine months ended September 30, 2011 were $3,728,311, an increase of $1,936,425, or 108.1%, from $1,791,886 for the nine months ended September 30, 2010. With the sales of Kirin County and preparation of Kirin Bay and No.79 Courtyard, our overall operating expenses in advertising, staff salaries, and maintenance increased substantially in the first nine months of 2011 compared with the first nine months of 2010. As discussed before, we expect our selling and marketing expenses to increase in the near future in connection with sale and construction of our Kirin Bay and No.79 Courtyard projects.

	Nine Months Ended September 30,
	2011		2010
		% of Expenses		% of Expenses
Operating expenses	$3,728,311	100%	$1,791,886	100%
Selling expenses	1,620,589	43%	903,765	50%
Advertising expense	842,553	23%	318,509	18%
Staff salaries	312,189	8%	111,327	6%
Office and Administrative expenses	465,847	12%	473,929	26%
General and administrative expenses	2,107,722	57%	888,121	50%
Staff salaries	643,619	17%	352,086	20%
Entertainment expense	146,427	4%	117,109	7%
Office and Administrative expenses	1,317,676	35%	418,926	23%

Advertising Expenses. Our advertising expenses increased from $318,509 for the nine months ended September 30, 2010 to $842,553 for the nine months ended September 30, 2011. This reflects new advertising campaigns to promote the pre-sale of our No.79 Courtyard and Kirin Bay projects, currently in preliminary construction stage. The advertising expenses are expected to further increase as we advance our No.79 Courtyard and Kirin Bay projects.

Staff Salaries. For the nine months ended September 30, 2011 and September 30, 2010 our total selling and administrative staff expenses were $955,808 and $463,413 respectively. This increase is mostly due to the additional staff hired for our No.79 Courtyard and Kirin Bay projects. As we gradually increase the scope and size of our projects, there is an increasing demand for more administrative and selling staff necessary for meeting satisfactory operation standards. The expenses are expected to continue increasing in the near future as sales and later phases of the No.79 Courtyard and Kirin Bay projects proceed.

Office and Administrative Expenses.  Office and administrative expenses increased from $892,855 to $1,783,523 for the nine months ended September 30, 2010 and September 30, 2011. This is due to additional expenses such as office supplies costs, traveling, communication fees, and professional fees.

Interest Expense.  Our interest expense was $2,414,427 for the nine months ended September 30, 2011, an increase of $1,642,621, or 212.8%, from $771,806 for the nine months ended September 30, 2010. The increase was mainly due to we have secured new financial institution loans totaling $20.3 million in the nine months ended September 30, 2011. We expect there will be an elevated level of interest expenses associated with the development of new projects in the future.

Income Taxes.  Income taxes expenses for the nine months ended September 30, 2011 totaled $1,567,519, a decrease of $1,332,821 or 46.0% from $2,900,340 the nine months ended September 30, 2010.

Net Income.  Net income for the nine months ended September 30, 2011 was $2,375,945 compared to $6,500,883 in the nine months ended September 30, 2010, a decrease of $4,124,938 or 63.5%. This decrease was principally due to the increases in operating expenses and interest expense

Results of years ended December 31, 2010 and December 31, 2009 and December 31, 2008

	For the Year Ended December 31,
	2010	2009	2008

Revenue from real estate sales, net	$51,344,999	$22,968,587	$11,892,062
Cost of real estate sales	28,125,753	17,349,913	8,595,976
Gross profit	23,219,246	5,618,674	3,296,086
Operating expenses
Selling expenses	1,003,302	713,480	352,434
General and administrative expenses	1,404,126	797,806	370,293
Total Operating Expenses	2,407,428	1,511,286	722,727
Income from operations	20,811,818	4,107,388	2,573,359

Other income (expense)
Sale of land use right, net	658,533	-	-
Government grant	9,293,749	7,484,417	-
Interest expense	(895,840)	(399,357)	(308,514)

Total other income (expense)	9,056,442	7,085,060	(308,514)

Income before income taxes	29,868,260	11,192,448	2,264,845

Provision for income taxes	8,974,656	3,040,217	795,900

Net income	20,893,604	8,152,231	1,468,945

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

Revenues and Gross Profit

	For the Year Ended December 31,2010		For the Year Ended December 31,2009
	Dollars	Percentage of revenue	Dollars	Percentage of revenue
Revenue from real estate, net	51,344,999	100%	22,968,587	100%
-Kirin County	49,820,586	97%	17,399,795	76%
-Wancheng New World	1,524,413	3%	5,568,792	24%
Cost of real estate sales	28,125,753	100%	17,349,913	100%
-Kirin County	27,513,929	98%	13,359,023	77%
-Wancheng New World	611,824	2%	3,990,890	23%
Gross profit	23,219,246	100%	5,618,674	100%
-Kirin County	22,306,657	96%	4,040,772	72%
-Wancheng New World	912,589	4%	1,577,902	28%
Profit margin	45%		24%
-Kirin County	45%		23%
-Wancheng New World	60%		28%

Our revenue after tax for the year ended December 31, 2010 was $51,344,999, an increase of 124% or $28,376,412, from $22,968,587 for the year ended December 31, 2009. This increase was mainly due to increased recognized revenue under percentage of completion method attributable to Kirin County Project which contributed $32,420,791 in 2010. The weighted-average percentage of completion of the project increased from 32.0% as of December 31, 2009 to 71.2% as of December 31, 2010. The Companies have received $22,417,416 and $14,601,339 deposits from customers as of December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, we started the preparation of new projects, including Kirin Bay Project and No. 79 Courtyard Project, which will generate significant amounts of revenue from year ending December 31, 2011 and will last for 3-5 years. We expect to develop other new projects in the future.

Our homebuyers are employed in a variety of industries. Approximately 40% of our homebuyers are employed in the mining and steel businesses, which constitutes the largest group of our homebuyers. About 28% of our homebuyers are government employees and officials, which constitutes the second largest homebuyer group. We also have homebuyers who are private owners (9.7%) and intellectuals (5%) as well as homebuyers employed by other business categories. Persons between the ages of 35 and 45 comprise approximately 42% of our homebuyers. Persons between the ages of 45 and 55 and between the ages of 28 to 35 account for 19% and 21%, respectively, of our homebuyers. Accordingly, we consider middle-age persons, who typically have stable income, as the majority of our homebuyers.

As for our commercial properties, 55% of our buyers are private company owners (mining, production, trading, etc.), 25% of them are businessmen, 20% of them are multinational-company white collars, etc. We do not have any one customer representing more than 10% of revenue or accounts receivable.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2009 and 2010

	Revenues recognized from prior contract sales(1)	Revenues Recognized in current period(2)	Remaining Contract amounts to be recognize (3)	Contract Sales(4)	Square meters sold(5)	Average selling price(6)
	a	b	c	d=a+b+c	e	f=d/e
2010.1-12
Kirin County
-residential	15,528,148	21,704,673	16,111,438	53,344,259	114,363	466
-commercial	1,852,086	26,417,451	2,303,868	30,573,405	15,763	1,940
-garage	19,560	1,698,462	753,800	2,471,822	9,043	273
Wancheng New World
-residential	9,213,007	512,178	-	9,725,185	26,215	371
-commercial	16,995,208	1,012,235	-	18,007,443	28,614	629
Total	43,608,009	51,344,999	19,169,106	114,122,114	193,998	588
2009.1-12
Kirin County
-residential	-	15,528,148	28,863,094	44,391,243	99,123	448
-commercial	-	1,852,086	5,741,961	7,594,047	4,734	1,604
-garage	-	19,560	1,861,652	1,881,212	6,863	274
Wancheng New World
-residential	6,820,248	2,392,759	-	9,213,007	25,117	367
-commercial	13,819,174	3,176,034	-	16,995,208	27,993	607
Total	20,639,422	22,968,587	36,466,707	80,074,717	163,830	489

According to analysis above, average selling price increased 20% compared with that of 2009, which explains our profit margin increase.

Notes:
(1) Revenues recognized from prior contract sales are revenues recognized prior to the current period from prior contracts. In this column, we demonstrate the portion that had previously been recognized as revenues prior to the current period
(2) Revenues recognized in the current period include revenues recognized in the current period from both prior contracts and newly signed contracts.
(3) Revenue needs to be recognized in the future.

(4) Contract sales are comprised are comprised of two sub-groups:
a) Contracts entered into prior to the current period that as of the beginning of current period, still have unrecognized portions. These are the total amounts, including previously recognized and unrecognized.
b) Brand new contracts entered into in the current period.
(5) Square meters sold are the total GFA of all contract sales reflected in (1) above.
(6) Average selling price is defined as (4) divided by (5).

Cost of Real Estate Sales

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
	Dollars	Percentage of cost	Dollars	Percentage of cost
Cost of sales	28,125,753	100%	17,349,913	100%
-Kirin County	27,513,929	98%	13,359,023	77%
Land Cost	8,085,633	29%	3,885,999	22%
Construction and other cost	19,428,296	69%	9,473,024	55%
-Wancheng New World	611,824	2%	3,990,890	23%
Land Cost	245,375	1%	824,932	5%
Construction and other cost	366,449	1%	3,165,958	18%

Our cost of real estate sales for the year ended December 31, 2010 was $28,125,753, an increase of $10,775,840, or approximately 62.1%, compared to $17,349,913 for the year ended December 31, 2009. With the construction development of Kirin County, percentage of completion and related costs were all increased accordingly in 2010compared to that in 2009. Therefore the Company has recognized more costs in 2010 compared to 2009.

Gross Profit

Gross Profit for the year ended December 31, 2010 was $23,219,246, an increase of $17,600,572, or approximately 313.3%, compared to $5,618,674 for the year ended December 31, 2009. The increase was due to the increased total sales combined with an increase in gross margin from 24.5% for the year ended December 31, 2009 to 45.2% the year ended December 31, 2010. The increased gross margin was because we started to sell the commercial buildings of Kirin County Projects during the year ended December 31, 2010, while during the year ended December 31, 2009, only residential buildings were sold. The gross margin of commercial buildings (about 70%) is much higher than residential buildings (about 24%).

Operating Expenses

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
	Dollars	Percentage of expenses	Dollars	Percentage of expenses
Operating expenses	2,407,428	100%	1,511,286	100%
Selling expenses	1,003,302	42%	713,480	47%
Advertising expense	456,693	19%	343,259	23%
Staff salaries	163,958	7%	90,661	6%
Office and Administrative expenses	382,651	16%	279,560	18%
General and administrative expenses	1,404,126	58%	797,806	53%
Staff salaries	498,052	21%	323,928	21%
Entertainment expense	219,545	9%	107,514	7%
Office and Administrative expenses	686,529	28%	366,364	23%

Operating expenses for the year ended December 31, 2010 were $2,407,428, an increase of $896,142, or 59.3%, from $1,511,286 for the year ended December 31, 2009. With the sales of Kirin County and preparation of Kirin Bay and No.79 Court Yard, our overall operating expenses regarding advertising, staff salaries, maintenances and others all increased accordingly in 2010 compared with that of 2009. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

Selling expenses for the year ended December 31, 2010 were $1,003,302, an increase of $289,822 or 40.6% from $713,480 for the year ended December 31, 2009. The increase was mainly due to 1) the Company’s increased advertisement expenses in local papers and television and radio broadcasts for the Kirin County Project in preparation for the project’s eminent completion, and 2) the Company’s newly developed projects, the Kirin Bay and No. 79 Courtyard Projects. The Kirin Bay and No.79 projects have not contributed any revenue as of December 31, 2010; their respective sales are expected to start in the year of 2011.  Advertising expenses increased $113,434 in the year ended December 31, 2010 compared to the year ended December 31, 2009. Salary increased $53,601 in the year 2010 compared to the year 2009, due mostly to an increased number of staff at Hebei Zhongding in preparation for new project sales. We may recruit more qualified staff on a required basis in the future in order to meet the Company’s development need, which will result in an increase of selling expenses.

General and administrative expenses were $1,404,126 for the year ended December 31, 2010, an increase of $606,320, or 76.0% from $797,806 for the year ended December 31, 2009. The increase mainly came from salary increases of $83,099 for management and administrative employees, $59,748 in salary increases for staff located at two newly set up subsidiaries with focuses on property maintenance and gardening, $31,277 in welfare expense increases, an office and entertainment fee of $153,382, and mostly, a non-recurring $306,172 penalty expense from the year ended December 31, 2010.

Income from Operations

Our income from operations for the year ended December 31, 2010 was $20,811,818, an increase of $16,704,430, or 406.7%, from $4,107,388 for the year 2009. The increase was due to increased sales which were partially offset by increases in costs of real estate sales and operating expenses.

Other Income (Expense)

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
	Dollars	Percentage of others	Dollars	Percentage of others
Other income (expense):	9,056,442	100%	7,085,060	100%
Sale of land use right, net	658,533	7%	-	0%
Government grant	9,293,749	103%	7,484,417	106%
Interest Income/Expense	(895,840)	-10%	(399,357)	-6%

Total other income for the year ended December 31, 2010 was $9,056,442, an increase of $1,971,382, or 27.8% from an expense of $7,085,060 for the same period in 2009.

Government grant was $9,293,749 for the year ended December 31, 2010, an increase of $1,809,332 from $7,484,417 for the year ended December 31, 2009. The increase was due to the realization of $9,293,749 as grant income from the PRC government relating to a property development project to subsidize improvement of the neighborhood where the real estate project situates, and control of property price volatility for the year ended December 31, 2010, which was $1,809,332 more than that of the year ended December 31, 2009. The government grant increased our profitability of the project, but we are not expecting to receive such government grant for other projects in the future.

Government grants are generally awarded for a specific purpose or project. Most government grants are presented to worthy causes planning important projects that would most profit a specific location or region. Another operation that may be funded is the improvement of the streets in a given neighborhood. In some instances, money might be claimed to help design a program that would help resurrect a poor area. There are also terms and conditions that apply to all grants. If these are not followed, immediate repayment of the grant can be required. However, generally a company does not have to repay grants or interest on them unless the conditions are broken.

Government grants relating to real estate projects developed by the Company are recognized at fair value as other income when the Company has complied with the conditions attached to the grant and the grant’s collection is reasonably assured.

In our case, according to the contractual document issued by People’s Government of Xingtai City, Qiaoxi District concerning the grant:

“Municipal land resource authorities and finance authorities shall organize specific fund support to the developer of the project in the amount of $23,248,042in order to stabilize the local housing price, support the renovation of old municipals and subsidize the developer to provide high quality and affordable housing to Xingtai citizens.”

The local government issued the grant to Business Investment prior to the grant’s conditions being met out of financial consideration. The local government could only afford to oversee the grant’s issuance for a constrained period of time. A lack of a suitable managing staff in the local government and concern that the funds would be re-assigned or invalidated without an immediate recipient, the government arranged for the grant to be provided as a lump sum.

Business Investment provides this grant money to Xingtai Zhongding in proportion to the percentage of the project completed as a measure to ensure that the project satisfies the grant’s guidelines. This administrative process facilitates a speedy, efficient process of development and assures local government of the Company’s managerial and procedural capabilities.

The land use rights of Kirin County project were previously acquired by Business Investment, a company indirectly wholly owned by Mr. Guo. Approximately $22,981,000 of government grant was remitted to Business Investment in June 2008 as a fiscal arrangement because the local government had to execute the payment in the year’s budget. Instead of developing Kirin County project by itself, Business Investment decided to establish Xingtai Zhongding (incorporated in August of 2008) in order to develop Kirin County project by itself. Business Investment contributed the land use rights as paid-in capital to Xingtai Zhongding. Although the government grant has been remitted to Business Investment, Business Investment was only involved nominally in earning the government. Also, as per government contractual document, the grant is only to be given to that entity which develops the project. Therefore, when Business Investment contributed the land use right to Xingtai Zhongding, Xingtai Zhongding therefore took over the responsibility to develop the project and accordingly is entitled to the grant funds.

Based on the arrangement between Business Investment and Xingtai Zhongding, which has been sanctioned by local government, the benefit of the government grant is to be transferred from Business Investment to Xingtai Zhongding because Xingtai Zhongding is wholly responsible for development and execution of the Kirin County Project. Specifically, Business Investment acts as an escrow agent but also is nominally responsible for Xingtai Zhongding’s progress. Earned portions of the government grant become available to Xingtai Zhongding based on percentage of completion.

As indicated before, the grant is given to that entity which develops the project. Business Investment contributed the land use rights as paid-in capital to Xingtai Zhongding. Xingtai Zhongding took over the responsibility to develop the project. As a result, it was entitled to the grant funds. Therefore, the transfer of the fund is not a “contribution” but a pass through. As for the booking of the government grant as income, it was because the original source of funding was from government but not from independent business Investment. Business Investment did not earn the grant and have no right to give it as a capital contribution.

We have not received cash regarding the government grant; however, we have the right to determine how to utilize the earned government grant. Previously we had planned to receive cash and use it to pay off construction contractors of Kirin County project.  But Kirin County was already sufficiently funded by customer deposits and bank loans. We, therefore, decided, as the end of 2010, to use earned government funds to repay part of our payable balance to Mr. Guo, our beneficial owner, who had lent working capital to us to fund the acquisition of land use right of No. 79 Courtyard project.

This decision was made based on market conditions- specifically the fact that the No. 79 Courtyard land was, at that time, too profitable of an investment to pass over. Acquiring the rights to that land involved the following series of transactions: (1) Mr. Guo took the government grant, which was booked as a receivable from Mr. Guo; and (2) Mr. Guo paid part of the purchase price for land use right of the No. 79 Courtyard Project, which was booked as a payable to Mr. Guo; and then (3) the payables and receivables were set off. Therefore, although we did not receive the cash, we have received the benefit, which was the basis for us to book the grants as other income in our financial statements.

The government grant does not have limitation or restriction on foreign investment, which means if a wholly foreign owned enterprise participate such project and meets other conditions, it can be the recipient.

Interest expense was $895,840 for the year ended December 31, 2010, an increase of $496,483, or 124.3%, from $399,357 for the year ended December 31, 2009. The increase was mainly due to the addition of long-term bank loans of $17,136,580 in April 2010. Our interest expense for the year depends on the Company’s debt ratio which is related to our capital need for the construction of projects. We expect there will be an elevated level of interest expense in the future associated with the development of new projects unless we could obtain capital from other resources.

Income Taxes

Income taxes for the year ended December 31, 2010 was $8,947,656, an increase of $5,934,439 or 195.2% from $3,040,217 for the year ended December 31, 2009. The increase was mainly because: 1) land appreciation tax expense for the year ended December 31, 2010 increased $1,162,924 compared to that for the year ended December 31, 2009 due to the increased sales and higher average gross margin from Kirin County Project; 2) Deferred tax expense for the year ended December 31, 2010 increased $5,006,171 compared to that for the year ended December, 31, 2009 because majority of income taxes relating to Kirin County Project won’t become payable until the completion of the construction and delivery to homebuyers in the future, pursuant to PRC income tax laws and regulations. The deferred tax liability associated with it was partly paid in 2011 and is expected to be paid in accordance with the China Tax Law.

Net Income

Net income for the year ended December 31, 2010 was $20,893,604 (representing a net profit margin of 40.7%) compared to $8,152,231 (representing a net profit margin of 35.5%) in the year ended December 31, 2009, an increase of $12,741,373 or 156.3%. The fluctuation in our net profit margin is primarily due to the increase in recognized revenue and gross margin as discussed above.

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008

Revenues

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008
	Dollars	Percentage of revenue	Dollars	Percentage of revenue
Revenue from real estate, net	22,968,587	100%	11,892,062	100%
-Kirin County	17,399,795	76%	-	-
-Wancheng New World	5,568,792	24%	11,892,062	100%
Cost of real estate sales	17,349,913	100%	8,595,976	100%
-Kirin County	13,359,023	77%	-	-
-Wancheng New World	3,990,890	23%	8,595,976	100%
Gross profit	5,618,674	100%	3,296,086	100%
-Kirin County	4,040,772	72%	-	-
-Wancheng New World	1,577,902	28%	3,296,086	100%
Profit margin	24%		28%
-Kirin County	23%		-
-Wancheng New World	28%		28%

Our net revenue for the year ended December 31, 2009 was $22,968,587, an increase of 93.1% or $11,076,525, from $11,892,062 for the year ended December 31, 2008. This increase was mainly due to commencement of sales attributable to Kirin County Project in 2009 in addition to Wancheng New World Commercial Center Project. The Companies have received $14,601,339 and $5,141,445 deposits from customers as of December 31, 2009 and 2008 respectively.

Cost of Real Estate Sales

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008
	Dollars	Percentage of cost	Dollars	Percentage of cost
Cost of sales	17,349,913	100%	8,595,976	100%
-Kirin County	13,359,023	77%	-	-
Land Cost	3,885,999	22%	-	-
Construction and other cost	9,473,024	55%	-
-Wancheng New World	3,990,890	23%	8,595,976	100%
Land Cost	824,932	5%	2,644,724	31%
Construction and other cost	3,165,958	18%	5,951,252	69%

Our cost of real estate sales for the year ended December 31, 2009 was $17,349,913, an increase of $8,753,937, or approximately 101.8%, compared to $8,595,976 for the year ended December 31, 2008. During the year ended December 31, 2009, the percentage-of-completion of Kirin County increased to 32.0% from zero of year ended December 31, 2008.  The increase was mainly due to the increase in construction progress and sales of Kirin County project. The percentage-of-completion of Wancheng New World increased to near 100 percent in the middle of the year 2009. According to the revenue recognition accounting policy under the POC method, we recognized more revenue in 2008 than we did in 2009.

Gross Profit

Gross Profit for the year ended December 31, 2009 was $5,618,674, an increase of $2,322,588, or approximately 70.5%, compared to $3,296,086 for the year ended December 31, 2008. The increase was due to the increased total sales combined with a decrease in gross margin from 27.7% for the year ended December 31, 2008 to 24.5% the year ended December 31, 2009.

Operating Expenses

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008
	Dollars	Percentage of expenses	Dollars	Percentage of expenses
Operating expenses	1,511,286	100%	722,727	100%
Selling expenses	713,480	47%	352,434	49%
Advertising expense	343,259	23%	42,538	6%
Staff salaries	90,661	6%	-	-
Office and Administrative expenses	279,560	18%	309,896	43%
General and administrative expenses	797,806	53%	370,293	51%
Staff salaries	323,928	21%	140,168	19%
Entertainment expense	107,514	7%	28,801	4%
Office and Administrative expenses	366,364	25%	201,324	28%

Operating expenses for the year ended December 31, 2009 were $1,511,286, an increase of $788,559, or 109.1%, from $722,727 for the year ended December 31, 2008.

Selling expenses for the year ended December 31, 2009 were $713,480, an increase of $361,046 or 102.4% from $352,434 for the year ended December 31, 2008.  The increase was due to an increase in sales of Kirin County. The increase in advertising expense is mainly due to intense selling effort in the first phase of pre-sales for residential and commercial properties of Kirin County in 2009. We didn’t have any sales salaries in 2008 because we outsourced our sales to Ziyangyicheng. Their service fee was included in Office and Administrative expense. In 2009, we hired our own sales staff to sell our projects and terminated our contract with Ziyangyicheng, so there was an increase of $90,661 in staff salaries and a decrease in commission fee for the year 2009.

General and administrative expenses were $797,806 for the year ended December 31, 2009, an increase of $427,513, or 115.5% from $370,293 for the year ended December 31, 2008. The increase was mainly due to the increase in sales and investment in management, promotion and office equipment.

Income from Operations

Our income from operations for the year ended December 31, 2009 was $4,107,388, an increase of $1,534,029, or 59.6%, from $2,573,359 for the same period in 2008. The increase was due to increased sales which were partially offset by increases in costs of real estate sales and operating expenses.

Other Income (Expense)

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008
	Dollars	Percentage of others	Dollars	Percentage of others
Other income (expense):	7,085,060	100%	(308,514)	100%
Government grant	7,484,417	106%	-	-
Interest Expense	(399,357)	-6%	(308,514)	100%

Total other income for the year ended December 31, 2009 was $7,085,060, an increase of $7,393,574, from an expense of $308,514 for the same period in 2008. A Government grant was $7,484,417 for the year ended December 31, 2009, an increase of $7,484,417 from $0 for the year ended December 31, 2008. The increase was due to the realization of $7,484,417 as grant income from the PRC government for improvement of the neighborhood and control of property price volatility for the year ended December 31, 2009. Interest expense was $399,357 for the year ended December 31, 2009, an increase of $90,843, or 29.4%, from $308,514 for the year ended December 31, 2008. The increase was mainly due to the increase of a bank loan.

Income Taxes

Income taxes for the year ended December 31, 2009 was $3,040,217, an increase of $2,244,317 or 282% from $795,900 for the year ended December 31, 2008. The increase was mainly because: 1) land appreciation tax expense for the year ended December 31, 2009 increased $601,946 compared to that for the year ended December 31, 2008 due to the increase in recognized sales; 2) Current tax expense for the year ended December 31, 2009 increased $2,605,313 compared to that for the year ended December, 31, 2008 because majority of income tax debited as deferred income tax relating to Wancheng New World Commercial Center Project in previous years became payable in 2009 pursuant to PRC income tax laws and regulations.

Net Income

Net income for the year ended December 31, 2009 was $8,152,231 (representing a net profit margin of 35.5%) compared to $1,468,945 (representing a net profit margin of 12.4%) in the year ended December 31, 2008, an increase of $6,683,286 or 455.0%. The fluctuation in our net profit margin is primarily due to the increase in recognized revenue, and economy of scale that decreased the fixed cost and expenses’ percentage of revenue.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For Nine Months Ended September 30,
	2011	2010
Net cash used in operating activities	$(19,408,724)	$(23,700,708)
Net cash used in investing activities	(128,799)	(85,987)
Cash flows provided by financing activities	18,717,511	35,053,182
Effect of exchange rate changes on cash and cash equivalent	162,587	315,966
Net (decrease)/increase in cash and cash equivalents	(657,425)	11,582,453
Cash and cash equivalents - beginning of period	6,233,301	6,807,095
Cash and cash equivalents - end of period	5,575,876	18,389,548

We had a balance of cash and cash equivalents of $5,575,876 for the nine months ended September 30, 2011 compared to $18,389,548 for the period ended September 30, 2010. We have historically funded our working capital needs through advance payments from customers, bank borrowings, and capital from stockholders. Our working capital requirements are influenced by the level of our operations, and the timing of capital needed for projects.

Operating Activities. Net cash used in operating activities was $19,408,724 for the nine months ended September 30, 2011, compared to net cash provided by operating activities of $23,700,708 for the nine months ended September 30, 2010, a decrease of $4,291,984. The decrease in net cash provided in operating activities was primarily because:

•
We collected installment payment from customers totaling $14.8 million in the nine months ended September 30, 2011, compared to we extended credit to our customers totaling $6.2 million in the same period of 2010.  This change in revenue in excess of billings increased cash flow from operating activities by $21.0 million;

•
We expended $49.1 million for real properties and land lots under development (net of accounts payable) in the first nine months of 2011.  In the same period of 2010, we spent $41.1 million on our projects.  This represented $8 million additional cash outflow from operating activities.  As of the date of this report, we have obtained all necessary government approvals, including Land Use Rights Certificates, Construction Land Planning Permits, Construction Work Planning Permits, Work Commencement Permits and Pre-Sales Permits, for our No. 79 Courtyard (Phase I) and Kirin Bay (Phase I) projects, which enabled us to fully commence the construction from the fourth quarter of 2011;

•
We received $19.4 million customer deposits in the nine months ended September 30, 2011, compared to $7.1 million received in the nine months ended September 30, 2010, which leaded to a $12.3 million in net cash inflow from operating activities;

•
We utilized $7.5 million earned government grant in the first nine months of 2010 to repay working capital provided by one of our stockholder, which was reflected as a decrease in receivable from an equity owner.  For the nine months ended September 30, 2011, we retained $2.1 million earned government grant for future use, which was recorded as an increase in receivable from an equity owner.  This resulted in an outflow of $9.6 million in net cash flow from operating activities;

•
Changes in prepayments provided $1.5 million cash inflow for the nine months September 30, 2010.  In the same period of 2011, changes in prepayments contributed $5.9 million cash outflow.  This mainly due to $3.1 million stock subscription prepaid for proposed Hebei Xingtai Rural Commercial Bank Co., Ltd. in 2011, and $3.1 million prepaid business tax, land appreciation tax, and advances to suppliers for No. 79 Courtyard and Kirin Bay projects, which we expect to realize profit in the near future.

Investing Activities. Net cash used in investing activities was $128,799 for the nine months ended September 30, 2011, compared to net cash of $85,987 used in investing activities for the nine months ended September 30, 2010, represented an increase of $42,812 or 49.8%. This is mainly due to less capital used for purchase of equipment during the nine months ended September 30, 2011.

Financing Activities. Net cash provided for financing activities was $18,717,511 for the nine months ended September 30, 2011, compared to $35,053,182 for the nine months ended September 30, 2010. This was mainly due to 1) $22,748,197 increase of financial institution loans which was calculated by the average exchange rate for the nine months ended September 30, 2011 compared with 17,188,694 increased in bank loans during the nine months ended September 30, 2010; 2) $4,872,795 decrease of repayments of due to stockholder and payment for due from a stockholder for the nine months ended September 30, 2011 compared with $17,864,488 increase for the nine months ended September 30, 2010.

Contractual Obligations

Long-term debt obligations, costs of land use rights and non-cancellable construction contract obligations for the period ended of September 30, 2011.

	Payments due by period
in thousands of US Dollars (based on exchange rate of 6.4018)		less than	1-3
	Total	1 year	years
Long-term bank loans	$41,395	$13,278	$28,117
Costs of land use rights	30,236	30,236	-
Non-cancellable construction contract obligations	97,927	65,115	32,812
Total	169,558	108,629	60,929

There can be no assurance that our internally generated cash flows and external financing will be sufficient to meet our contractual and financing obligations in a timely manner. We may acquire additional cash by raising funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above.

As of September 30, 2011, we entered into non-cancellable agreements with several suppliers for our on-going business of constructing residential and commercial properties. The total amount we committed to pay contractors as outlined in these non-cancellable construction agreements sums to approximately $97.9 million

Material Financial Obligations

Long-Term Bank Loans

As of the ended of September 30, 2011 our total loan balance was $41,394,608.

In April 2010, one of our subsidiaries, Xingtai Zhongding, entered into a long-term loan contract totaling $18,276,109 with Xingtai Yejin Branch, Industrial and Commercial Bank of China. The loan provides terms ranging from maximums of 29 to 34 months and is designated for propagating the development of the Kirin County Project. The loan is guaranteed with the Kirin County land use rights held by Xingtai Zhongding as collateral.

In January 20, 2011, one of our subsidiaries, Xingtai Zhongding, entered into a long-term loan contract totaling $20,306,789 with Xingtai Yejin Branch, Industrial and Commercial Bank of China with maximum terms ranging from 12 to 16 months in maximum. The loan is guaranteed with the No.79 Courtyard land use rights as collateral. As of September 30, 2011, $8,278,922 of the loan had been drawn.

In January 11, 2011, one of our subsidiaries, Xingtai Zhongding, entered into a long-term loan contract totaling $12,496,486 with Xingtai Chengjiao Rural Credit Cooperative Union Association with a 23 months maximum term. The loan is guaranteed with the No.79 Courtyard land use rights as collateral.

On June 19, 2011, the Company procured a bank loan in the amount of $2,343,091 from Xingtai Chengjiao Rural Credit Cooperative Union Association, and per the request of the lender, the Company asked three individuals (Mr. Guo Jianfeng, Chairman of the Board of Directors, Mr. Hu Longlin, Chief Executive Officer and a former Director) to borrow the said amount from the lender first and then transferred the loan to the Company.  The Company will use the loan and will born all the interests cost thereof. The loan was guaranteed by Hebei Zhongding.

Related Party Transactions and Balances

In 2008, a VIE of the Company, Xingtai Zhongding, was entitled to a government grant of $22,981,000.  Cash representing the grant has been transmitted to an escrow account held by Business Investment, a trust equity owner of Xingtai Zhongding, and was available for Xingtai Zhongding’s drawdown in accordance with the construction progress of Kirin County project.  For the nine months ended September 30, 2011 and 2010, the Company was entitled to a drawdown of $4,380,565 and $6,346,595 earned government grant from Business Investment. As at September 30, 2011 and December 31, 2010, accumulated earned government grant of $19,941,213 and $16,844,938 was used to repay working capital provided by Jianfeng Guo, the controlling beneficiary owner of the Company (see below), and $2,155,644 and $nil was available for future drawdown.

Jianfeng Guo, through various affiliate companies and individuals, provided working capital to and/or withdrew fund from the Company from time to time. At each quarter and year end, affiliate companies and individuals which have receivable balances from and/or payable balances to the Company on Jianfeng Guo’s behalf, reassigned their balances to Jianfeng Guo pursuant to existing arrangements, as recited by multi-party agreements entered into between Jianfeng Guo, related affiliate companies and individuals, and the Company. As at September 30, 2011, the Company had receivables from related parties of $986,035, representing balances not assigned to Jianfeng Guo.  As at December 31, 2010, the Company had a payable balance to Jianfeng Guo of $3,840,111. These balances were unsecured, interest-free and did not have a specific repayment date.

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

	Payments due by period
Unit: Thousand Dollar	Total	less than	1-3	3-5	more than
		1 year	years	years	5 years
Long-term debt obligations:	22,556	1593	20,963	—	—
long-term bank loans	19,208	1,512	17,696	—	—
interest on long-term bank loans	3,348	81	3,267	—	—
Cost of land use right(No. 79 Courtyard)	18,581	18,581	—	—	—
Non-cancellable construction contact obligations	36,644	14,627	22,017	—	—
Total	77,781	34,801	42,980	—	—
Note: exchange rate 6.6118

We believe that our cash on hand projected cash flow from operations, available construction loan borrowing capital, and potential access to capital markets should be sufficient to meet our expected cash requirements which include ours short-term debt obligations and non-cancellable construction contract obligations that are due on various dates through December 2011. We also expect to continue to rely on Mr. Guo as a source of working capital in the foreseeable future, particularly in the short term, to fund our land acquisitions or in the event of a cash flow emergency.  As noted below, we have relied on Mr. Guo in the past for working capital, especially to satisfy the need for short-term funds for land acquisitions.  In the longer term, the Company expects that its projects will generate sufficient cash to fund operations.  Specifically, the Company believes that the No. 79 Courtyard and Kirin Bay projects will generate the capital necessary to fund operations for the next 3 to 5 years.  The Company believes that cash generated from such projects, and any other future projects, will reduce the Company’s reliance on Mr. Guo as a source of capital. We have an aggregate of US $1.5 million in short-term bank loans due in December 31, 2010.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2009 and 2010, we recorded current liabilities consisting of customer deposits of US $9.4 million and US $7.1 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

We acquire land for development through two ways: first, the governmental auction process; second, obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements. As for our Bohai Sea Surrounding Area expansion plan, based on our previous experience of land acquisition, there are still projects in third tier cities allowing initial down payment or installment by phases, which improves our financing efficiency and provides us opportunities to acquire land without large sum of cash.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control including: lenders’ perceptions of our credit worthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may acquire additional cash by raising funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

Under the PRC foreign currency exchange regulations applicable to us, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Currently, our PRC Subsidiary and Operating Companies may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. In particular, if our PRC Subsidiary borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance PRC Subsidiary and/or Operating Companies by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM, or their respective local branches. We expect to obtain funds in foreign exchange through private or public offering in the future and invest such capital into our PRC Subsidiary by means of capital increase or shareholder loan. As discussed above, our PRC Subsidiary is required to obtain approvals and/or registration from MOFCOM and SAFE for any capital increase or loans denominated in foreign currency. However, we may not always obtain these approvals or registrations in a timely fashion, which may slow the process of capital injection into our PRC Subsidiary and the Operating Companies these limitations could affect our PRC Subsidiary and Operating Companies’ ability to obtain foreign exchange through debt or equity financing.

Our revenues are earned by our PRC Subsidiary. However, PRC regulations restrict the ability of our PRC Subsidiary to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC Subsidiary only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC Subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of its registered capital. Our PRC Subsidiary, Kirin Management cannot distribute the profits or pay dividends out of China before it sets aside such statutory fund unless the amounts in such fund reaches 50% of its registered capital. Our PRC Subsidiary has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the PRC Subsidiary, these reserves are not distributable as cash dividends. These statutory reserves may only be applied to the development of the PRC subsidiary; consequently funds distributable up our corporate structure made available by the PRC subsidiary may be limited. Our PRC Subsidiary have the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Since the statutory reserves and the staff welfare and bonus funds cannot be distributed to the shareholder except in the event of liquidation, allocation of the statutory reserves and the staff welfare and bonus funds will limit the funds available to the PRC Subsidiary that are distributable up the corporate chain.

As of December 31, 2010, we entered into non-cancellable agreements with several suppliers for our on-going business of constructing residential and commercial properties. The total amount we committed to pay to the suppliers according to the agreements is about $36.6 million.

Operating Activities

Net cash used in operating activities was $28,470,076 for the year ended December 31, 2010, compared to net cash provided by operating activities of $18,439,780 for the year ended December 31, 2009, a decrease of $46,909,856. The decrease in net cash provided in operating activities was primarily due to:

1) $21,843,730 increase of revenue in excess of billing for the year ended December 31, 2010 compared to $43,330 decrease for the year ended December 31, 2009. This was primarily due to commercial units and residential units we sold in the fourth quarter of 2010 had a high percentage of completion (above70%) but only customary percentages of down payments (an average of 30%) required. The differences were reflected as “revenue in excess of billings”. Similar to other Chinese real estate developers, we usually organize sales of units in a project into several batches, because near-completion units usually yield higher selling prices. However, general practice is that customers who purchase near-completion under construction properties pay similar amount of down payments upon execution of sales contracts (20% to 50%), with remaining balances to be repaid within next 6 to 12 months(before the delivery of properties).

2) $46,638,292 increase of properties and land lots under development for the year ended December 31, 2010 compared to a $5,690,254 decrease of properties and land lots under development for the year ended December 31, 2009, which resulted in an increase of $52,328,546 cash used in operating activities. This increase was primarily due to the land cost increase of $37 million for No. 79 Courtyard project, $8.5 million costs incurred for Kirin Bay project and the construction cost increase of $2.1 million for Kirin County project.

3) We earned $7,484,417 in 2009 and deferred the utilization to year 2010 which resulted in the decrease of $15,037,432 in cash used in government grant receivable from a trust equity owner during the year ended December 31, 2010.

4) The net income increased from $8,152,231 for the year ended December 31, 2009 compared to $20,893,604 for the year ended December 31, 2010, a $12,741,373 increase of cash provided by operating activities. This was primarily due to the increased sales and profit of Kirin County.

Investing Activities

Net cash used in investing activities was $167,090 for the year ended December 31, 2010, compared to net cash used in investing activities of $80,426 for the year ended December 31, 2009, which represented an increase of $86,664 or 107.8%. This is mainly due to more capital used for purchase of equipment during the year ended December 31, 2010.

Financing Activities

Net cash provided by financing activities was $27,727,921 for the year ended December 31, 2010, compared to net cash used in financing activities of $11,777,539 for the year ended December 31, 2009. This was mainly because we got a bank loan of $17,136,580, a capital contribution by equity owners of $6,845,805 and a loan from a equity owner of $3,745,536 for the year ended December 31, 2010, while during the year ended December 31, 2009, we paid $6,783,630 dividend to the owners, and used $2,781,071 to repay bank loans and $2,799,347 to repay loans from an equity owner.

In 2009, a trust company indirectly wholly-owned by Mr. Jianfeng Guo, our controlling beneficial owner, contributed two pieces of land use rights as paid-in capital to Xingtai Zhongding, one of our operating companies. The capital contribution has been filed with Administration for Industry and Commerce of Xingtai, the immediate in-charge government agency. Xingtai Zhongding obtained Land Use Rights Certificates, the title document soft pieces of lands, evidencing the completion of the land use rights transfer. These two pieces of land use rights have been zoned for residential and commercial use, which satisfied the prerequisite to Xingtai Zhongding’s development of Kirin County project. The capital contribution, the zoning and transfer of the titles of land use rights complied with all regulatory requirements for Xingtai Zhongding to develop and sell the Kirin County project.

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008

As of December 31, 2009, we had cash and cash equivalents of $6,807,095. We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from stockholders. Our working capital requirements are influenced by the level of our operations, and the timing of capital needed for projects.

Operating Activities

Net cash provided by operating activities was $18,439,780 for the year ended December 31, 2009, compared to net cash used in operating activities of $798,749 for the year ended December 31, 2008, an increase of $19,238,529. The increase in net cash provided in operating activities was primarily due to: 1) $9,442,028 increase of customer deposits compared to $5,080,922 decrease for the year ended December 31, 2008, which resulted an increase of $14,522,950 cash generated; 2) an increase of net income of $6,683,286 from $1,468,945 for the year ended December 31, 2008 to $8,152,231 for the year ended December 31, 2009; and 3) $5,690,254 decrease of real estate properties and land lots under development compared to $2,197,543 decrease for the year ended December 31, 2008, which resulted an increase of $3,492,711 cash generated. These factors were offset by a $7,484,417 increase in receivable from a trust equity owner during the year ended December 31, 2009.

Investing Activities

Net cash used in investing activities was $80,426 for the year ended December 31, 2009, compared to net cash used in investing activities of $3,955 for the year ended December 31, 2008, which represented an increase of $76,471. This is mainly due to more capital used for purchase of equipment during the year ended December 31, 2009.

Financing activities

Net cash used by financing activities was $11,777,539 for the year ended December 31, 2009, compared to net cash used in financing activities of $53,645 for the year ended December 31, 2008. This was mainly because we returned $6,783,630 capital to stockholders during the year ended December 31, 2009, compared to we received capital from stockholders of $1,971,562 for the year ended December 31, 2008.

Interest Rates and Inflation

We are subject to market risks due to fluctuations in interest rates and refinancing of short-term debt. An increase in interest rates would increase our costs. Our sales and net income are also sensitive to fluctuation in interest rates. Higher interest rates may also affect our revenues, gross profits and our ability to raise and service debt and to finance our developments.

According to the National Bureau of Statistics of China, China’s national inflation rate was 5% in 2008, -0.7% in 2009 and 3.3% in 2010. Inflation could result in increases in the price of raw materials and labor costs, which could increase our construction cost. Deflation could negatively affect our business as it would be disincentive for prospective property buyers to make a purchase. So far, neither inflation nor deflation has affected our business materially.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Relocation Program of Kong Village

Local government did not have enough funds to pay for the relocation and new accommodations of Kong Village’s residents prior to the sale of the village’s land-use right. Consequently, the Company funded the local government by building new complexes and compensating and accommodating the villagers for and during the relocation. The government will repay our costs (a form of financing provided to government) when it sells the land use rights on which the previous villagers were removed. In exchange for such financing, the Company is assured the vacated land use right in public auction; (we will be refunded according to the sale price of the land so the bidding process is noncompetitive). We will construct 1818 units in Kong Villagers or about 280,000 square meters in housing. We will get repaid as the parcels of land use rights are sold. We will attend all the auction and bidding process and acquire the vacated land.

Critical Accounting Policies, Estimates and Assumptions

This discussion and analysis of Kirin China’s financial condition and results of operations are based upon the combined consolidated financial statements of Hebei Zhongding and Xingtai Zhongding. These financial statements are prepared in accordance with U.S. GAAP, which requires Hebei Zhongding and Xingtai Zhongding to make estimates and assumptions that affect the reported amounts of their respective assets, liabilities, revenues and expenditures, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include percentage-of-completion of properties under construction and related revenue and costs recognized, allowance for doubtful accounts, and the assessment of impairment of long-lived assets. Kirin China continues to evaluate these estimates and assumptions that it believes to be reasonable under the circumstances. Kirin China relies on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of Kirin China’s accounting policies require higher degrees of judgment than others in their application. Kirin China believes critical accounting policies as disclosed in this Report reflect the more significant judgments and estimates used in preparation of its financial statements. Kirin China believes there have been no material changes to its critical accounting policies and estimates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of the combined consolidated financial statements of Hebei Zhongding and Xingtai Zhongding:

Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include percentage-of-completion of properties under construction and related revenue and costs recognized, allowance for doubtful accounts, and the assessment of impairment of long-lived assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Fair Value of Financial Instruments
The Company applies the provisions of ASC Subtopic 820-10, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company did not have any nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2009.

Reporting Currency and Foreign Currency Translation
The assets and liabilities of the Company’s PRC Subsidiary and Operating Companies in China are translated at the exchange rate on the balance sheet dates, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rates for the years. The resulting translation adjustments are reported under accumulated other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220, Comprehensive Income.

Since July 2005, the RMB is no longer pegged to the USD. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the USD in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. PRC exchange control regulations may also restrict the Company’s ability to convert RMB into foreign currencies.

Revenue Recognition
Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales. Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when (a) sale is consummated; (b) the buyer’s initial and continuing involvements are adequate to demonstrate a commitment to pay for the property; (c) the receivable is not subject to future subordination; (d) the company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. A sale is not considered consummated until (a) the parties are bound by the terms of a contract or agreement, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed. Fair value of buyer’s payments to be received in future periods pursuant to sales contract is classified under accounts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

The Company adopts the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date.

Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met: (a) construction is beyond a preliminary stage; (b) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; (c) sufficient units have already been sold to assure that the entire property will not revert to rental property; (d) sales prices are collectible and (e) aggregate sales proceeds and costs can be reasonably estimated. If buyer’s purchase is financed by mortgage instead of lump-sum or installment payment, sales price is deemed collectible after application for mortgage loan has been filed and the Company reasonably believes the mortgage can be approved. If any of these criteria are not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts. The Company uses cost-to-cost method to measure the ratio of completion. Qualified construction quality supervision firms are engaged by the Company, as required by relevant laws and regulations in the PRC, to determine pieces of construction completed by contractors can meet predetermined quality and safety standards, and are eligible to be counted towards costs. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified under customer deposits. Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.

Real Estate Capitalization and Cost Allocation
Properties under development or held for sale consist of residential and commercial units under construction and units completed. Properties under development or held for sale are stated at cost or estimated net realizable value, whichever is lower. Costs include costs of land use rights, direct development costs, interest on indebtedness, construction overhead and indirect project costs. The Company acquires land use rights with lease terms ranging from 40 to 70 years through government-organized auctions, private sale transactions or capital contribution from shareholders. Land use rights are divided and transferred to customers after the Company delivers properties. The Company capitalizes payments for obtaining the land use rights allocates to specific units within a project based on units’ gross floor area. Costs of land use rights for the purpose of property development are not amortized. Other costs are allocated to units within a project based on the ratio of the sales value of units to the estimated total sales value.

Government Grant
Government grant relating to real estate projects developed by the Company are recognized at fair value as other income when the Company have complied with the conditions attached to the grant and the grant’s collection is reasonably assured.

During the year ended December 31, 2008, Xingtai Zhongding was entitled to a government grant of approximately $22,981,000 relating to the Kirin County project to subsidize modernization of the neighborhood where the real estate project situated, and control of property price volatility. The Company believes the government’s demands associated with the grant are gradually fulfilled as the construction and pre-sale of Kirin County make progress, and accordingly recognizes grant income at the percentage of construction completed during the year of the total grant amount. For the years ended December 31, 2010, 2009 and 2008, the Company recognized $9,293,749, $7,484,417 and nil grant income. Cash representing the grant was transferred to an escrow bank account held by Business Investment, a trust equity owner on behalf of Mr. Jianfeng Guo, and is available for Xingtai Zhongding’s drawdown in accordance with the progress of Kirin County’s construction. The grant does not have refund conditions and the Company believes government will not revoke the grant or claw back cash remitted to the escrow account unless the construction and sale of the Kirin County project is cancelled by the Company. As at December 31, 2010, the Company didn’t receive any request from government demanding revocation and refund partial or all of the grant previously given, and the Company expects no development relating to the Kirin County project will cause government to request the grant’s refund in next twelve months.

Capitalization of Interest
In accordance with ASC 360, Property, Plant and Equipment, interest incurred during construction is capitalized to properties under construction. No interest was capitalized for the years ended December 31, 2010, 2009 or 2008.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains majority of its bank accounts in the PRC. All PRC bank balances are denominated in RMB. Cash includes cash on hand and demand deposits in accounts maintained with state-owned and commercial financial institutions within the PRC. China does not have a deposit insurance system; however, the credit risk on bank balances are limited because the Company conducts transactions and deposits balances with several state-owned banks with high credit ratings assigned by international credit rating agencies.

Restricted Cash
There are two important timings for mortgage business of PRC banks: (1) Execution of mortgage agreement: PRC banks grant mortgage loans to home purchasers and will credit the full amount to the Company account once the bank and the purchaser enter into mortgage agreement, which generally will be before the completion of the construction of projects. (2) Issuance of House Ownership Certificate to the purchasers. At the time of execution of mortgage agreement, there are no House Ownership Certificate therefore the purchaser has no legal right to the house and therefore they cannot mortgage the house to banks. Banks will ask the developer to provide guarantee to the loan instead. When the House Ownership Certificate is issued, banks will release the guarantee ability of the developer and mortgage the house in question. If the condominiums are not completed and the new homebuyers have no House Ownership Certificate, to secure the loan, as a common practice in China, the banks will release only 95% loan to the Company and will require that the Company open a separate account with the bank and deposit and freeze the remaining 5% of the mortgage amount to further secure the bank’s interests before the mortgage of the house with House Ownership Certificate. Because bank requires the freeze of the 5% deposit, the amount therein shall be classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company’s normal bank account. The bank will release the restricted cash after homebuyers have obtained the House Ownership Certificate and mortgage the house to bank. Total restricted cash amounted to $1,563,027 and $263,266 as of December 31, 2010 and 2009, respectively. These deposits are not covered by insurance. The Company has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Property, Plant and Equipment, Net
Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Lives
Fixtures, furniture and office equipment	5 years

Impairment of Long-lived Assets
The Company reviews its long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the years ended December 31, 2010, 2009 or 2008.

Income Taxes
The Company follows ASC 740, Income Tax, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The PRC Subsidiary and the Operating Companies located in China are governed by the Income Tax Law of the People’s Republic of China concerning the private-run enterprises, which are generally subject to tax at a new statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments.

According to the Income Tax Laws of the PRC for real estate developers, income tax of the Company is calculated by project. Tax authorities will assess the tax due on the project, and issue a tax due notification to the Company when all units of a project are sold. The Company has to pay the tax by the due date on the notification. If the Company does not pay the tax by the due date, the tax authorities will charge the Company interest. The Company includes any interest and penalties in general and administrative expenses.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and it prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the PRC government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current PRC government officials.

Land Appreciation Tax (“LAT”)
In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowings costs and all property development expenditures. LAT is prepaid at 1% to 2% of the pre-sales proceeds each year as required by the local tax authorities, and is settled generally after the construction of the real estate project is completed and majority of the units are sold. The Company provides LAT as expensed when the related revenue is recognized based on estimate of the full amount of applicable LAT for the real estate projects in accordance with the requirements set forth in the relevant PRC laws and regulations.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s only components of comprehensive income during the years ended December 31, 2010 and 2009 were net income and the foreign currency translation adjustment.

Advertising Expenses
Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with ASC 720-35, Advertising Costs. For the years ended December 31, 2010, 2009 and 2008, the Company recorded an advertising expense of $384,978, $343,260 and $42,538, respectively.

Property Warranty
The Company provides customers with warranty that covers major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two to five years, depending on different property components the warranty covers.

The Company constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to incur subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Company may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Company withholds up to 5% of the contract total payment from contractors for periods of two to five years. These amounts are included in liabilities, and are only paid to the extent that there have been no warranty claims against the Company relating to the work performed or materials supplied by the contractors. As at December 31, 2010 and 2009, the Company retained $169,500 and $129,500 contract payment to contractors, and the Company didn’t experience any incidences where the withheld amounts were less than the amounts the Company had to pay for the defects of properties. The Company didn’t provide any warranty reserve. For the year ended December 31, 2010, the Company incurred $18,690 incidental costs in addition to the amount retained from contractors. For the years ended December 31, 2009 and 2008, the Company incurred nil incidental costs in addition to the amount retained from contractors.

Impairment Losses
Completed lots are reported in the balance sheet at the lower of their carrying amount or fair value less costs to sell. Land to be developed or under development is assessed for impairment when management believes that events or changes in circumstances indicate that its carrying amount may not be recoverable. Based on this assessment, property that is considered impaired is written down to its fair value. Impairment losses are recognized through a charge to expense. No impairment of completed lots or land was recognized for the years ended December 31, 2010, 2009 or 2008.

Distribution of Earnings and Reserve Funds
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the PRC Subsidiary established in China. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC Subsidiary and the Operating Companies, and PRC legal restrictions permit payments of dividends out of the PRC Subsidiary’s statutory accumulated after-tax profits.

In accordance with the PRC Company Law, the PRC Subsidiary established in China is required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the PRC Subsidiary. Subject to certain restrictions set out in the PRC Company Law, the statutory reserves may be distributed to stockholders or owners in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital. These reserves are not distributable as cash dividends.

Recently Issued Accounting Pronouncements

In 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is not expected to have a material impact on the consolidated financial statements upon adoption.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. Under the amendments in this ASU, an entity has two options for presenting its total comprehensive income: to present total comprehensive income and components along with the components of net income in a single continuous statement, or in two separate but consecutive statements. The amendments in this ASU are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company intends to conform to the new presentation required in this ASU beginning with its Form 10-Q for the three months ended March 31, 2012.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees are listed below.  The number of directors is determined by our Board of Directors.  All directors hold office until the next annual meeting of the Board or until their successors have been duly elected and qualified.  Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Directors and Executive Officers

Name	Age	Positions
Jianfeng Guo	37	Chairman of the Board of Directors
Longlin Hu	36	President and Chief Executive Officer, Director
Xin Zheng (Cindy)	33	Chief Financial Officer

Jianfeng Guo, age 37, Chairman of the Board of Directors
Mr. Guo has been the Chairman of Xingtai Zhongding and Hebei Zhongding since August 2008 and April 2006, respectively. He also serves as the Chairman of the Board of Directors of Huaxia Kirin (Beijing) Investment Co., Ltd. since December 2004, an investment company headquartered in Beijing focusing on real estate development, land development and property service investment. Mr. Guo served as the Chairman of Board of Directors and General Manager of Xingtai Sanchao Real Estate Development Co., Ltd., a real estate development company in Xingtai City and the previous shareholder of Hebei Zhongding, from December 1995 to April 2006. He also worked as Director of Department II of Xingtai Real Estate Development Co., Ltd., a real estate development company in Xingtai City, from October 1994 to December 1995. Mr. Guo has more than twenty years of experience in senior management, enterprise investment, and real estate development operations. Mr. Guo is an MBA candidate at Asia International Open University (Macau).

Longlin Hu, age 36, President and Chief Executive Officer, Director
Mr. Hu currently serves as the Director and General Manager of Huaxia Kirin (Beijing) Investment Co., Ltd. since May 2010 and previously served as an independent director and strategic consultant to Huaxia Kirin from March 2008 to May 2010. Mr. Hu was the Director and Vice General Manager of Beijing Mainstreets Investment Group Corporation, a real estate development and investment company listed on the Shenzheng Stock Exchange in the PRC, from April 2005 to September 2010. Mr. Hu was the assistant Chairman and Chief Financial Officer of Neo-China Land Group (Holdings) Limited, a real estate development company listed on the Hong Kong Exchange, from October 2003 to December 2004. Prior to joining the Neo-China Land Group, Mr. Hu was the senior project manager at the Investment Banking Headquarter of Haitong Securities Co., Ltd., one of the major investment banks in China, from May 2000 to October 2003. He holds Bachelor and Master Degrees in Economics of Renmin University of China. Mr. Hu is also qualified as a Fellow of Life Management Institute.

Xin Zheng (Cindy), age 33, Chief Financial Officer
Ms. Zheng joined the Company in December 2009. Since September 2010, she has been employed in the Company’s finance department where she has had oversight of the Company’s accounting and financing matters. Prior to that, Ms. Zheng was employed as Marketing Director for both Xingtai Zhongding Jiye Real Estate Development Co., Ltd. and Hebei Zhongding Real Estate Development Co., Ltd, which through certain contractual arrangements, the Company controls. As Marketing Director, Ms. Zheng’s responsibilities included oversight of the Company’s marketing efforts. From May 2006 to December 2009, Ms. Zheng was employed in the Lighting Division of Philips, a Netherlands based fortune 500 company. Philips has generated approximately $9 billion dollars in revenue in China, where she was responsible for budgeting and financial planning for the northern China operations of Philip’s lighting division. From April 2004 to May 2006, Ms. Zheng was employed by Mercer Consulting in China where she engaged in management consulting and financial modeling for a variety of companies, including state and privately owned business. Ms. Zheng graduated from University of Bradford in the United Kingdom in February 2004 with a Masters Degree in Finance Management.

Director Qualifications

Below is a summary of the qualifications, attributes, skills and experience of each of our directors that led us to the conclusion that such director should serve as a director of our Company, in light of our business and structure.

Mr. Jianfeng Guo

●
Leadership and Management experience — has been the Chairman of Xingtai Zhongding and Hebei Zhongding since August 2008 and April 2006, respectively, and, since December 2004, has also served as the Chairman of the Board of Directors of Huaxia Kirin (Beijing) Investment Co., Ltd.

●	Industry experience — has more than twenty years of experience in real estate development operations.

Mr. Longlin Hu

●
Leadership and Management experience — has been the Director and General Manager of Huaxia Kirin (Beijing) Investment Co., Ltd. since May 2010 and previously served as Director and Vice General Manager of Beijing Mainstreets Investment Group Corporation from April 2005 to September 2010.

●	Industry experience — has more than seven years of experience in real estate development operations.
●	Education — holds Bachelor and Master Degrees in Economics.

Employment Agreements

We currently do not have employment agreement with any our directors and executive officers.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding each element of compensation that we paid or awarded to our executive officers for fiscal 2011 and 2010.

Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation ($)	Total($)
Longlin Hu (1)	2011	$90,000	$-	$-	$90,000
President and Chief Executive Officer	2010	$90,000	$-	$-	$90,000
Xin Zheng (Cindy)	2011	$60,000	$-	$-	$60,000
Chief Financial Officer	2010	$60,000	$-	$-	$60,000
Liam Rahman (2)	2011	$500	$-	$-	$500
Former President and Chief Executive Officer	2010	$6,000	$-	$-	$6,000

(1)
On March 1, 2011, we acquired Kirin China in a reverse acquisition transaction and, in connection with that transaction, Mr. Hu was appointed as our President and Chief Executive Officer. The amounts in this table reflect compensation awarded or paid by Kirin China to Mr. Hu in fiscal 2010. Mr. Hu’s employment with Kirin China commenced in 2010.

(2)	Mr. Rahman resigned as an executive officer of the Company on March 1, 2011. Prior to his resignation, he was the Company’s principal executive officer and principal financial officer.

Option Grants

We had no outstanding equity awards as of the end of fiscal 2011.

Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during fiscal 2011 by the executive officers.

Long-Term Incentive Plans and Awards

There were no awards made to a named executive officer in fiscal 2011 under any long-term incentive plan.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

On, March 1, 2011 we terminated our employment agreement with Mr. Rahman. We have no other employment agreements with any of our executive officers.

Directors’ Compensation

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors.

On March 1, 2011, Mr. Jianfeng Guo was appointed as a member of the Board of Directors in connection with our reverse acquisition of Kirin China. In fiscal 2009, Kirin China paid a salary of $150,000 to Mr. Guo, and in fiscal 2010, Kirin China paid a salary of $150,000 to Mr. Guo.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of February 3, 2012, for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of February 3, 2012. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of February 3, 2012 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at the address of: Room 1506, South Building of China Overseas Plaza, No. 8 Guanghua Dongli Road, Chaoyang District, Beijing, 100020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock
Iwamatsu Reien	17,947,297	(1)	89.7%
Xiangju Mu	1,746,000	(2)	8.73%
Jianfeng Guo	14,455,297	(3)	72.26%
Longlin Hu	1,746,000	(4)	8.73%
All directors and executive officers as a group (1 person) (5)	1,746,000		8.73%

(1) Includes 14,455,297 shares owned by Prolific Lion Limited (“Prolific Lion”), 1,746,000 shares owned by Valiant Power Limited (“Valiant Power”) and 1,746,000 shares owned by Solid Wise Limited (“Solid Wise”). Ms. Reien has granted Mr. Guo, Mr. Hu and Ms. Mu exclusive voting rights with respect to the shares of Prolific Lion, Valiant Power and Solid Wise, respectively, held by Ms. Reien. Ms. Reien has dispositive power with respect to the shares held by such companies and therefore will be deemed to be the beneficial owner of the shares held by such companies.
(2) Ms. Mu has the right to purchase all of the outstanding shares of Solid Wise at consideration of $1.00 pursuant to a Call Option Agreement between her and Iwamatsu Reien. In addition, Ms. Reien has granted Ms. Mu exclusive voting rights with respect to the shares of Solid Wise held by Ms. Reien. Accordingly, Ms. Mu may be deemed to be the beneficial owner of 100% of the shares of our common stock held by Solid Wise. As of January 31, 2012, Ms. Mu has not elected to exercise this option.
(3) Mr. Guo has the right to purchase all of the outstanding shares of Solid Wise at consideration of $1.00 pursuant to a Call Option Agreement between him and Iwamatsu Reien. In addition, Ms. Reien has granted Mr. Guo exclusive voting rights with respect to the shares of Prolific Lion held by Ms. Reien. Accordingly, Mr. Guo may be deemed to be the beneficial owner of 100% of the shares of our common stock held by Prolific Lion. As of January 31, 2012, Mr. Guo has not elected to exercise this option.
(4) Mr. Hu has the right to purchase all of the outstanding shares of Valiant Power at consideration of $1.00 pursuant to a Call Option Agreement between him and Iwamatsu Reien. In addition, Ms. Reien has granted Mr. Hu exclusive voting rights with respect to the shares of Valiant Power held by Ms. Reien. Accordingly, Mr. Hu may be deemed to be the beneficial owner of 100% of the shares of our common stock held by Valiant Power. As of January 31, 2012, Mr. Hu has not elected to exercise this option.
(5) The Board of Directors, after reviewing the functions of all of our officers, both in terms of designated function and functions actually performed, has determined that only Mr. Hu is deemed to be an officer or executive officer of the Company for reporting purposes under Item 403 of Regulation S-K of the Securities Act.

Arrangements Pursuant to which a Change in Control May Occur

As discussed in this prospectus, Iwamatsu Reien has entered into Call Option Agreements with each of Mr. Guo, Mr. Hu and Ms. Mu pursuant to which Mr. Guo is entitled to purchase up to all of the outstanding shares of Prolific Lion Limited, Mr. Hu is entitled to purchase up to 100% of the outstanding shares of Valiant Power Limited and Ms. Mu is entitled to purchase up to 100% of the outstanding shares of Solid Wise Limited. A change in control of the Company may be deemed to have occurred if Mr. Guo, Mr. Hu and Ms. Mu, collectively, or in the case of Mr. Guo, individually, exercise, in part or in full, their respective options. None of Mr. Guo, Mr. Hu or Ms. Mu has exercised their respective options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Prior to the reverse acquisition of Kirin China, Lisan Rahman, our former sole officer and director provided office space to us at no cost. On January 13, 2010 Mr. Rahman contributed $500 for general working capital in exchange for which he received 5,000,000 shares of our common stock. Mr. Rahman may be deemed to be a “promoter” of our Company, within the meaning of such term under the Securities Act, since he founded and organized the previous operations of the Company and, in connection with same, received more than 10% of our shares of common stock.

In 2009, Xingtai Business Investment Co., Ltd., a trust equity owner of Xingtai Zhongding (“Business Investments”), transferred two pieces of land use rights to Xingtai Zhongding as a capital contribution to develop the Kirin County project. Business Investment acquired the land use rights through public auction organized by local government for a cash consideration of RMB187,200,000, or approximately $27,381,623. The land use rights were transferred to Xingtai Zhongding at their original acquisition costs, and credited to Xingtai Zhongding’s entity-level paid-in capital and additional paid-in capital at $10,579,463 and $16,802,160, respectively. In the consolidated statement of stockholders’ equity, this capital contribution was reflected as an increase of additional paid-in capital.

In 2008, Xingtai Zhongding was entitled to a government grant of $22,981,000. Cash representing the grant has been transmitted to an escrow account held by Business Investment, and was available for Xingtai Zhongding’s drawdown in accordance with the construction progress of the Kirin County project. For the years ended December 31, 2010, 2009 and 2008, Kirin China was entitled to drawdown $9,293,749, $7,484,417 and $0 earned government grant from Business Investment. As at December 31, 2009, earned government available for drawdown was reflected as “Receivable from a trust equity holder.”  As at December 31, 2010, accumulated earned government grant of $16,844,938 for the years 2010 and 2009 was used to repay payments and working capital made by Mr. Guo, the controlling beneficial owner of the Company.

In 2010, Mr. Guo, the controlling beneficial owner of the Company, paid $25,901,531 on behalf of Kirin China to a third party to acquire a piece of land use right for the development of No. 79 Courtyard project.

Mr. Guo, the controlling beneficial owner of the Company, through various affiliate companies and individuals, provided working capital to and/or withdrew funds from Kirin China and/or the Operating Companies from time to time. At each year end, such affiliate companies and individuals owning receivable balances from and/or payable balances to Kirin China and/or the Operating Companies on Mr. Guo’s behalf, reassigned their balances to Mr. Guo pursuant to existing arrangements entered into between Mr. Guo, related affiliate companies and individuals, and Kirin China and/or the Operating Companies, subsequent to year-ends. As at December 31, 2010, Kirin China had a net payable balance to Mr. Guo of $3,840,111. This balance was unsecured, interest-free and did not have a specific repayment date. As at December 31, 2009, Kirin China and/or the Operating Companies had a net receivable balance from Mr. Guo of $6,787,281, representing return of capital to Mr. Guo, and is reflected as a deduction of contributed capital.

For the year ended December 31, 2010, Kirin China and/or the Operating Companies purchased $7,264,021 construction materials from an affiliate Huaxia Kirin (Beijing) Trading Co., Ltd. the Operating Companies had no such purchase in 2009 and 2008.

On December 22, 2010, Kirin Management, our indirect wholly-owned subsidiary, entered into a series of Contractual Arrangements, including an Entrusted Management Agreement, a Shareholders’ Voting Proxy Agreement and an Exclusive Option Agreement, with each of Hebei Zhongding and Xingtai Zhongding and their respective shareholders. Other than the parties thereto, the terms and conditions of the Contractual Arrangements entered into with Hebei Zhongding and the terms and conditions of the Contractual Arrangements with Xingtai Zhongding are the same.

For the nine months ended September 30, 2011 and 2010, the Company was entitled to a drawdown of $4,380,565 and $6,346,595 earned government grant from Business Investment. As at September30, 2011 and December 31, 2010, accumulated earned government grant of $19,941,213 and $16,844,938 was used to repay working capital provided by Jianfeng Guo, the controlling beneficiary owner of the Company (see below), and $2,155,644 and $nil was available for future drawdown.

Jianfeng Guo, through various affiliate companies and individuals, provided working capital to and/or withdrew fund from the Company from time to time. At each quarter and year end, affiliate companies and individuals which have receivable balances from and/or payable balances to the Company on Jianfeng Guo’s behalf, reassigned their balances to Jianfeng Guo pursuant to existing arrangements, as recited by multi-party agreements entered into between Jianfeng Guo, related affiliate companies and individuals, and the Company. As at September 30, 2011, the Company had receivables from related parties of $986,035, representing balances not assigned to Jianfeng Guo.  As at December 31, 2010, the Company had a payable balance to Jianfeng Guo of $3,840,111. These balances were unsecured, interest-free and did not have a specific repayment date.

Director Independence

Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;
●
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
●
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. Guo is not considered independent because he received compensation from Kirin China in excess of $150,000 in fiscal 2009. Mr. Hu is not considered independent because he is an executive officer of the Company. Mr. Liu is considered independent in light of the NASDAQ Listing Rule 5605(a)(2) and the standards established by the Commission.

We do not currently have a separately designated audit, nominating or compensation committee.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

DESCRIPTION OF SECURITIES

Introduction

In the discussion that follows, we have summarized selected provisions of our articles of incorporation relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Nevada law and is qualified in its entirety by reference to our articles of incorporation and our bylaws. You should read our articles of incorporation and our bylaws as currently in effect for provisions that may be important to you.

Authorized Capital Stock

Our authorized share capital consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share. As of February 3, 2012, 20,560,016 shares of our common stock and no shares of our preferred stock were outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors after taking into account various factors, including:

●	general business conditions;
●	industry practice;
●	our financial condition and performance;
●	our future prospects;
●	our cash needs and capital investment plans;
●	our obligations to holders of any preferred stock we may issue;
●	income tax consequences; and
●	the restrictions Nevada and other applicable laws and our credit arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Preferred Stock

At the direction of our Board of Directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our Board of Directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common stockholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Warrants

Upon closing of the Offering, we issued to the Purchasers Series A Warrants to purchase an aggregate of 69,000 shares of our common stock at an exercise price of $6.25 per share and Series B Warrants to purchase an aggregate of 69,000 shares of our common stock at an exercise price of $7.50 per share. Each Investor Warrant entitles the holder to purchase one share of our common stock and is exercisable in whole or in part. The Investor Warrants may be exercised at any time upon the election of the holder, beginning on the date of issuance and ending of the third anniversary of the final closing of the Offering.

The exercise price and number of shares of common stock to be received upon the exercise of the Investor Warrants are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends or our recapitalization. In the event of our liquidation, dissolution or winding up, the holders of Investor Warrants will not be entitled to participate in the distribution of our assets.

Holders of Investor Warrants do not have voting, pre-emptive, subscription or other rights of shareholders in respect of the Warrants, nor shall the Holders be entitled to receive dividends from the Company.

Transfer Agent and Registrar

The Transfer Agent for our common stock is Holladay Stock Transfer, LLC at 2939 N 67th Pl, Ste C, Scottsdale, AZ 85251. Its telephone number is (480) 481-3940.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock trades on the OTCBB under the symbol KIRI.  The OTCBB is a quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (“OTC”) equity securities. An OTCBB equity security generally is any equity that is not listed or traded on a national securities exchange.  The following table shows, for the periods indicated, the high and low bid prices per share of our common stock as reported by the OTCBB quotation service.  These bid prices represent prices quoted by broker-dealers on the OTCBB quotation service.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Fiscal 2011
	High		Low

First Quarter (January 1 - March 31)	$5.30	(1)	$5.28	(1)
Second Quarter (April 1 - June 30)	$6.44		$5.30
Third Quarter (July 1 - September 30)	$7.00		$3.10
Fourth Quarter (October 1 - December 31)	$5.00		$1.27

	Fiscal 2012
	High		Low

First Quarter (January 1 - March 31) (through February 3, 2012)	$1.80		$1.25
____________________________
(1)	A public market for our common stock did not exist prior to March 11, 2011.

Holders

As of February 3, 2012, there were approximately 21 holders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.

Dividends

We have never declared or paid a cash dividend. Any future decisions regarding dividends will be made by our Board of Directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our Board of Directors has complete discretion on whether to pay dividends. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have in effect any compensation plans under which our equity securities are authorized for issuance.

SHARES ELIGIBLE FOR FUTURE SALE

As of February 3, 2012, we had 20,560,016 shares of common stock outstanding, not including shares issuable upon exercise of our warrants.  All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, as of February 3, 2012 approximately 17,947,297 shares are beneficially owned by executive officers, directors and affiliates (excluding shares of our common stock which may be acquired upon exercise of stock options and warrants which are currently exercisable or which become exercisable within 60 days of February 3, 2012).  The approximately 2,612,719 remaining shares constitute our public float.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus and certain other legal matters as to Delaware law will be passed upon for us by Anslow & Jaclin LLP.

EXPERTS

Our audited consolidated financial statements appearing in this prospectus and registration statement have been audited by Bernstein & Pinchuk LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly, and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on our corporate website at www.kirinintl.com. The information we file with the SEC or contained on, or linked to through, our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at the SEC’s prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KIRIN INTERNATIONAL HOLDING, INC.
CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(UNAUDITED)

TABLE OF CONTENTS

Consolidated Balance Sheets	F-2

Consolidated Statements of Income and Comprehensive Income	F-3

Consolidated Statements of Cash Flows	F-4

Notes to the Consolidated Financial Statements	F-5 to F-23

KIRIN INTERNATIONAL HOLDING, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS

Cash and cash equivalents	$5,575,876	$6,233,301
Restricted cash	873,999	1,563,027
Accounts receivable	1,366,803	1,626,592
Revenue in excess of billings	8,107,500	22,395,290
Prepayments	8,232,175	2,161,176
Other receivables	4,441,538	3,324,533
Receivable from a trust equity owner	2,155,644	-
Due from related parties	986,035	-
Real estate properties and land lots under development	176,299,369	92,419,336
Property and equipment, net	309,382	230,475
Deferred tax assets	771,673	85,452
Total assets	$209,119,994	$130,039,182

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$32,266,604	$1,266,428
Income taxes payable	-	22,152
Other taxes payable	3,575,919	2,936,728
Due to a stockholder	-	3,840,111
Other payables and accrued liabilities	7,505,564	6,509,337
Customer deposits	42,887,810	22,417,416
Financial institution loans	41,394,608	19,208,083
Deferred tax liabilities	5,995,507	5,389,536
Total liabilities	133,626,012	61,589,791

Stockholders’ equity
Preferred stock at $0.0001 par value; 100,000,000 shares authorized; none issued or outstanding	-	-
Common stock at $0.0001 par value; 500,000,000 shares authorized; 20,400,016 and 18,547,297 shares issued and outstanding on September 30, 2011 and December 31, 2010, respectively	2,040	1,855
Additional paid-in capital	36,343,960	33,964,995
Statutory reserve	407,537	407,537
Retained earnings	33,225,033	30,849,088
Accumulated other comprehensive income	5,515,412	3,225,916
Total stockholders’ equity	75,493,982	68,449,391
Total liabilities and stockholders’ equity	$209,119,994	$130,039,182

See notes to the consolidated financial statements.

KIRIN INTERNATIONAL HOLDING, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Nine Months Ended September 30,		Three Months Ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from real estate sales, net	$21,116,800	$19,708,958	$10,502,842	$9,872,772
Cost of real estate sales	15,411,163	14,090,638	8,094,719	6,830,449

Gross profit	5,705,637	5,618,320	2,408,123	3,042,323

Operating expenses
Selling expenses	1,620,589	903,765	673,348	543,049
General and administrative expenses	2,107,722	888,121	849,784	323,182
Total operating expenses	3,728,311	1,791,886	1,523,132	866,231

Income from operations	1,977,326	3,826,434	884,991	2,176,092

Other income (expense)
Government grant	4,380,565	6,346,595	2,135,666	3,434,999
Interest expense, net	(2,414,427)	(771,806)	(974,953)	(159,257)

Total other income	1,966,138	5,574,789	1,160,713	3,275,742

Income before income taxes expense	3,943,464	9,401,223	2,045,704	5,451,834

Income taxes expense	1,567,519	2,900,340	762,076	1,064,750

Net income	$2,375,945	$6,500,883	$1,283,628	$4,387,084

Other comprehensive income
Foreign currency translation adjustment	2,289,496	888,353	707,494	802,740

Comprehensive income	$4,665,441	$7,389,236	$1,991,122	$5,189,824

Basic and diluted earnings per share	$0.12	$0.35	$0.06	$0.24
Basic weighted average shares outstanding	19,798,131	18,547,297	20,334,796	18,547,297
Diluted weighted average shares outstanding	19,799,261	18,547,297	20,338,320	18,547,297

See notes to the consolidated financial statements.

KIRIN INTERNATIONAL HOLDING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$2,375,945	$6,500,883
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	58,596	39,478
Deferred tax (expense) benefit	(250,169)	853,494
Changes in operating assets and liabilities
Restricted cash	728,443	143,552
Accounts receivable	308,130	13,431
Revenue in excess of billings	14,781,807	(6,221,649)
Prepayments	(5,903,997)	1,501,616
Other receivables	(996,465)	(2,212,299)
Receivable from an equity owner	(2,121,116)	7,521,890
Real estate properties held for sale	-	593,979
Real estate properties and land lots under development	(79,553,387)	(43,367,394)
Accounts payable	30,462,753	2,435,869
Income taxes payable	(22,512)	(752,840)
Other taxes payable	534,162	(2,182,337)
Other payables and accrued liabilities	770,163	4,372,744
Customer deposits	19,418,923	7,058,875

Net cash used in operating activities	(19,408,724)	(23,700,708)

Cash flows from investing activities:
Purchases of equipment	(128,799)	(85,987)

Cash flows from financing activities:
Proceeds from financial institution loans	22,748,197	17,188,694
Repayment of a financial institution loan	(1,537,040)	-
Proceeds from common stock and warrants issued	3,380,080	-
Payment for common stock and warrants issuance costs	(1,000,931)	-
Proceeds from due to a stockholder	-	17,864,488
Repayments of due to a stockholder	(3,902,553)	-
Payment for due from related parties	(970,242)	-
Net cash provided by financing activities	18,717,511	35,053,182

Effect of exchange rate changes on cash and cash equivalents	162,587	315,966
Net increase (decrease) in cash and cash equivalents	(657,425)	11,582,453

Cash and cash equivalents - beginning of the period	6,233,301	6,807,095

Cash and cash equivalents - end of the period	$5,575,876	$18,389,548

Supplementary cash flow information
Cash paid for income tax	$81,035	$771,806
Cash paid for interest expense	$2,440,104	$790,392

See notes to the consolidated financial statements.

KIRIN INTERNATIONAL HOLDING, INC.
NOTES TO THE CONSOLIDATEDFINANCIAL STATEMENTS
(UNAUDITED)

Note 1 –	Organization and Summary of Significant Accounting Policies

Organization

Ciglarette, Inc. (the “Company”, or “Ciglarette”) was incorporated on December 23, 2009 under the laws of the State of Nevada.  The Company was a development stage company and has not generated significant revenue since inception. On March 10, 2011, Ciglarette changed its name to Kirin International Holding, Inc.

On March 1, 2011 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) the Company, (ii) the Company’s principal stockholder, (iii) Kirin China Holding Limited, a company established under the laws of British Virgin Islands on July 6, 2010 (“Kirin China”), and (iv) the former shareholders of Kirin China, pursuant to which the former shareholders of Kirin China transferred to the Company all of their shares of Kirin China in exchange for the issuance of 18,547,297 shares of the Company’s common stock, which represented 98.4% of the Company’s total shares outstanding immediately following the closing of the transaction (such transaction, the “Share Exchange”).  As a result of the Share Exchange, Kirin China became the Company’s wholly-owned subsidiary.

The Share Exchange has been accounted for as a recapitalization, whereby the Company is deemed to be the accounting acquiree (legal acquirer) and Kirin China is the accounting acquirer (legal acquiree). The financial statements before the date of the Share Exchange are those of Kirin China with the results of the Company being consolidated from the date of the Share Exchange. The equity section and earnings per share has been retroactively restated to reflect the reverse acquisition and no goodwill was recorded.

On the Closing Date, and immediately prior to the Share Exchange, the Company entered into a contribution and assumption agreement (the “Contribution and Assumption Agreement”) with Ciglarette International, Inc., a 80%-owned subsidiary, pursuant to which the Company contributed substantially all of its assets to Ciglarette International, Inc., and Ciglarette International, Inc. assumed all of the Company’s debts and other liabilities (the “Reorganization”). In addition, on the Closing Date, the Company entered into an agreement of sale (the “Agreement of Sale”) with Lisan Rahman, former principal shareholder (“Rahman”), pursuant to which the Company sold to Rahman all of the shares of Ciglarette International, Inc.’s common stock owned by the Company in exchange for the cancellation of 2,500,000 shares of the Company’s common stock owned by Rahman (the “Spin-Out”).  Rahman also waived any and all rights and interests he has, had or may have with respect to such cancelled shares. The Reorganization and Spin-Out were consummated immediately prior to the Share Exchange. The Reorganization was consummated immediately prior to the Spin-Out.

Furthermore, immediately prior to the Share Exchange and immediately following the Spin-Out, 3,094,297 restricted shares of the Company's common stock then outstanding were cancelled and retired.  Kirin China deposited $50,000 into an escrow account which amount was paid to the former owners of the cancelled shares as a result of the Share Exchange having been consummated.  Rahman received approximately $40,396 of such amount for the cancellation of his 2,500,000 shares in connection with the Share Exchange.

On the Closing Date and immediately following the Share Exchange, the Company completed an initial closing of a private offering (the “Offering”) of investment units (each a “Unit” and collectively, the “Units”) each consisting of four (4) shares of common stock, a three-year series A warrant to purchase one (1) share of common stock of the Company at an exercise price of $6.25 per share (the “Series A Warrants”) and a three-year Series B warrant to purchase one (1) share of common stock of the Company at an exercise price of $7.50 per share (the “Series B Warrants” and collectively with the Series A Warrants, the “Investor Warrants”).  An aggregate of 69,000 Units were sold in the Offering for gross proceeds to the Company of $1,380,000.  As a result of the Offering, the Company issued an aggregate of 276,000 shares of its common stock (the “Shares”) and warrants to acquire an aggregate of 138,000 shares of our common stock to the investors in the Offering (the “Purchasers”).

In connection with the Offering, the Company issued 880,000 shares of common stock to Hunter Wise Securities, LLC, the placement agent.

On July 15, 2011, the Company completed the second closing of the Offering.  An aggregate of 100,004 Units were sold in the second closing of the Offering for gross proceeds of $2,000,080.  As a result of the second closing of the Offering, the Company issued an aggregate of 400,016 shares of its Shares and warrants to acquire an aggregate of 200,008 shares of common stock to the investors in the second closing of the Offering.

In connection with the initial and the second closing of the Offering, Kirin International Holding, Inc. issued warrants to acquire an aggregate of 54,082 shares of the company’s common stock (the “Agent Warrants”).  The Agent Warrants are exercisable for a period of five years from the original issuance date with an exercise price of $5.00 per share.  The exercise prices of the Agent Warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances.

Kirin China owns all of the share capital of Kirin Huaxia Development Limited (“Kirin Development”), a Hong Kong company established on July 27, 2010, which owns all of the share capital of Shijiazhuang Kirin Management Consulting Co., Ltd. (“Kirin Management”), a wholly foreign owned enterprise located in Shijiazhuang City, Hebei Province, the People’s Republic of China (the “PRC” or “China”).

Hebei Zhongding Real Estate Development Co. Ltd., (“Hebei Zhongding”) was incorporated in the name of Xingtai Zhongchao Real Estate Company Limited as a limited liability company under the laws of the PRC on April 7, 2004, and was transformed into a limited liability corporation, changing its name to Hebei Zhongding Real Estate Development Co., Ltd. on July 16, 2007. Hebei Zhongding authorized and issued 45,000,000 shares at Renminbi (RMB) 1 ($0.1207) per share. Share capital of approximately $5,430,517 was fully paid by Jianhe Guo (3%), Jianfei Guo (5%), Li Zhao (5%), Liying Li (2%) and Liping Bi (85%).  Jianhe Guo, Jianfei Guo, Li Zhao, Liying Li and Liping Bi are collectively referred to as “Hebei Zhongding Trustees”.

Xingtai Zhongding Jiye Real Estate Development Co., Ltd. (“Xingtai Zhongding”) was established by Xingtai Business Investment Co., Ltd. (“Business Investment”) for a fully paid registered capital of $1,096,187 on August 7, 2008. On March 5, 2009, Xingtai Zhongding increased its registered and paid-in capital to $11,701,936 by contributions in forms of land use rights.  Business Investment is wholly owned by Huaxia Kirin (Beijing) Technology Development Co., Ltd., which is subsequently owned by Jianfeng Guo (8%) and Liping Bi (92%, spouse of Jianfeng Guo).  On December 31, 2009, Business Investment transferred its ownership in Xingtai Zhongding to Jianfeng Guo (51%), Haifeng Liu (41%) and Yuelai Xie (8%).  On June 9, 2010, Haifeng Liu transferred his shareholding in Xingtai Zhongding to Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd.  Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. and Yuelai Xie are collectively referred to as “Xingtai Zhongding Trustees”.

Pursuant to trust agreements entered into between Jianfeng Guo and each of Hebei Zhongding Trustees and Xingtai Zhongding Trustees, Jianfeng Guo is deemed to be the beneficiary owner of all the shares of Hebei Zhongding and Xingtai Zhongding.

On September 3, 2007, Hebei Zhongding established a subsidiary Xingtai Zhongding Construction Project Management Co., Ltd. with 80% direct ownership, and Jianhe Guo owning 20% shares. Pursuant to a trust agreement entered into between Jianhe Guo and Xingtai Zhongding, Xingtai Zhongding is deemed to be the owner of all the shares of Xingtai Zhongding Construction Project Management Co., Ltd.

Xingtai Zhongding Business Service Co., Ltd. (“Business Service”) was established as a limited liability corporation on July 29, 2008 in the name of Xingtai Zhongding Business Service Corporation Limited with authorized 6,000,000 shares at RMB1 per share. Share capital was fully paid up by Jianfeng Guo and other 10 individuals (“Other Initial Sponsors”).  Business Service subsequently transformed into a limited liability company, and changed to its current name. Pursuant to trust agreement between Jianfeng Guo and Other Initial Sponsors, Jianfeng Guo is deemed to be the sole beneficiary owner of all the shares of Business Service.  On July 1, 2009, Xingtai Zhongding acquired 100% of the equity interests of Business Service, from its predecessor equity holders for a purchase price of RMB 6,000,000 (approximately $876,000).  The acquisition is a business combination under common control; therefore the acquisition was accounted for using pooling-of-interest method. The acquired business and net assets were recorded at book value as if the business and the net assets have been owned by the Company from the earliest comparative period presented, the operations are combined from the earliest date. In 2011, Business Service changed its name to Xingtai Zhongding Kirin Real Estate Development Co., Ltd.

On December 24, 2009, January 19, 2010 and December 6, 2010, Xingtai Zhongding established wholly-owned subsidiaries Huaxia Kirin (Beijing) Property Management Co., Ltd., Huaxia Kirin (Beijing) Garden Project Co., Ltd., and Xingtai Hetai Real Estate Development Co., Ltd., respectively.

Iwamatsu Reien, a Japanese citizen, holds 100% of the shares of Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited, each of which were incorporated in the British Virgin Islands (each a “BVI Company” and collectively the “BVI Companies”) and which respectively own 82%, 9% and 9% of the shares of Kirin China. On November 22, 2010, Iwamatsu Reien entered into Call Option Agreements (collectively, the “Call Option Agreements”) with each of Jianfeng Guo, Longlin Hu and Xiangju Mu (collectively, the “Purchasers”) pursuant to which Jianfeng Guo is entitled to purchase up to 100% shares of Prolific Lion Limited, Honglin Hu is entitled to purchase up to 100% shares of Valiant Power Limited and Xiangju Mu is entitled to purchase up to 100% of the shares of Solid Wise Limited, each at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions. Specifically, (i) if Hebei Zhongding and Xingtai Zhongding (collectively, the “Operating Companies”), and their respective subsidiaries achieved net income of $1 million as calculated and audited in accordance with U.S. GAAP for the fiscal year ended December 31, 2009, each Purchaser will be entitled to purchase 40% of the outstanding shares of the applicable BVI Company; (ii) if the Operating Companies and their respective subsidiaries achieve net income of $2 million as calculated in accordance with U.S. GAAP for the fiscal year ended December 31, 2010, each purchaser will be entitled to purchase 30% of the outstanding shares of the applicable BVI Company; (iii) if the Operating Companies and their respective subsidiaries achieve net income of $3 million in accordance with U.S. GAAP for the fiscal year ended December 31, 2011, each Purchaser will be entitled to purchase up to 30% of the remaining outstanding shares of the applicable BVI Company. In addition, the Operating Companies and their respective subsidiaries achieves net income of $3 million in fiscal year 2010, each Purchaser shall have the right to purchase all shares of the applicable BVI Company at consideration of $1.00 and the third condition shall be deemed as having been met. As of August 15, 2011, none of Jianfeng Guo, Longlin Hu or Xiangju Mu exercised this option.

Also pursuant to Call Option Agreement between Iwamatsu Reien and Jianfeng Guo, Jianfeng Guo has been irrevocably granted the exclusive voting rights with respect to the shares of Prolific Lion Limited held by Iwamatsu Reien.  Accordingly, Jianfeng Guo may be deemed to beneficially own the Kirin China’s common stock owned by Prolific Lion Limited. Furthermore, Jianfeng Guo is empowered to appoint directors of Kirin China through Resolution of Shareholders, who manage the business and affairs of Kirin China, pursuant to the Memorandum and Articles of Association of Kirin China, and thereby effectively controls Kirin China, which subsequently controls Kirin Management through its ownership of Kirin Development.

Variable Interest Entities

To satisfy PRC laws and regulations, the Company conducts certain business in the PRC through the variable interest entities (“VIEs”). On December 22, 2010, a series of contractual arrangements (the “VIE Agreements”) were entered between Kirin Management and each of Operating Companies and their respective shareholders. As a result of the VIE Agreements, Kirin Management has the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance and the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs that could be significant to the VIEs.  Therefore Kirin Management is deemed to have a controlling financial interest in the VIEs, is considered the primary beneficiary of and consolidates with the VIEs.

The VIE Agreements are summarized below:

Entrusted Management Agreement Pursuant to the Entrusted Management Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies and their shareholders agreed to entrust the business operations of the Operating Companies and its management to Kirin Management until Kirin Management acquires all of the assets or equity of the Operating Companies. Kirin Management has the full and exclusive right to manage and control all cash flow and assets of the Operating Companies and to control and administrate the financial affairs and daily operation of the Operating Companies. In turn, Kirin Management is entitled to the Operating Companies’ earnings before tax as a management fee, and will be obligated to pay all Operating Companies’ debts to the extent the Operating Companies are not able to pay such debt.

Shareholders’ Voting Proxy Agreement Pursuant to the Shareholders’ Voting Proxy Agreement between Kirin Management and the shareholders of the Operating Companies, the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of Kirin Management as their proxy to vote on all matters that require the approval of the Operating Companies shareholders.

Exclusive Option Agreement Under the Exclusive Option Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies shareholders granted to Kirin Management an irrevocable exclusive purchase option to purchase all or part of the shares or assets of the Operating Companies to the extent that such purchase does not violate any PRC law or regulations then in effect. Kirin Management and the Operating Companies shareholders shall enter into further agreements based on the circumstances of the exercise of the option, including price. The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion.

The above mentioned agreements do not have a term therefore according to PRC Contract Law is agreement with unlimited term. These agreements also provided that except for the execution of mutual written agreement providing the termination, a party cannot terminate the unilaterally. Therefore, the agreement shall be regarded as bindingly and effective with a unlimited term before parties sign new agreements to terminate. These agreements are governed by the PRC laws and regulations. PRC laws and regulations concerning the validity of the VIE Agreements are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Further, these VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration proceedings pursuant to PRC laws. If Hebei Zhongding or Xingtai Zhongding or their respective stockholders fail to perform their obligations under the VIE Agreements, the Company may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that the Company may be unable to obtain these remedies. Therefore the VIE Agreements may not be as effective in providing control over Hebei Zhongding and Xingtai Zhongding as direct ownership. Because the Company relies on Hebei Zhongding and Xingtai Zhongding for revenue, any termination of or disruption to these VIE Agreements could detrimentally affect the business of the Company.

The Company’s revenues are earned by Kirin Management. However, PRC regulations restrict the ability of the PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividend by the PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Kirin Management is also required under PRC laws and regulations to allocate at least 10% of the annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of its registered capital. Kirin Management cannot distribute the profits or pay dividends out of China before it sets aside such statutory fund unless the amounts in such fund reaches 50% of its registered capital. Kirin Management has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of Kirin Management, these reserves are not distributable as cash dividends. These statutory reserves may only be applied to the development of Kirin Management; consequently funds distributable up the corporate structure made available by Kirin Management may be limited. Kirin Management have the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Since the statutory reserves and the staff welfare and bonus funds cannot be distributed to the shareholder except in the event of liquidation, allocation of the statutory reserves and the staff welfare and bonus funds will limit the funds available to Kirin Management that are distributable up the corporate chain.

In addition, the PRC Income Tax Law also imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Summary information regarding consolidated VIEs is as follows:

	September 30, 2011 (Unaudited)	December 31, 2010
ASSETS

Cash and cash equivalents	$3,822,899	$6,233,301
Restricted cash	873,999	1,563,027
Accounts receivable	1,366,803	1,626,592
Revenue in excess of billings	8,107,500	22,395,290
Prepayments	8,232,174	2,161,176
Other receivables	4,150,632	3,324,533
Receivable from a trust equity owner	2,155,644	-
Due from related parties	986,035
Real estate properties and land lots under development	176,299,369	92,419,336
Property and equipment, net	309,382	230,475
Deferred tax assets	771,673	85,452
Total assets	$207,076,110	$130,039,182

LIABILITIES

Accounts payable	$32,266,604	$1,266,428
Income taxes payable	-	22,152
Other taxes payable	3,575,919	2,936,728
Due to a stockholder	-	3,840,111
Other payables and accrued liabilities	7,505,564	6,509,337
Customer deposits	42,887,810	22,417,416
Financial institution loans	41,394,608	19,208,083
Deferred tax liabilities	5,995,507	5,389,536
Total liabilities	$133,626,012	$61,589,791

All of the assets of the consolidated VIEs can be used only to settle obligations of the VIEs and none of the liabilities of the consolidated VIEs are recourse to the general credit of the Company.

For the three months ended September 30, 2011 and 2010, the financial performance of VIEs reported in the consolidated statements of income and comprehensive income includes sales of approximately $10,503,000 and $9,873,000, respectively, cost of sales of approximately $8,095,000 and $6,830,000, respectively, operating expenses of approximately $1,378,000 and $866,000, respectively, and net income of approximately $1,413,000 and $4,387,000, respectively.

For the nine months ended September 30, 2011 and 2010, the financial performance of VIEs reported in the consolidated statements of income and comprehensive income includes sales of approximately $21,117,000 and $19,709,000, respectively, cost of sales of approximately $15,411,000 and $14,091,000, respectively, operating expenses of approximately $3,307,000 and $1,792,000, respectively, and net income of approximately $2,711,000 and $6,501,000, respectively.

Nature of operations

The Company is engaged in the development and sales of residential and commercial real estate properties, and development of land lots in Xingtai city, Hebei province, China.

Change in reporting entity and basis of presentation

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Form 8-K/A filed on October 4, 2011.

The consolidated financial statements include the financial statements of the Company and its subsidiaries and VIEs. All significant inter-company transactions and balances have been eliminated in consolidation.

The consolidated interim financial information as of September 30, 2011 and for the three and nine-month periods ended September 30, 2011 and 2010 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).  Certain information and footnote disclosures, which are normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have not been included.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the Company’s consolidated financial position as of September 30, 2011, its consolidated results of operations and cash flows for the three and nine-month periods ended September 30, 2011 and 2010, as applicable, have been made. The interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods

The reverse acquisition described in “Organization” was treated as recapitalization of the Company. As such, Kirin China is the continuing entity for financial reporting purposes. In a reverse acquisition the historical shareholders’ equity of the accounting acquirer prior to the merger is retroactively reclassified (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital. Therefore, the consolidated financial statements have been prepared as if Kirin China had always been the reporting company and then on the reverse acquisition date, had changed its name and reorganized its capital stock.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include determination of percentage-of-completion of properties under construction and related revenue and costs recognized, allowance for doubtful accounts, and the valuation of deferred tax assets and liabilities.

Fair Value of Financial Instruments

The Company applies the provisions of ASC Subtopic 820-10, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements.  ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company did not have any nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010.

Reporting Currency and Foreign Currency Translation

The Company’s functional currency is the United States dollar (“US$”). The functional currency of the Company’s subsidiary and VIEs in the PRC is Renminbi (“RMB”). The Company’s reporting currency is US$. The assets and liabilities of the Company’s subsidiary and VIEs in China are translated at the exchange rate on the balance sheet dates, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rates for the periods. The resulting translation adjustments are reported under accumulated other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220, Comprehensive Income.

Since July 2005, the RMB is no longer pegged to the US$. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the US$ in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. PRC exchange control regulations may also restrict the Company’s ability to convert RMB into foreign currencies.

Revenue Recognition

Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales.

Revenue from the sales of completed properties where the construction period is twelve months or less is recognized by the full accrual method when (a) the amount of the profit is determinable; and (b) the earnings process is virtually complete.  Specifically, the Company recognizes profit on real estate sales by the full accrual method when all of the following criteria are met: (a) sale is consummated; (b) the buyer’s initial and continuing involvements are adequate to demonstrate a commitment to pay for the property; (c) the receivable is not subject to future subordination; (d) the company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  A sale is not considered consummated until (a) the parties are bound by the terms of a contract or agreement, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed. Fair value of buyer’s payments to be received in future periods pursuant to sales contract is classified under accounts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

The Company adopts the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date.

Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met: (a) construction is beyond a preliminary stage; (b) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; (c) sufficient units have already been sold to assure that the entire property will not revert to rental property; (d) sales prices are collectible and (e) aggregate sales proceeds and costs can be reasonably estimated.  If any of these criteria are not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts.  The Company uses cost-to-cost method to measure the ratio of completion.  Qualified construction quality supervision firms are engaged by the Company, as required by relevant laws and regulations in the PRC, to determine pieces of construction completed by contractors can meet predetermined quality and safety standards, and are eligible to be counted towards costs. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified under customer deposits.  Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.

Except for the down payment, the rest of contract price can be settled by several installments or financed by mortgage.  The Company requires customers to pay non-refundable cash down payment equivalent to no less than 20% of the contract price upon the execution of sale or pre-sale contracts prior to recognizing revenue under either full-accrual method or percentage-of-completion method.  The cash down payment collected from customers subordinates to no claims.  If buyer’s purchase is financed by mortgage the Company does not recognize revenue until application for mortgage loan has been filed and the Company reasonably believes the mortgage can be approved.  The Company provides guarantees for mortgage loans from financial institutions to customers (see “Restricted cash”).  Such guarantees expire when customers have obtained House Ownership Certificate of their purchased properties and the mortgage has been registered in favor of the financial institutions. Because guarantees of mortgage do not cover any portion of non-refundable cash down payment received by the Company from customers, the Company does not consider guarantees when determining recognizing revenues under either full-accrual method or percentage-of-completion method.

Real Estate Capitalization and Cost Allocation

Properties under development or held for sale consist of residential and commercial units under construction and units completed. Properties under development or held for sale are stated at cost or estimated net realizable value, whichever is lower. Costs include costs of land use rights, direct development costs, interest on indebtedness, construction overhead and indirect project costs. The Company acquires land use rights with lease terms ranging from 40 to 70 years through government-organized auctions, private sale transactions or capital contribution from shareholders. Land use rights are divided and transferred to customers after the Company delivers properties. The Company capitalizes payments for obtaining the land use rights allocates to specific units within a project based on units’ gross floor area. Costs of land use rights for the purpose of property development are not amortized. Other costs are allocated to units within a project based on the ratio of the sales value of units to the estimated total sales value.

Government Grant

Government grant relating to real estate projects developed by the Company are recognized as other income when the Company have complied with the conditions attached to the grant and the grant’s collection is reasonably assured.

During the year ended December 31, 2008, Xingtai Zhongding was entitled to a government grant of approximately $22,981,000 relating to Kirin County project to subsidize modernization of the neighborhood where the real estate project situated, and control of property price volatility. The Company believes the government’s demands associated with the grant are gradually fulfilled as the construction and pre-sale of Kirin County make progress, and accordingly recognizes grant income at the percentage of construction completed during the year of the total grant amount. For the nine months ended September 30, 2011 and 2010, the Company recognized $4,380,565 and $6,346,595 grant income. For the three months ended September 30, 2011 and 2010, the Company recognized $2,135,666 and $3,434,999 grant income. The local government has arranged a lump sum payment of the grant to Business Investment, a trust equity owner on behalf of Jianfeng Guo, prior to the grant’s conditions being met out of financial consideration because it lacked managing staff and concerned that the funds would be re-assigned or invalidated without an immediate recipient. Pursuant to the arrangement, Business Investment provides this grant money to Xingtai Zhongding in proportion to the percentage of the project completed as a measure to ensure that the project satisfies the grant’s guidelines. The grant does not have refund conditions and the Company believes government will not revoke the grant or claw back cash remitted to the escrow account unless the construction and sale of Kirin County project is cancelled by the Company. As at September 30, 2011, the Company didn’t receive any request from government demanding revocation and/or partial refund of the grant previously given, and the Company expects no development relating to the Kirin County project will cause government to request the grant’s refund in next twelve months.

Capitalization of Interest

In accordance with ASC 360, Property, Plant and Equipment, interest incurred during construction is capitalized to properties under construction. No interest costs were capitalized for the nine months ended September 30, 2011 and 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains majority of its bank accounts in the PRC. All PRC bank balances are denominated in RMB. Cash includes cash on hand and demand deposits in accounts maintained with state-owned and commercial financial institutions within the PRC.  China does not have a deposit insurance system; however, the credit risk on bank balances are limited because the Company conducts transactions and deposits balances with several state-owned banks with high credit ratings assigned by international credit rating agencies.

Restricted Cash

There are two important timings for mortgage business of PRC banks: (1) Execution of mortgage agreement: PRC banks grant mortgage loans to home purchasers and will credit the full amount to the Company account once the bank and the purchaser enter into mortgage agreement, which generally will be before the completion of the construction of projects.  (2) Issuance of House Ownership Certificate to the purchasers. At the time of execution of mortgage agreement, there are no House Ownership Certificate therefore the purchaser has no legal right to the house and therefore they cannot mortgage the house to banks. Banks will ask the developer to provide guarantee to the loan instead. When the House Ownership Certificate is issued, banks will release the guarantee ability of the developer and mortgage the house in question.  If the condominiums are not completed and the new homebuyers have no House Ownership Certificate, to secure the loan, as a common practice in China, the banks will release only 95% loan to the Company and will require that the Company open a separate account with the bank and deposit and freeze the remaining 5% of the mortgage amount to further secure the bank’s interests before the mortgage of the house with House Ownership Certificate. Because bank requires the freeze of the 5% deposit, the amount therein shall be classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company’s normal bank account. The bank will release the restricted cash after homebuyers have obtained the House Ownership Certificate and mortgage the house to bank. Total restricted cash amounted to $873,999 and $1,563,027 as of September 30, 2011 and December 31, 2010, respectively. These deposits are not covered by insurance. The Company has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Income Taxes

The Company follows ASC 740, Income Taxes, which require the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Subsidiaries and VIEs of the Company located in China are governed by the Income Tax Law of the People’s Republic of China concerning the private-run enterprises, which are generally subject to tax at a new statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments.

According to the Income Tax Laws of the PRC for real estate developers, income tax of the Company is calculated by project. When all units of a project are sold, tax authorities will assess the tax due on the project and issue a tax due notification to the Company. The Company has to pay the tax by the due date on the notification. If the Company does not pay the tax by the due date, the tax authorities will charge the Company interest. The Company includes any interest and penalties in general and administrative expenses.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and it prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the PRC government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current PRC government officials.

Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowings costs and all property development expenditures. LAT is prepaid at 1% to 2% of the pre-sales proceeds each year as required by the local tax authorities, and is settled generally after the construction of the real estate project is completed and majority of the units are sold.  The Company provides LAT as expensed when the related revenue is recognized based on estimate of the full amount of applicable LAT for the real estate projects in accordance with the requirements set forth in the relevant PRC laws and regulations.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s only components of comprehensive income during the nine months ended September 30, 2011 and 2010 were net income and the foreign currency translation adjustment.

Earnings Per Share

The Company reports earnings per share in accordance with ASC 260, “Earnings Per Share.” ASC 260 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants and convertible preferred stock, to issue common stock were exercised and converted into common stock. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Advertising Expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with ASC 720-35, Advertising Costs. For the nine months ended September 30, 2011 and 2010, the Company recorded an advertising expense of $842,553 and $318,509, respectively.  For the three months ended September 30, 2011 and 2010, the Company recorded an advertising expense of $384,845 and $61,318, respectively.

Property Warranty

The Company provides customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two to five years, depending on different property components the warranty covers.

The Company constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Company may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Company withholds up to 5% of the contract total payment from contractors for periods of two to five years. These amounts are included in liabilities, and are only paid to the extent that there have been no warranty claims against the Company relating to the work performed or materials supplied by the contractors.  As at September 30, 2011 and December 31, 2010, the Company retained $288,630 and $169,500 contract payment to contractors, and the Company didn’t experience any incidences where the withheld amounts were less than the amounts the Company had to pay for the defects of properties.  The Company didn’t provide any warranty reserve.  For the nine months ended September 30, 2011 and 2010, the Company incurred $nil and $nil incidental costs in addition to the amount retained from contractors.

Impairment Losses

Completed lots are reported in the balance sheet at the lower of their carrying amount or fair value less costs to sell. Land to be developed or under development is assessed for impairment when management believes that events or changes in circumstances indicate that its carrying amount may not be recoverable. Based on this assessment, property that is considered impaired is written down to its fair value. Impairment losses are recognized through a charge to expense. No impairment of completed lots or land was recognized for the nine months ended September 30, 2011 and 2010.

Distribution of Earnings and Reserve Funds

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries established in China.  The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, and PRC legal restrictions permit payments of dividends out of PRC subsidiaries’ statutory accumulated after-tax profits.

In accordance with the PRC Company Law, the subsidiaries of the Company established in China are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the statutory reserves may be distributed to stockholders or owners in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.  These reserves are not distributable as cash dividends.

Seasonality

The Company typically experience seasonal variations in quarterly operating results and capital requirements.  Historically, unfavorable weather conditions for construction and interruptions of labors caused by Lunar New Year in the first quarter of a calendar year slow the construction progress of the Company’s real estate projects, reduce the operating income and demand for working capital.  The construction progress returns to normal in the second, third and fourth quarters of a year.  We expect this seasonal pattern to continue.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is not expected to have a material impact on the consolidated financial statements upon adoption.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. Under the amendments in this ASU, an entity has two options for presenting its total comprehensive income: to present total comprehensive income and its components along with the components of net income in a single continuous statement, or in two separate but consecutive statements. The amendments in this ASU are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company intends to conform to the new presentation required in this ASU beginning with its Form 10-Q for the three months ended March 31, 2012.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (ASU 2011-08), to simplify how entities test goodwill for impairment. ASU 2011-08 allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a greater than 50 percent likelihood exists that the fair value is less than the carrying amount then a two-step goodwill impairment test as described in Topic 350 must be performed. The guidance provided by this update becomes effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-09, “Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan”, which is not expected to have no impact on the consolidated financial statements upon adoption.

Note 2 –	Accounts Receivable

	September 30, 2011	December 31, 2010
	(Unaudited)

Receivable from sales of condominium units	$484,239	$567,879
Receivable from sales of land use rights	882,564	1,058,713

	$1,366,803	$1,626,592

Accounts receivable consists of balances due from customers for the sales of land use rights and completed condominium units in accordance with full accrual method. After customers made sufficient down payment, the Company recognizes related revenue. These receivable balances are unsecured, bear no interest and are due within 365 days from the date of the sales in accordance with sales contract.

Note 3 –	Revenue in Excess of Billings

Revenue in excess of billings represents the amount revenue recognized for certain residential and commercial units in Kirin County project in accordance with percentage-of-completion method over the cumulative payments received from respective customers.  Pursuant to sales contracts, customers are required to pay a minimum 20% of the full contract amount as a down payment, and pay the remaining balances before delivery of the properties by the Company, which is expected to be within next twelve months.

Note 4 –	Prepayments

Prepayments consisted of the following:

	September 30, 2011	December 31, 2010
	(Unaudited)

Advances to suppliers and contractors	$2,280,407	$587,685
Financing service fees charged as prepaid interests	898,854	1,109,642
Prepaid stock subscription	3,124,121	-
Excessive business tax and LAT liabilities	1,928,793	463,849

	$8,232,175	$2,161,176

Pursuant to financing service contracts entered into between the Company, Xingtai Chengjiao Rural Credit Cooperative Union Association, and Industrial and Commercial Bank of China, Xingtai Branch, the Company paid service fees for the origination of several long-term loans before they were released to the Company. The financing service fees are regarded as prepaid loan interest and amortized over the respective terms of the loans.

In June 2011, the Company agreed to become an investor of Hebei Xingtai Rural Commercial Bank Co., Ltd. (“Xingtai RC Bank”)  The Company prepaid $3,124,121 (RMB20,000,000) to purchase 16,000,000 shares, or 6.96% of Xingtai RC Bank’s common stock.  The establishment of Xingtai RC Bank will be based on restructured business of Xingtai Chengjiao Rural Credit Cooperative Union Association, which provides several loans to the Company (see Note 12), and is subject to the approval by China banking regulatory agencies.

Business tax and LAT are payable each year at 5% and 1% - 2% of customer deposits received. The Company recognizes sales-related business tax and LAT in the income statement to the extent that they are proportionate to the revenue recognized each period.  Any excessive amounts of business and LAT liabilities recognized at period-end pursuant to tax laws and regulations over the amounts recognized in the income statement are capitalized in prepayments and will be expensed in subsequent periods.

Note 5 –	Other Receivables

The components of other receivables were as follows:

	September 30, 2011	December 31, 2010
	(Unaudited)

Working capital borrowed by contractors	$1,362,841	$1,503,503
Working capital borrowed by Kong Village Relocation Program (Note 6)	2,186,885	1,512,447
Others	891,812	308,583

	$4,441,538	$3,324,533

Working capital borrowings by contractors and Kong Village Relocation Program are unsecured, bear no interest and become payable before the completion of the related construction and program. There was no allowance for doubtful accounts as at September 30, 2011 and December 31, 2010.

Note 6 –	Real Estate Properties and Land Lots under Development

The components of real estate properties and land lots under development were as follows:

	September 30,	December 31,
	2011	2010
	(Unaudited)

Kirin County
Costs of land use rights	$10,406,470	$9,810,506
Other development costs	8,013,491	9,035,334
No. 79 Courtyard
Costs of land use rights	91,608,048	58,449,748
Other development costs	4,949,560	2,398,952
Kirin Bay
Costs of land use rights	55,455,578	12,724,796
Other development costs	5,866,222	-

	$176,299,369	$92,419,336

As at September 30, 2011, the Company has obtained certificates representing titles of the land use rights used for the development of Kirin County, No. 79 Courtyard and Kirin Bay projects.  The Company did not have land use rights not assigned to a real estate development project.

Part of Company’s real estate held for development and land lots under development were pledged as collateral for financial institution loans (Note 12).

Kong Village Relocation Program

Pursuant to incentive policies issued by Xingtai local government encouraging modernization of villages situated in urban vicinity, the Company participated in Kong Village Relocation Program in which the Company constructs a real property and transfers to local government at no costs, and reimburses costs incurred by local government compensating villagers and zoning and developing vacated land lots.  In exchange for the financing, the Company will be invited to bid for vacated land parcels for residential and commercial use at public auction at market price, and majority of the proceeds received by local government will be refunded to the Company. The Company capitalizes all expenditures attributable to Kong Village Relocation Program under land lots under development.  Land use rights will be auctioned in 2011.  The Company expects to secure land use rights through the auditions and will use acquired land use rights for the development of Kirin Bay project. In July 2011 the Company obtained the certificate of land use rights relating to part of land of Kirin Bay project through the aforementioned public auction.

Note 7 –	Accounts Payable

	September 30, 2011	December 31, 2010
	(Unaudited)

Payables in relation to acquisitions of land use rights	$30,235,767	$-
Construction contractors	2,030,837	1,266,428

	$32,266,604	$1,266,428

In March 2011, the Company entered into a supplementary agreement with Huada Mining Co., Ltd. in relation to the acquisition of land use rights for the development of No. 79 Courtyard project. The Company agreed to increase the land use rights’ purchase price in the original contract, to compensate Huada Mining Co., Ltd. for its inability to realize the appreciation of the transferred land use rights during the substantially prolonged contract closing period of three years. The Company has unconditionally received the title of the land use rights in 2010 before the commencement of the supplementary agreement negotiation.  The payment is divided into several installments and the last installment is due in December 2011.  Unpaid balance bears no interest.  In accordance with the supplementary agreement, the Company and Huada Mining Co., Ltd. will not pursue any adjustments of the land use rights’ transfer price.

In May 2011, the Company entered into an agreement with Xingtai Kong Village Real Properties Co., Ltd., a company controlled by Kong Village Committee.  The Company agreed to pay $22,649,880 to compensate additional costs incurred by Kong Village Committee for the Kong Village Relocation Program.  The payment will be made in several installments and the last installment is due in November 2011.  An interest of 10% per annum is accrued for unpaid balance.  The Company capitalized the additional consideration in the costs land lots under development.

Note 8 –	Other Payables and Accrued Liabilities

The components of other payables and accrued liabilities were as follows:

	September 30,	December 31,
	2011	2010
	(Unaudited)

Unrecognized tax benefit (Note 10(2))	$5,572,651	$4,318,008
Utility deposits from customers	1,748,965	913,196
Contract and bidding deposits	-	906,561
Others	183,948	371,572

	$7,505,564	$6,509,337

Note 9 –	Customer Deposits

Customer deposits consist of amounts received from customers relating to the sale of residential and commercial units. In the PRC, customers generally obtain financing for the purchase of their residential unit prior to the completion of the project. The lending institutions will provide the funds to the Company upon the completion of the financing rather than the completion of the project. The Company receives these funds and recognizes them as a liability until the revenue can be recognized. As of September 30, 2011 and December 31, 2010, the Company received $42,887,810 and $22,417,416 deposits from customers, respectively.

Note 10 –	Income Taxes

(1)  Corporate income tax

The Company is incorporated in the State of Nevada in the U.S., and is subject to a gradual U.S. federal corporate income tax of 15% to 35%. The State of Nevada does not impose any corporate state income tax. Kirin China is incorporated in the British Virgin Islands.  Under the current laws of the British Virgin Islands, Kirin China is not subject to tax on income or capital gains.  In addition, no British Virgin Islands withholding tax is imposed upon payments of dividends by Kirin China. Kirin Development is incorporated in Hong Kong.  Kirin Development did not earn any income that was derived in Hong Kong for the period from its date of incorporation to September 30, 2011 and therefore was not subject to Hong Kong Profits Tax. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

The Company’s subsidiary and VIEs in China are subject to PRC Enterprise Income Tax (EIT) on taxable income. According to PRC tax laws and regulations, China subsidiary and VIEs are subject to EIT with the tax rate 25% since January 1, 2008, except that deemed profit method is applied to Xingtai Zhongding Construction Project Management Co., Ltd., which local tax authorities levy income tax based on deemed profit of 8% of revenue. A withholding income tax rate of 5% is applied if Kirin Management, the wholly-owned foreign enterprise, distributes dividends to its immediate holding company, Kirin Development. The Company has not recorded tax provision for U.S. tax purposes as they have no assessable profits arising in or derived from the United States and intends to permanently reinvest accumulated earnings in the PRC operations in the foreseeable future.

Income tax expenses for the nine months ended September 30, 2011 and 2010 are summarized as follows:

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Current
EIT expense	$-	$217,837
Unrecognized tax uncertainty benefit	1,095,141	1,469,119
LAT expense	722,547	359,890
Deferred tax (benefit) expense	(250,169)	853,494

	$1,567,519	$2,900,340

Income tax expenses for the three months ended September 30, 2011 and 2010 are summarized as follows:

	Three Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Current
EIT expense	$-	$217,837
Unrecognized tax uncertainty benefit	533,916	741,220
LAT expense	371,711	(643,022)
Deferred tax (benefit) expense	(143,551)	748,715

	$762,076	$1,064,750

A reconciliation between taxes computed at the PRC statutory rate of 25% and the Company’s effective tax rate for the nine months ended September 30, 2011 and 2010 is as follows:

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

EIT at the PRC statutory rate of 25%	$985,866	$2,350,306
LAT expense	722,547	359,890
EIT benefit of LAT	(180,637)	(89,972)
Others	39,743	280,116

	$1,567,519	$2,900,340

(2)  Liability for unrecognized tax benefit

A reconciliation of the beginning and ending amount of liability associated with unrecognized tax benefit for the nine months ended September 30, 2011 and the year ended December 31, 2010 is as follows:

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(Unaudited)

Unrecognized tax benefit, as the beginning of the period or year	$4,318,008	$1,872,111
Increase due to government grant earned	1,095,141	2,323,422
Movement in current year due to foreign exchange rate fluctuation	159,502	122,475

Unrecognized tax benefit, as the end of the period or year	$5,572,651	$4,318,008

The liability for unrecognized tax benefit is related to the government grant earned by the Company for the development of Kirin County project.  Because the grant is given by local government which received proceeds of the related land use rights through public auction, it is prevailing practice that the entities receive such grants do not include earned grant in taxable income. The Company believes that the possibility exists for local or higher tax authorities re-evaluate this tax position and reverse current practice. The unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Company did not accrue potential penalties and interest related to the unrecognized tax befit on the basis that tax authorities would unlikely levy penalties and interest. The Company does not expect changes in unrecognized tax benefit as of September 30, 2011 to be material in the next twelve months.

In accordance with PRC tax administration law and regulations, tax authorities generally have up to five years to claw back underpaid tax plus penalties and interests.  In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.  Accordingly, the Company’s PRC subsidiary and VIEs tax years from 2006 to 2010 remains subject to examination by tax authorities.

(3)  Deferred tax

The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of September 30, 2011 and December 31, 2010 are presented below.

	September 30, 2011	December 31, 2010
	(Unaudited)

Deferred tax assets
Operating loss carry forward	$1,469,929	$418,116
Excess of interest expense	774,937	188,576
Excess of advertising expense	60,990	49,229

Offsetting with deferred tax liabilities	(1,534,183)	(570,469)

Net deferred tax assets	$771,673	$85,452

Deferred tax liability
Revenue recognized based on percentage-of-completion	$7,529,690	$5,960,005
Offsetting with deferred tax assets	(1,534,183)	(570,469)

Net deferred tax liabilities	$5,995,507	$5,389,536

Note 11 –	Other Taxes Payable

Other taxes payable consisted of the following:

	September 30,	December 31,
	2011	2010
	(Unaudited)

Business tax and related urban construction tax and education surcharge	$1,292,431	$2,905,065
LAT	2,283,488	31,663

	$3,575,919	$2,936,728

Note 12 –	Financial Institution Loans

Financial institution loans as of September 30, 2011 and December 31, 2010 consisted of the following:

	September 30, 2011	December 31, 2010
	(Unaudited)

Loans from Industrial and Commercial Bank of China, Xingtai Yejin Branch (“ICBC 2010 Loans”)
Due September 8, 2012, at 7.79% per annum	$2,655,503	$2,571,162
Due December 8, 2012, at 7.79% per annum	7,810,303	7,562,237
Due March 8, 2013, at 7.79% per annum	3,436,533	3,327,384
Due March 8, 2013, at 7.79% per annum	4,373,770	4,234,852
	18,276,109	17,695,635

Loans from Industrial and Commercial Bank of China, Xingtai Yejin Branch (“ICBC 2011 Loans”)		-
Due March 3, 2012, at 10.24% per annum	1,562,061	-
Due June 3, 2012, at 9.635% per annum	4,686,182	-
Due September 3, 2012, at 9.635% per annum	2,030,679	-
	8,278,922

Loans from Association of Xingtai Chengjiao Rural Credit Cooperative Union Association (“Credit Union 2009 Loan”)
Due June 25, 2011, at 10.26% per annum	-	1,512,448
	-	1,512,448

Loans from Association of Xingtai Chengjiao Rural Credit Cooperative Union Association (“Credit Union 2011 Loan”)
Due June 18, 2012, at 12.62% per annum	2,343,091	-
		-

Syndicated loans arranged by Xingtai Chengjiao Rural Credit Cooperative Union Association (“Syndicated Loans”)		-
Due December 5, 2012, at 10.58% per annum	10,465,807	-
Due December 6, 2012, at 10.58% per annum	2,030,679	-
	12,496,486	-

	$41,394,608	$19,208,083

The loans’ terms are between two to three years and are all denominated in RMB.

Credit Union 2009 Loan, Credit Union 2011 Loan, and Syndicated Loans are fixed interest loans.  ICBC 2010 Loans and ICBC 2011 Loans are floating rate loans whose rates are set at 10% above 1-to-3 year base borrowing rate stipulated by the People’s Bank of China at the date of each drawdown, and are subject to revision every 12 months.  The Company also paid financing service fees for ICBC 2010 Loans, ICBC 2011 Loans and Syndicated Loans.  The financing service fees were paid prior to financial institution releasing loans to the Company as prepaid interests, and have been included in the determination of respective loans’ effective interest rates.

As of September 30, 2011 and December 31, 2010, the Company’s financial institution loans balances were secured by the Company’s real estate held for development with carrying value of $68,092,735 and $22,595,270, respectively.

Pursuant to covenants of the ICBC 2010 Loans, Xingtai Zhongding is required, among other things, to make no distributions to its equity holders before the loans are fully repaid, and to obtain the lender’s consent for any decrease in registered capital, transfer of material assets or shares of Xingtai Zhongding, and certain other activities which may adversely affect Xingtai Zhongding’s ability to repay the loan.  As of September 30, 2011, Xingtai Zhongding was in compliance with the applicable terms of all of ICBC Loans’ covenants.

Note 13 –	Stockholders’ Equity

On March 1, 2011, the Company completed the first closing of the Offering on sales of 69,000 Units for a total of $1,380,000, each consisting of 4 shares of common stock, a three-year Series A Warrant and a three-year Series B Warrant to purchase 1 share of common stock of the Company at an exercise price of $6.25 per share and $7.50 per share, respectively, subject to possible standard anti-dilutive adjustments. The Company received net proceeds from the issuance of the Units of $498,085 after payment of $881,915 of offering costs, which were charged to additional paid-in capital.

On July 15, 2011, the Company completed the second closing of the Offering.  An aggregate of 100,004 Units were sold in the second closing of the Offering for gross proceeds of $2,000,080.  As a result of the second closing of the Offering, Kirin International Holding, Inc. issued an aggregate of 400,016 shares of its Shares and warrants to acquire an aggregate of 200,008 shares of common stock to the investors in the second closing of the Offering. The Company received net proceeds from the issuance of the Units of $1,553,556 after payment of $446,524 of offering costs, which were charged to additional paid-in capital.

In connection with the initial and the second closing of the Offering, Kirin International Holding, Inc. issued warrants to acquire an aggregate of 54,082 shares of the company’s common stock (the “Agent Warrants”).  The Agent Warrants are exercisable for a period of five years from the original issuance date with an exercise price of $5.00 per share.  The exercise prices of the Agent Warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances.

Note 14 –	Revenue

The Company’s revenue recognized under different methods for the nine months ended September 30, 2011 and 2010 were as follows:

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Percentage-of-Completion method
Kirin County	$21,116,800	$18,781,699
Full accrual method
Wancheng New World	-	927,259

	$21,116,800	$19,708,958

The Company’s revenue recognized under different methods for the three months ended September 30, 2011 and 2010 were as follows:

	Three Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Percentage-of-Completion method
Kirin County	$10,502,842	$9,728,117
Full accrual method
Wancheng New World	-	144,655

	$10,502,842	$9,872,772

Note 15 –	Earnings per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares comprise shares issuable upon the exercise of Series A Warrants, Series B Warrants and Agent Warrants, using the treasury stock method. The reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations is shown as follows:

	Nine Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Net income	$2,375,945	$6,500,883
Basic earnings per share	$0.12	$0.35
Basic weighted average shares outstanding	19,798,131	18,547,297
Diluted earnings per share	$0.12	$0.35
Diluted weighted average shares outstanding	19,799,261	18,547,297

	Three Months Ended September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Net income	$1,283,628	$4,387,084
Basic earnings per share	$0.06	$0.24
Basic weighted average shares outstanding	20,334,796	18,547,297
Diluted earnings per share	$0.06	$0.24
Diluted weighted average shares outstanding	20,338,320	18,547,297

Series A Warrants and Series B Warrants to acquire 138,000 shares of common stock were not included in the computation of diluted EPS because the effect would have been anti-dilutive.  Agent Warrants to acquire 54,082 shares of common stock had a dilutive effect for the nine and three months ended September 30, 2011, and incremental shares of 1,130 shares and 3,524 shares had been included in the calculation of diluted weighted average shares outstanding for the nine and three months ended September 30, 2011, respectively.  These warrants were still outstanding as of September30, 2011.

Note 16 –	Related Party Transactions and Balances

In 2008, a VIE of the Company, Xingtai Zhongding, was entitled to a government grant of $22,981,000.  Cash representing the grant has been transmitted to an escrow account held by Business Investment, a trust equity owner of Xingtai Zhongding, and was available for Xingtai Zhongding’s drawdown in accordance with the construction progress of Kirin County project.  For the nine months ended September 30, 2011 and 2010, the Company was entitled to a drawdown of $4,380,565 and $6,346,595 earned government grant from Business Investment. As at September30, 2011 and December 31, 2010, accumulated earned government grant of $19,941,213 and $16,844,938 was used to repay working capital provided by Jianfeng Guo, the controlling beneficiary owner of the Company (see below), and $2,155,644 and $nil was available for future drawdown.

Jianfeng Guo, through various affiliate companies and individuals, provided working capital to and/or withdrew fund from the Company from time to time. At each quarter and year end, affiliate companies and individuals which have receivable balances from and/or payable balances to the Company on Jianfeng Guo’s behalf, reassigned their balances to Jianfeng Guo pursuant to existing arrangements, as recited by multi-party agreements entered into between Jianfeng Guo, related affiliate companies and individuals, and the Company. As at September 30, 2011, the Company had receivables from related parties of $986,035, representing balances not assigned to Jianfeng Guo.  As at December 31, 2010, the Company had a payable balance to Jianfeng Guo of $3,840,111. These balances were unsecured, interest-free and did not have a specific repayment date.

Note 17 –	Subsequent Events

Management has considered all events occurring through the date of consolidated financial statements have been issued, and has determined that there are no such events that are material to the consolidated financial statements, or all such material events have been fully disclosed.

KIRIN CHINA HOLDING LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	F25

Financial Statements:

Consolidated Balance Sheets	F26

Consolidated Statements of Income and Comprehensive Income	F27

Consolidated Statement of Changes in Stockholders’ Equity	F28

Consolidated Statements of Cash Flows	F29

Notes to Consolidated Financial Statements	F30 – F49

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Kirin China Holding Limited

We have audited the accompanying consolidated balance sheets of Kirin China Holding Limited (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/S/ Bernstein & Pinchuk LLP
New York, New York

April 27, 2011, except for revised disclosures as explained in Note2, which is dated October 4, 2011.

KIRIN CHINA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
ASSETS

Cash and cash equivalents	$6,233,301	$6,807,095
Restricted cash	1,563,027	263,266
Accounts receivable	1,626,592	13,371
Revenue in excess of billings	22,395,290	-
Prepayments	2,161,176	2,489,498
Other receivables	3,324,533	1,066,280
Receivable from a trust equity owner	-	7,488,447
Real estate properties held for sale	-	591,338
Real estate properties and land lots under development	92,419,336	43,132,984
Property and equipment, net	230,475	111,492
Deferred tax assets	85,452	-
Total assets	$130,039,182	$61,963,771

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$1,266,428	$779,125
Income taxes payable	22,152	750,441
Other taxes payable	2,936,728	2,197,327
Due to a stockholder	3,840,111	-
Other payables and accrued liabilities	6,509,337	2,947,344
Customer deposits	22,417,416	14,601,339
Long-term loans	19,208,083	1,462,587
Deferred tax liabilities	5,389,536	535,038
Total liabilities	61,589,791	23,273,201

Commitments and contingencies (Note 18)

Stockholders’ equity
Common stock ($1 par value, 50,000 shares authorized, issued and outstanding as of December 31, 2010 and 2009, respectively)	50,000	50,000
Additional paid-in capital	33,966,850	27,121,045
Subscription receivable	(50,000	(50,000)
Statutory reserve	407,537	264,887
Retained earnings	30,849,088	10,098,134
Accumulated other comprehensive income	3,225,916	1,206,504
Total stockholders’ equity	68,449,391	38,690,570
Total liabilities and stockholders’ Equity	$130,039,182	$61,963,771

See notes to consolidated financial statements

KIRIN CHINA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2010	2009	2008

Revenue from real estate sales, net	$51,344,999	$22,968,587	$11,892,062
Cost of real estate sales	28,125,753	17,349,913	8,595,976
Gross profit	23,219,246	5,618,674	3,296,086

Selling expenses	1,003,302	713,480	352,434
Operating and administrative expenses	1,404,126	797,806	370,293

Income from operations	20,811,818	4,107,388	2,573,359

Other income (expense)
Sale of land use right, net	658,533	-	-
Government grant	9,293,749	7,484,417	-
Interest expense	(895,840)	(399,357)	(308,514)

Total other income (expense)	9,056,442	7,085,060	(308,514)

Income before income taxes	29,868,260	11,192,448	2,264,845

Provision for income taxes	8,974,656	3,040,217	795,900

Net income	20,893,604	8,152,231	1,468,945

Other comprehensive income
Foreign currency translation adjustment	2,019,412	27,052	482,129

Comprehensive income	$22,913,016	$8,179,283	$1,951,074

See notes to consolidated financial statements

KIRIN CHINA HOLDING LIMITED
 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common shares		Additional				Accumulated other	Total
	number of shares	amount	paid-in capital	Subscription receivable	Statutory reserve	Retained earnings	comprehensive income	stockholders’ equity

Balance at January 1, 2008	50,000	$50,000	$5,430,517	$(50,000)	$-	$741,845	$697,323	$6,869,685
Capital contribution to a subsidiary Xingtai Zhongding in form of cash	-	-	1,096,186	-	-	-	-	1,096,186
Capital contribution to Business Service in form of cash, a company then under common control, which is acquired by the Company in 2009	-	-	875,376	-	-	-	-	875,376
Net income	-	-	-	-	-	1,468,945	-	1,468,945
Foreign currency translation adjustment	-	-	-	-	-	-	482,129	482,129
Balance at December 31, 2008	50,000	50,000	7,402,079	(50,000)	-	2,210,790	1,179,452	10,792,321

Capital contribution to a subsidiary Xingtai Zhongding in form of land use rights	-	-	27,381,623	-	-	-	-	27,381,623
Return of capital (Note 17(3))	-	-	(6,787,281)	-	-	-	-	(6,787,281)
Distribution to a shareholder in exchange for equity interests in Business Service, a company established in 2008 under common control (Note 3)	-	-	(875,376)	-	-	-	-	(875,376)
Net income	-	-	-	-	-	8,152,231	-	8,152,231
Transfer to statutory reserve	-	-	-	-	264,887	(264,887)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	27,052	27,052
Balance at December 31, 2009	50,000	50,000	27,121,045	(50,000)	264,887	10,098,134	1,206,504	38,690,570

Contribution of capital (Note 17(3))	-	-	6,845,805	-	-	-	-	6,845,805
Net income	-	-	-	-	-	20,893,604	-	20,893,604
Transfer to statutory reserve	-	-	-	-	142,650	(142,650)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	2,019,412	2,019,412
Balance at December 31, 2010	50,000	$50,000	$33,966,850	$(50,000)	$407,537	$30,849,088	$3,225,916	$68,449,391

See notes to consolidated financial statements

KIRIN CHINA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net Income	$20,893,604	$8,152,231	$1,468,945
Adjustments to reconcile net income to net cash provided by operation activities
Depreciation	54,745	28,049	10,059
Deferred tax assets (liabilities)	4,633,802	(372,369)	590,573
Changes in operating assets and liabilities:
Restricted cash	(1,258,996)	58,472	(315,990)
Accounts receivable	(1,573,045)	(13,364)	-
Revenue in excess of billings	(21,843,730)	43,330	(12,009)
Prepayments	403,013	(2,103,703)	385,799
Other receivables	(2,167,182)	(647,983	(4,740)
Receivable from a trust equity owner	7,553,015	(7,484,417)	-
Real estate properties held for sale	596,437	(591,020	-
Real estate properties and land lots under development	(46,638,292)	5,690,254	2,197,543
Accounts payable	449,395	740,351	(27,909)
Income taxes payable	(735, 305)	733,189	-
Other taxes payable	648,127	2,133,098	(198,033)
Other payables and accrued liabilities	3,376,265	2,631,634	187,935
Customer deposits	7,138,071	9,442,028	(5,080,922)
Net cash provided by (used in) operating activities	(28,470,076)	18,439,780	(798,749)
Cash flows from investing activities:
Purchases of equipment	(167,090)	(80,426	(3,955)
Net cash used in investing activities	(167,090)	(80,426	(3,955)
Cash flows from financing activities:
Distribution to a shareholder in exchange for equity interests in Business Service, a company established in 2008 under common control	-	(878,156)	-
Contribution of capital (Note 17(3))	6,845,805	-	-
Return of capital (Note 17(3))	-	(6,783,630)	-
Proceeds from capital contribution	-	-	1,971,562
Proceeds from long-term loans	17,136,580	1,464,665	-
Repayments of a bank loan	-	(2,781,071)	-
Proceeds from due to a stockholder	3,745,536	-	-
Repayments of due to a stockholder		(2,799,347)	(2,025,207)
Net cash provided by (used in) financing activities	27,727,921	(11,777,539)	(53,645)
Effect of foreign currency fluctuation on cash and cash equivalents	335,451	5,950	24,018
Net increase (decrease) in cash and cash equivalents	(573,794)	6,587,765	(832,331)
Cash and cash equivalents-beginning of year	6,807,095	219,330	1,051,661
Cash and cash equivalents-end of year	$6,233,301	$6,807,095	$219,330
Supplementary cash flow information:
Cash paid for interest expense	$773,947	$339,357	$308,514
Cash paid for income tax	$793,657	$472,222	$198,033
Land use rights as capital contributions from an owner	$-	$27,381,623	$-

See notes to consolidated financial statements

KIRIN CHINA HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

(1)  Background

Kirin China Holding Limited (the “Company”, or “Kirin China”) was formed under the laws of the British Virgin Islands on July 6, 2010.  Ms. Iwamatsu Reien, a Japanese citizen, holds 100% of the shares of Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited, each of which were incorporated in the British Virgin Islands (each a “BVI Company” and collectively the “BVI Companies”) and which respectively own 82%, 9% and 9% of the shares of the Company.

Kirin China owns all of the share capital of Kirin Huaxia Development Limited (“Kirin Development”), a Hong Kong company established on July 27, 2010, which owns all of the share capital of Shijiazhuang Kirin Management Consulting Co., Ltd. (“Kirin Management”), a wholly foreign owned enterprise located in Shijiazhuang City, Hebei Province, the People’s Republic of China (the “PRC” or “China”).

Hebei Zhongding Real Estate Development Corporation (“Hebei Zhongding”) was incorporated in the name of Xingtai Zhongchao Real Estate Company Limited as a limited liability company under the laws of the PRC on April 7, 2004, and was transformed into a limited liability corporation, changing its name to Hebei Zhongding Real Estate Development Corporation Limited on July 16, 2007. Hebei Zhongding authorized and issued 45,000,000 shares at Renminbi (RMB) 1 ($0.1207) per share. Share capital of approximately $5,430,517 was fully paid by Mr. Guo Jianhe (3%., a sibling of Mr. Guo Jianfeng), Mr. Guo Jianfei (5%, a sibling of Mr. Guo Jianfeng), Mr. Zhao Li (5%), Ms. Li Liying (2%) and Ms. Bi Liping (85%, spouse of Mr. Guo Jianfeng).  Mr. Guo Jianhe, Mr. Guo Jianfei, Mr. Zhao Li, Ms. Li Liying and Ms. Bi Liping are collectively referred to as “Hebei Zhongding Trustees”.

Xingtai Zhongding Jiye Real Estate Development Co., Ltd. (“Xingtai Zhongding”) was established by Xingtai Business Investment Co., Ltd. (“Business Investment”) for a fully paid registered capital of $1,096,187 on August 7, 2008. On March 5, 2009, Xingtai Zhongding increased its registered and paid-in capital to $11,701,936 by equity owner’s contributions in forms of land use rights.  Business Investment is wholly owned by Huaxia Kirin (Beijing) Technology Development Co., Ltd., which is subsequently owned by Mr. Guo Jianfeng (8%) and Ms. Bi Liping (spouse of Mr. Guo Jianfeng, 92%).  On December 31, 2009, Xingtai Business Investment Company Limited transferred its ownership in Xingtai Zhongding to Mr. Guo Jianfeng (51%), Mr. Liu Haifeng (41%) and Mr. Xie Yuelai (8%).  On June 9, 2010, Mr. Liu Haifeng transferred his shareholding in Xingtai Zhongding to Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. and Mr. Xie Yuelai are collectively referred to as “Xingtai Zhongding Trustees”.

Pursuant to trust agreements entered into between Mr. Guo Jianfeng and each of Hebei Zhongding Trustees and Xingtai Zhongding Trustees, Mr. Guo Jianfeng is deemed to be the beneficiary owner of all the shares of Hebei Zhongding and Xingtai Zhongding.

On September 3, 2007, Hebei Zhongding established a subsidiary Xingtai Zhongding Construction Project Management Co., Ltd. with 80% direct ownership, and Mr. Guo Jianhe, a sibling of Mr. Guo Jianfeng, owns 20% shares.  Pursuant to a trust agreement entered into between Mr. Guo Jianhe and Xingtai Zhongding, Xingtai Zhongding is deemed to be the owner of all the shares of Xingtai Zhongding Construction Project Management Co., Ltd.

On July 1, 2009, Xingtai Zhongding acquired Xingtai Zhongding Business Service Co., Ltd. (“Business Service”), a company indirectly wholly-owned and controlled by Mr. Guo Jianfeng (Note 3).

On December 24, 2009, Xingtai Zhongding established a wholly-owned subsidiary Huaxia Kirin (Beijing) Property Management Co., Ltd.

On January 19, 2010, Xingtai Zhongding established Huaxia Kirin (Beijing) Garden Project Co., Ltd. in Beijing, China, as 100% equity owner.

On December 6, 2010, Business Service formed Xingtai Hetai Real Estate Development Co., Ltd. (“Xingtai Hetai”) in Xingtai, Hebei Province, China, as 100% equity owner.

On November 22, 2010, Ms. Iwamatsu Reien entered into Call Option Agreements (collectively, the “Call Option Agreements”) with each of Messrs. Guo Jianfeng, Hu Longlin and Ms. Mu Xiangju (collectively, the “Purchasers”) pursuant to which Mr. Guo Jianfeng is entitled to purchase up to 100% shares of Prolific Lion Limited, Mr. Hu Honglin is entitled to purchase up to 100% shares of Valiant Power Limited and Ms. Mu Xiangju is entitled to purchase up to 100% of the shares of Solid Wise Limited, each at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions. Specifically, (i) if Hebei Zhongding and Xingtai Zhongding (collectively, the “Operating Companies”), and their respective subsidiaries achieved net income of $1 million as calculated and audited in accordance with U.S. GAAP for the fiscal year ended December 31, 2009, each Purchaser will be entitled to purchase 40% of the outstanding shares of the applicable BVI Company; (ii) if the Operating Companies and their respective subsidiaries achieve net income of $2 million as calculated in accordance with U.S. GAAP for the fiscal year ended December 31, 2010, each purchaser will be entitled to purchase 30% of the outstanding shares of the applicable BVI Company; (iii) if the Operating Companies and their respective subsidiaries achieve net income of $3 million in accordance with U.S. GAAP for the fiscal year ended December 31, 2011, each Purchaser will be entitled to purchase up to 30% of the remaining outstanding shares of the applicable BVI Company. In addition, the Operating Companies and their respective subsidiaries achieves net income of $3 million in fiscal year 2010, each Purchaser shall have the right to purchase all shares of the applicable BVI Company at consideration of $1.00 and the third condition shall be deemed as having been met. As of April 27, 2011, none of the Purchasers has exercised their options under the Call Option Agreements.

Pursuant to Call Option Agreement between Ms. Iwamatsu Reien and Mr. Guo Jianfeng, Mr. Guo Jianfeng has been irrevocably granted the exclusive voting rights with respect to the shares of Prolific Lion Limited held by Ms. Iwamatsu Reien.  Accordingly, Mr. Guo Jianfeng may be deemed to beneficially own the Company’s common stock owned by Prolific Lion Limited.  Furthermore, Mr. Guo Jianfeng is empowered to appoint directors of Kirin China through Resolution of Shareholders, who manage the business and affairs of the Company, pursuant to the Memorandum and Articles of Association of Kirin China, and thereby effectively controls Kirin China, which subsequently controls Kirin Management through its ownership of Kirin Development.

(2)  Variable interest entities

To satisfy PRC laws and regulations, Kirin International Holding, Inc. (the “Company”) conducts certain business in the PRC through the variable interest entities (“VIEs”). In December 2010,  a series of contractual arrangements (the “VIE Agreements”)   were entered between Shijiazhuang Kirin Management Consulting Co., Ltd. (“Kirin Management”) and each of Hebei Zhongding Real Estate Development Co., Ltd. (“Hebei Zhongding”) and Xingtai Zhongding Jiye Real Estate Development Co., Ltd. (“Xingtai Zhongding”, collectively with “Hebei Zhongding” referred to the “Operating Companies”) and their respective shareholders. As a result of the VIE agreements, Kirin Management has the power to direct the VIE's activities that most significantly impact the VIE's economic performance and the obligation to absorb the VIE's losses that could potentially be significant to the VIE’s and the right to receive benefits from the VIE’s that could potentially be significant to the VIE’s.  Therefore Kiring Management is deemed to have a controlling financial interest in the VIE’s, is considered the primary beneficiary of and consolidates with the VIE’s.

The VIE Agreements are summarized below:

Entrusted Management Agreement. Pursuant to the Entrusted Management Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies and their shareholders agreed to entrust the business operations of the Operating Companies and its management to Kirin Management until Kirin Management acquires all of the assets or equity of the Operating Companies. Kirin Management has the full and exclusive right to manage and control all cash flow and assets of the Operating Companies and to control and administrate the financial affairs and daily operation of the Operating Companies. In exchange, Kirin Management is entitled to the Operating Companies’ earnings before tax as a management fee which depends on the before-tax profit of the Operating Companies and does not have a minimum requirement. No management fee has been paid to date. Kirin Management is also obligated to pay all of the Operating Companies’ debts to the extent the Operating Companies are unable to pay such debts. Specifically, if the Operating Companies do not have sufficient cash to repay their debts when they become due and are unable to obtain any extension of, or borrow new loans to repay, such debts, Kirin Management will be responsible for paying those debts on behalf of the Operating Companies to the extent that the Operating Companies are unable to pay such debts. Likewise, if the Operating Companies’ net assets are lower than their registered capital, Kirin Management will be responsible for funding the deficit. The Entrusted Management Agreement does not specify how Kirin Management and the Operating Companies will determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. There is no existing written or oral arrangement or agreement regarding any aspect of the calculation or payment of the debts of the Operating Companies except the Entrusted Management Agreement. Due to the lack of binding guidance as to such matters, there may be ambiguity in the future regarding Kirin Management’s responsibility to pay the debt obligations of the Operating Companies. To date, Kirin Management has not paid any of the Operating Companies’ respective debts.

Shareholders’ Voting Proxy Agreement. Pursuant to the Shareholders’ Voting Proxy Agreement between Kirin Management and the shareholders of the Operating Companies, the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of Kirin Management as their proxy to vote on all matters that require the approval of the Operating Companies shareholders. Mr. Guo is the sole member of the board of directors of Kirin Management.

Exclusive Option Agreement.  Under the Exclusive Option Agreement between Kirin Management, the Operating Companies and the shareholders of the Operating Companies, the Operating Companies’ shareholders granted to Kirin Management an irrevocable exclusive purchase option to purchase all or part of the shares or assets of the Operating Companies to the extent that such purchase does not violate any PRC law or regulations then in effect. If Kirin Management exercises its option, Kirin Management and the Operating Companies’ shareholders shall enter into further agreements regarding the exercise of the option, including the exercise price, which such additional agreements shall take into consideration factors such as the then applicable PRC laws and the then appraisal value of the Operating Companies. The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion. Since Kirin Management controls and receives the economic benefits of the Operating Companies through the VIE Arrangements, exercising the option at this point will not result in any immediate additional benefit to the Company. Kirin Management will exercise the option when the Company believes that exercising the option would be more beneficial to it. The Exclusive Option Agreement was set up in this manner as currently foreign invested real estate enterprises are strictly controlled and heavily regulated by the PRC authorities. The Company thinks it will be subject to complex procedural requirements if it attempts to obtain approval for the acquisition of share equity or assets of the Operating Companies under the current PRC regulations.

These agreements are governed by the PRC laws and regulations. PRC laws and regulations concerning the validity of the VIE Agreements are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Further, these VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration proceedings pursuant to PRC laws. If Hebei Zhongding or Xingtai Zhongding or their respective stockholders fail to perform their obligations under the VIE Agreements, the Company may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that the Company may be unable to obtain these remedies. Therefore the VIE Agreements may not be as effective in providing control over Hebei Zhongding and Xingtai Zhongding as direct ownership. Because the Company relies on Hebei Zhongding and Xingtai Zhongding for revenue, any termination of or disruption to these VIE Agreements could detrimentally affect the business of the Company.

The Company’s revenues are earned by Kirin Management. However, PRC regulations restrict the ability of the PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividend by the PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Kirin Management is also required under PRC laws and regulations to allocate at least 10% of the annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of its registered capital. Kirin Management cannot distribute the profits or pay dividends out of China before it sets aside such statutory fund unless the amounts in such fund reaches 50% of its registered capital. Kirin Management has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of Kirin Management, these reserves are not distributable as cash dividends. These statutory reserves may only be applied to the development of Kirin Management; consequently funds distributable up the corporate structure made available by Kirin Management may be limited. Kirin Management have the discretion to allocate a portion of their after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Since the statutory reserves and the staff welfare and bonus funds cannot be distributed to the shareholder except in the event of liquidation, allocation of the statutory reserves and the staff welfare and bonus funds will limit the funds available to Kirin Management that are distributable up the corporate chain.

In addition, the PRC Income Tax Law also imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Summary information regarding consolidated VIEs is as follows:

	December 31,
	2010	2009
ASSETS

Cash and cash equivalents	$6,233,301	$6,807,095
Restricted cash	1,563,027	263,266
Accounts receivable	1,626,592	13,371
Revenue in excess of billings	22,395,290	-
Prepayments	2,161,176	2,489,498
Other receivables	3,324,533	1,066,280
Receivable from a trust equity owner	-	7,488,447
Real estate properties held for sale	-	591,338
Real estate properties and land lots under development	92,419,336	43,132,984
Property and equipment, net	230,475	111,492
Deferred tax assets	85,452	-
Total assets	$130,039,182	$61,963,771

LIABILITIES

Accounts payable	$1,266,428	$779,125
Income taxes payable	22,152	750,441
Other taxes payable	2,936,728	2,197,327
Due to a stockholder	3,840,111	-
Other payables and accrued liabilities	6,509,337	2,947,344
Customer deposits	22,417,416	14,601,339
Long-term loans	19,208,083	1,462,587
Deferred tax liabilities	5,389,536	535,038
Total liabilities	$61,589,791	$23,273,201

All of the assets of the consolidated VIE’s can be used only to settle obligations of the VIE’s and none of the liabilities of the consolidated VIE’s are recourse to the general credit of the Company.

For the year ended December 31, 2010, the financial performance of VIEs reported in the consolidated statements of income and comprehensive income includes sales of approximately US$51,345,000, cost of sales of approximately US$28,126,000, operating expenses of approximately US$2,407,000 and net income of approximately US$20,894,000.

For the year ended December 31, 2009, the financial performance of VIEs reported in the consolidated statements of income and comprehensive income includes sales of approximately US$22,969,000, cost of sales of approximately US$17,350,000, operating expenses of approximately US$1,511,000 and net income of approximately US$8,152,000.

(3)  Nature of operations

Mr. Guo Jianfeng owns and controls the Company and its subsidiaries and VIEs from their respective inception dates.  The Company is engaged in the development and sale of residential and commercial real estate properties, and development of land lots in Xingtai city, Hebei province, China.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The consolidated balance sheets as of December 31, 2010 and 2009, and the consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the years in three-year period ended December 31, 2010 include those of Kirin China and its subsidiaries and VIEs. All material intercompany transactions and balances have been eliminated.

The functional currency of Kirin China and Kirin Development is United States Dollars (“USD”).  The functional currency of the Company’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).  The consolidated financial statements have been translated and presented in USD.

The consolidated balance sheets are presented unclassified because the time required to complete real estate projects and the Company’s working capital considerations usually stretch for more than one-year period.

Reclassification
The comparative figures have been reclassified to conform to current year presentation.

Revised Disclosures
Subsequent to the original issuance date, April 27, 2011, the following revised disclosures have been made,
Note 1 (2)- Variable interest entities, to add additional disclosure.
Note 5- revenue in excess of billings, to enhance disclosure and state specifically what is included in line item “revenue in excess of billings.”
Note 12- income taxes, to disclose why LAT is reflected in the reconciliation between statutory rate and the effective tax rate.
Note 17-related party transactions and balances, to disclose the gross value of all related party transactions.
Note 18-contingent liabilities, to disclose guarantee to the banks for the loan.
Note 20-subsequent events, to revise the disclosure.

Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include percentage-of-completion of properties under construction and related revenue and costs recognized, allowance for doubtful accounts, and the assessment of impairment of long-lived assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Fair Value of Financial Instruments
The Company applies the provisions of ASC Subtopic 820-10, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements.  ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

▪	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company did not have any nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2009.

Reporting Currency and Foreign Currency Translation
The assets and liabilities of the Company’s subsidiaries and VIEs in China are translated at the exchange rate on the balance sheet dates, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rates for the years. The resulting translation adjustments are reported under accumulated other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220, Comprehensive Income.

Since July 2005, the RMB is no longer pegged to the USD. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the USD in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. PRC exchange control regulations may also restrict the Company’s ability to convert RMB into foreign currencies.

Revenue Recognition
Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales.

Revenue from the sales of completed properties and properties where the construction period is twelve months or less is recognized by the full accrual method when (a) sale is consummated; (b) the buyer’s initial and continuing involvements are adequate to demonstrate a commitment to pay for the property; (c) the receivable is not subject to future subordination; (d) the company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  A sale is not considered consummated until (a) the parties are bound by the terms of a contract or agreement, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed. Fair value of buyer’s payments to be received in future periods pursuant to sales contract is classified under accounts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

The Company adopts the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date.

Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met: (a) construction is beyond a preliminary stage; (b) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; (c) sufficient units have already been sold to assure that the entire property will not revert to rental property; (d) sales prices are collectible and (e) aggregate sales proceeds and costs can be reasonably estimated.  If any of these criteria are not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts.  The Company uses cost-to-cost method to measure the ratio of completion.  Qualified construction quality supervision firms are engaged by the Company, as required by relevant laws and regulations in the PRC, to determine pieces of construction completed by contractors can meet predetermined quality and safety standards, and are eligible to be counted towards costs. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified under customer deposits.  Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.

Except for the down payment, rest of contract price can be settled by several installments or financed by mortgage.  The Company requires customers to pay non-refundable cash down payment equivalent to no less than 20% of the contract price upon the execution of sale or pre-sale contracts prior to recognizing revenue under either full-accrual method or percentage-of-completion method.  The cash down payment collected from customers subordinates to no claims.  If buyer’s purchase is financed by mortgage the Company does not recognize revenue until application for mortgage loan has been filed and the Company reasonably believes the mortgage can be approved.  The Company provides guarantees for mortgage loans from financial institutions to customers.  Such guarantees expire when customers have obtained House Ownership Certificate of their purchased properties and the mortgage has been registered in favor of the financial institutions. Because guarantees of mortgage do not cover any portion of non-refundable cash down payment received by the Company from customers, the Company does not consider guarantees when determining recognizing revenues under either full-accrual method or percentage-of-completion method.

Real Estate Capitalization and Cost Allocation
Properties under development or held for sale consist of residential and commercial units under construction and units completed.  Properties under development or held for sale are stated at cost or estimated net realizable value, whichever is lower. Costs include costs of land use rights, direct development costs, interest on indebtedness, construction overhead and indirect project costs. The Company acquires land use rights with lease terms ranging from 40 to 70 years through government-organized auctions, private sale transactions or capital contribution from shareholders.  Land use rights are divided and transferred to customers after the Company delivers properties.  The Company capitalizes payments for obtaining the land use rights allocates to specific units within a project based on units’ gross floor area.  Costs of land use rights for the purpose of property development are not amortized.  Other costs are allocated to units within a project based on the ratio of the sales value of units to the estimated total sales value.

Government Grant
Government grant relating to real estate projects developed by the Company are recognized at fair value as other income when the Company have complied with the conditions attached to the grant and the grant’s collection is reasonably assured.

During the year ended December 31, 2008, Xingtai Zhongding was entitled to a government grant of approximately $22,981,000 relating to Kirin County project to subsidize modernization of the neighborhood where the real estate project situated, and control of property price volatility.  The Company believes the government’s demands associated with the grant are gradually fulfilled as the construction and pre-sale of Kirin County make progress, and accordingly recognizes grant income at the percentage of construction completed during the year of the total grant amount.  For the years ended December 31, 2010, 2009 and 2008, the Company recognized $9,293,749, $7,484,417 and nil grant income. The local government has arranged a lump sum payment of the grant to Business Investment, a trust equity owner on behalf of Mr. Guo Jianfeng, prior to the grant’s conditions being met out of financial consideration because it lacked managing staff and concerned that the funds would be re-assigned or invalidated without an immediate recipient.  Pursuant to the arrangement, Business Investment provides this grant money to Xingtai Zhongding in proportion to the percentage of the project completed as a measure to ensure that the project satisfies the grant’s guidelines.  The grant does not have refund conditions and the Company believes government will not revoke the grant or claw back cash remitted to the escrow account unless the construction and sale of Kirin County project is cancelled by the Company.  As at December 31, 2010, the Company didn’t receive any request from government demanding revocation and refund partial or all of the grant previously given, and the Company expects no development relating to the Kirin County project will cause government to request the grant’s refund in next twelve months.

Capitalization of Interest
In accordance with ASC 360, Property, Plant and Equipment, interest incurred during construction is capitalized to properties under construction.  No interest was capitalized for the years ended December 31, 2010, 2009 or 2008.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains majority of its bank accounts in the PRC. All PRC bank balances are denominated in RMB. Cash includes cash on hand and demand deposits in accounts maintained with state-owned and commercial financial institutions within the PRC.  China does not have a deposit insurance system; however, the credit risk on bank balances are limited because the Company conducts transactions and deposits balances with several state-owned banks with high credit ratings assigned by international credit rating agencies.

Restricted Cash
There are two important timings for mortgage business of PRC banks: (1) Execution of mortgage agreement: PRC banks grant mortgage loans to home purchasers and will credit the full amount to the Company account once the bank and the purchaser enter into mortgage agreement, which generally will be before the completion of the construction of projects.  (2) Issuance of House Ownership Certificate to the purchasers. At the time of execution of mortgage agreement, there are no House Ownership Certificate therefore the purchaser has no legal right to the house and therefore they cannot mortgage the house to banks. Banks will ask the developer to provide guarantee to the loan instead. When the House Ownership Certificates are issued, banks will release the guarantee ability of the developer and mortgage the house in question.  If the condominiums are not completed and the new homebuyers have no House Ownership Certificate, to secure the loan, as a common practice in China, the banks will release only 95% loan to the Company and will require that the Company open a separate account with the bank and deposit and freeze the remaining 5% of the mortgage amount to further secure the bank’s interests before the mortgage of the house with House Ownership Certificate. Because bank requires the freeze of the 5% deposit, the amount therein shall be classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company’s normal bank account. The bank will release the restricted cash after homebuyers have obtained the House Ownership Certificate and mortgage the house to bank. Total restricted cash amounted to $1,563,027 and $263,266 as of December 31, 2010 and 2009, respectively. These deposits are not covered by insurance. The Company has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Property, Plant and Equipment, Net
Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Lives
Fixtures, furniture and office equipment	5 years

Impairment of Long-lived Assets
The Company reviews its long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the years ended December 31, 2010, 2009 or 2008.

Income Taxes
The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Subsidiaries and VIEs of the Company located in China are governed by the Income Tax Law of the People’s Republic of China concerning the private-run enterprises, which are generally subject to tax at a new statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments.

According to the Income Tax Laws of the PRC for real estate developers, income tax of the Company is calculated by project. When all units of a project are sold, tax authorities will assess the tax due on the project, and issue a tax due notification to the Company. The Company has to pay the tax by the due date on the notification. If the Company does not pay the tax by the due date, the tax authorities will charge the Company interest. The Company includes any interest and penalties in general and administrative expenses.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and it prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the PRC government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current PRC government officials.

Land Appreciation Tax (“LAT”)
In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowings costs and all property development expenditures.  LAT is prepaid at 1% to 2% of the pre-sales proceeds each year as required by the local tax authorities, and is settled generally after the construction of the real estate project is completed and majority of the units are sold.  The Company provides LAT as expensed when the related revenue is recognized based on estimate of the full amount of applicable LAT for the real estate projects in accordance with the requirements set forth in the relevant PRC laws and regulations.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s only components of comprehensive income during the years ended December 31, 2010 and 2009 were net income and the foreign currency translation adjustment.

Advertising Expenses
Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with ASC 720-35, Advertising Costs. For the years ended December 31, 2010, 2009 and 2008, the Company recorded an advertising expense of $384,978, $343,260 and $42,538, respectively.

Property Warranty
The Company provides customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two to five years, depending on different property components the warranty covers.

The Company constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company monitors the warranty reserve and make adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Company may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Company withholds up to 5% of the contract total payment from contractors for periods of two to five years. These amounts are included in liabilities, and are only paid to the extent that there have been no warranty claims against the Company relating to the work performed or materials supplied by the contractors.  As at December 31, 2010 and 2009, the Company retained $169,500 and $129,500 contract payment to contractors, and the Company didn’t experience any incidences where the withheld amounts were less than the amounts the Company had to pay for the defects of properties.  The Company didn’t provide any warranty reserve.  For the year ended December 31, 2010, the Company incurred $18,690 incidental costs in addition to the amount retained from contractors. For the years ended December 31, 2009 and 2008, the Company incurred nil incidental costs in addition to the amount retained from contractors.

Impairment Losses
Completed lots are reported in the balance sheet at the lower of their carrying amount or fair value less costs to sell. Land to be developed or under development is assessed for impairment when management believes that events or changes in circumstances indicate that its carrying amount may not be recoverable. Based on this assessment, property that is considered impaired is written down to its fair value. Impairment losses are recognized through a charge to expense. No impairment of completed lots or land was recognized for the years ended December 31, 2010, 2009 or 2008.

Distribution of Earnings and Reserve Funds
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries established in China.  The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and VIEs, and PRC legal restrictions permit payments of dividends out of PRC subsidiaries’ statutory accumulated after-tax profits.

In accordance with the PRC Company Law, the subsidiaries and VIEs of the Company established in China are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the subsidiaries and VIEs. Subject to certain restrictions set out in the PRC Company Law, the statutory reserves may be distributed to stockholders or owners in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.  These reserves are not distributable as cash dividends.

Recently Issued Accounting Pronouncements
In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have any material impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855, Subsequent Events, whose effective date is for interim or annual reporting periods ending after June 15, 2010. As a result, ASU No. 2010-09 excludes SEC reporting entities from the requirement to disclose the date on which subsequent events have been evaluated; In addition, it modifies the requirement to disclose the date on which subsequent events have been evaluated in reissued financial statements to apply only to such statements that have been restated to correct an error or to apply U.S. GAAP retrospectively.

In May 2010, the FASB issued ASU 2010-19, Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates.  The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the Company.

In December 2010, FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other (ASC Topic 350). Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. As we do not have any significant intangible assets, we believe that the impact of adopting this update will not be material on our consolidated results of operations and financial position.

In December 2010, FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (ASC Topic 805). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is permitted. As we did not enter into any business combinations in fiscal year 2010, we believe that the adoption this update will not have any material impact on our financial statement disclosures. However, if we enter into material business combinations in the future, the adoption of this update may have significant impact on our financial statement disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Note 3 – Acquisition of a Subsidiary

Business Service was established as a limited liability corporation on July 29, 2008 in the name of Xingtai Zhongding Business Service Corporation Limited with authorized 6,000,000 shares at RMB1 per share. Share capital was fully paid up by Mr. Guo Jianfeng and other 10 individuals (“Other Initial Sponsors”).  Business Service subsequently transformed into a limited liability company, and changed to its current name. Pursuant to trust agreement between Mr. Guo Jianfeng and Other Initial Sponsors, Mr. Guo Jianfeng is deemed to be the sole beneficiary owner of all the shares of Business Service.

On July 1, 2009, Xingtai Zhongding acquired 100% of the equity interests of Business Service, from its predecessor equity holders for a purchase price of RMB 6,000,000 (approximately $876,000).  The acquisition is a business combination under common control, therefore the Company accounted for this acquisition using the as if pooling-of-interest method.  The acquired business and net assets were recorded at book value as if the business and the net assets have been owned by the Company from the earliest comparative period presented, the operations are combined from the earliest date.

Note 4 – Accounts Receivable

	December 31,
	2010	2009

Receivable from sales of condominium units	$567,879	$13,371
Receivable from sales of land use rights	1,058,713	-

	$1,626,592	$13,371

Accounts receivable consists of balances due from customers for the sales of land use rights and completed condominium units in accordance with full accrual method. After customers made sufficient down payment, the Company recognizes related revenue. These receivable balances are unsecured, bear no interest and are due within 365 days from the date of the sales in accordance with sales contract.  The Company withholds title documents of properties and land use rights until all contract amounts are fully received from customers.

Note 5 – Revenue in Excess of Billings

Revenue in excess of billings represents the amount revenue recognized for certain residential and commercial units in Kirin County project in accordance with percentage-of-completion method over the cumulative payments received from respective customers.  As at December 31, 2010, revenue in excess of billings was mainly derived from Kirin County project’s sale of near-completed commercial and residential units, for which customers paid relevant lower percentages of full contract value as down payments.

Pursuant to sales contracts, customers are required to pay 20% to 50% of full contract amount as down payments, and settle remaining balances before the Company completes construction and delivers the properties to customers.  The Company estimates majority of revenue in excess of billings balance will be collected within next six months, and all balances will be collected within next 12 months.  The Company believes revenue in excess of billings is collectible considering that sufficient down payments made by customers demonstrated their commitment to pay for the property.

As at December 31, 2010, the first and second largest customers accounted for 13% and 10% of the Company’s total revenue in excess of billings.  The largest five customers accounted for 34% of the Company’s total revenue in excess of billings.

Note 6 – Prepayments

Prepayments consisted of the following:

	December 31,
	2010	2009

Advances to suppliers and service providers	$587,685	$1,675,177
Financing service fees charged as prepaid interest	1,109,642	-
Excessive business tax and related urban construction tax, education surcharge, and LAT liabilities	463,849	814,321

	$2,161,176	$2,489,498

Pursuant to financing service contracts entered into between the Company, Industrial and Commercial Bank of China, Xingtai Branch and Association of Xingtai City Urban-Rural Credit Unions, the Company paid $725,975 and $499,108 service fees in December 2010 and June 2010, respectively, relating to the origination of the two-year loan of $12,099,580 and three-year loans of $17,695,636 from Industrial and Commercial Bank of China, Xingtai Branch and a syndicate of credit unions led by Association of Xingtai City Urban-Rural Credit Unions, respectively, released to the Company in January 2011 and May 2010, respectively.  The financing service fees are regarded as prepaid loan interest and amortized over the respective terms of the loans.

Business tax and related urban construction tax and education surcharge, and LAT are payable each year at 5% and 1% - 2% of customer deposits received.  The Company recognizes Sales-related business tax, urban construction tax, education surcharge and LAT in the income statement to the extent that they proportionate to the revenue recognized each year.  Any excessive amounts of business tax and related urban construction tax and education surcharge, and LAT liabilities recognized at year end pursuant to tax laws and regulations over amounts recognized in income statement are capitalized in prepayments and will be expensed in subsequent periods.

Note 7 – Other Receivables

The components of other receivables were as follows:

	December 31,
	2010	2009

Working capital borrowings by contractors	$1,503,503	$-
Working capital borrowings by Kong Village Relocation Program	1,512,447	585,035
Others	308,583	481,245

	$3,324,533	$1,066,280

Working capital borrowings by contractors and Kong Village Relocation Program are unsecured, bear no interest and become payable before the completion of related construction and program. There was no allowance for doubtful accounts at December 31, 2010 and 2009.

Note 8 – Properties Available for Sale, and Properties and Land Lots under Development

The components properties available for sale, and properties and land lots under development were as follows:

	December 31,
	2010	2009

Properties available for sale
Wancheng New World Commercial Center	$-	$591,338

Properties under development
Kirin County
Costs of land use rights	9,810,506	8,994,690
Other development costs	9,035,334	7,472,974
No. 79 Courtyard
Costs of land use rights	48,882,301	21,590,710
Other development costs	11,966,399	46,248
Rose Gold Kiosk
Costs of land use rights	-	1,220,202
Land lots under development
Kirin Bay	12,724,796	3,808,160

	$92,419,336	$43,132,984

As of December 31, 2010 and 2009, prepayments for obtaining land use rights without receiving land use right certificates were nil and $21,590,710, respectively.

In 2010, the Company terminated the development of Rose Gold Kiosk project and sold the related land use right to a third party.  As of December 31, 2010 and 2009, the Company did not have land use rights not assigned to a real estate development project.

Pursuant to incentive policies issued by Xingtai local government encouraging modernization of villages situated in urban vicinity, the Company participated in Kong Village Relocation Program in which the Company constructs a real property and transfers to local government at no costs, and reimburses costs incurred by local government compensating villagers and zoning and developing vacated land lots.  In exchange for the financing, the Company will be invited to bid for vacated land parcels for residential and commercial use at public auction at market price, and majority of the proceeds received by local government will be refunded to the Company.  The Company capitalizes all expenditures attributable to Kong Village Relocation Program under land lots under development.  Land use rights will be auctioned in 2011.  The Company expects to secure land use rights through the auditions and will use acquired land use rights for the development of Kirin Bay project.

Part of Company’s real estate held for development and land lots under development were pledged as collateral for a long-term loan (Note 14).

Note 9 – Property and Equipment, Net

Property and equipment consist of fixtures, furniture and office equipment. At December 31, 2010 and 2009, the cost was $334,341 and $157,657, respectively; and accumulated depreciation was $103,866 and $46,165, respectively.

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $54,745, $28,049 and $10,059, respectively, and were included in general and administrative expenses in the consolidated statements of income and comprehensive income.

Note 10 – Other Payables and Accrued Liabilities

The components of other payables and accrued liabilities were as follows:

	December 31,
	2010	2009

Unrecognized tax benefit (Note 12(2))	$4,318,008	$1,872,111
Utility deposits from customers	913,196	520,623
Contract and bidding deposits	906,561	528,543
Others	371,572	26,067

	$6,509,337	$2,947,344

Note 11 – Customer Deposits

Customer deposits consist of amounts received from customers relating to the sale of residential and commercial units. In the PRC, customers generally obtain financing for the purchase of their residential unit prior to the completion of the project. The lending institutions will provide the funds to the Company upon the completion of the financing rather than the completion of the project. The Company receives these funds and recognizes them as a current liability until the revenue can be recognized. As of December 31, 2010 and 2009, the Company received $22,417,416 and $14,601,339 deposits from customers, respectively.

Note 12 – Income Taxes

(1)  Corporate income tax

Kirin China is incorporated in the British Virgin Islands.  Under the current laws of the British Virgin Islands, Kirin China is not subject to tax on income or capital gains.  In addition, no British Virgin Islands withholding tax is imposed upon payments of dividends by Kirin China.

Kirin Development is incorporated in Hong Kong.  Kirin Development did not earn any income that was derived in Hong Kong for the period from its date of incorporation to December 31, 2010 and therefore was not subject to Hong Kong Profits Tax. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

The Company’s subsidiaries and VIEs in China are subject to PRC Enterprise Income Tax (EIT) on taxable income. According to PRC tax laws and regulations, China subsidiaries and VIEs are subject to EIT with the tax rate 25% since January 1, 2008, except that deemed profit method is applied to Xingtai Zhongding Construction Project Management Co., Ltd., which local tax authorities levy income tax based on deemed profit of 8% of revenue. A withholding income tax rate of 5% is applied if Kirin Management, the wholly-owned foreign enterprise, distributes dividends to its immediate holding company, Kirin Development, which is registered in Hong Kong.

Income tax expenses for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,
	2010	2009	2008

Current
EIT expense	$47,235	$734,214	$-
Unrecognized tax uncertainty benefit	2,323,422	1,871,099	-
LAT expense	1,970,197	807,273	205,327
Deferred tax (benefit) expense	4,633,802	(372,369)	590,573

	$8,974,656	$3,040,217	$795,900

A reconciliation between approximate taxes computed at the PRC statutory rate of 25% and the Company’s effective tax rate is as follows:

	Years Ended December 31,
	2010	2009	2008

EIT at statutory rate of 25%	$7,467,065	$2,798,112	$566,211
LAT expense	1,970,197	807,273	205,327
EIT benefit of LAT	(492,550)	(201,816)	(51,331)
Tax effect of deemed profit method of a subsidiary	-	(262,936)	-
Tax effect of non-deductible expenses	29,944	52,560	84,856
Tax effect of non-taxable income	-	(152,976)	(9,163)

	$8,974,656	$3,040,217	$795,900

(2)  Liability for unrecognized tax benefit

A reconciliation of the beginning and ending amount of liability associated with unrecognized tax benefit is as follows:

	Years Ended December 31,
	2010	2009

Unrecognized tax benefit, as of January 1	$1,872,111	$-
Increase due to government grant earned	2,323,422	1,871,099
Movement in current year due to foreign exchange rate fluctuation	122,475	1,012

Unrecognized tax benefit, as of December 31	$4,318,008	$1,872,111

The liability for unrecognized tax benefit related to the government grant earned by the Company for the development of Kirin County project.   The Company did not include earned grant in taxable income because we expected local government would provide assistance to us to obtain approvals permitting exclusion of the grant from taxable income.   As of June 3, 2011, the Company hasn’t received approval from appropriate level of tax authorities permitting the exclusion of earned government grant from taxable income for the two years ended December 31, 2010.  The Company believes that the possibility exists for local or higher tax authorities re-evaluate this tax position.  The unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate.  The Company did not accrue potential penalties and interest related to the unrecognized tax befit on the basis that tax authorities would unlikely levy penalties and interest.  The Company does not expect changes in unrecognized tax benefit as of December 31, 2010 to be material in the next twelve months.

In accordance with PRC tax administration law and regulations, tax authorities generally have up to five years to claw back underpaid tax plus penalties and interests.  In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.  Accordingly, the Company’s PRC subsidiaries and VIEs tax years from 2006 to 2010 remains subject to examination by tax authorities.

(3)  Deferred tax

The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of December 31, 2010 and 2009 are presented below.

	December 31,
	2010	2009

Deferred tax assets
Tax loss to be carried forward	$418,116		$-
Excess of internet expense	188,576		-
Excess of advertising expense	49,229		-
	655,921		-
Offsetting with deferred tax liabilities	(570,469)		-

Net deferred tax assets	$85,452	$	$$-

Deferred tax liability
Revenue recognized based on percentage-of-completion	$5,960,005		$535,038
Offsetting with deferred tax assets	(570,469)		-

Net deferred tax liabilities	$5,389,536		$535,038

Note 13 – Other Taxes Payable

Other taxes payable consisted of the following at December 31, 2010 and 2009:

	December 31,
	2010	2009

Business tax and related urban construction tax and education surcharge	$2,905,065	$1,741,496
LAT	31,663	455,831

	$2,936,728	$2,197,327

Note 14 – Long-Term Loans

Long-term loans as of December 31, 2010 and 2009 consisted of the following (interest rates were as of December 31, 2010):

	December 31,
	2010	2009
Loans from Industrial and Commercial Bank of China, Xingtai Yejin Branch (“ICBC Loans”)	$17,695,635	$-
Due on September 8, 2012, at 7.02% per annum	2,571,162	-
Due on December 8, 2012, at 7.02% per annum	7,562,237	-
Due on March 8, 2013, at 7.02% per annum	3,327,384
Due on March 8, 2013, at 7.02% per annum	4,234,853	-
Loans from Xingtai Chengjiao Rural Credit Cooperative Union Association (“Credit Union Loan”)
Due on June 25, 2011, at 10.26% per annum	1,512,448	1,462,587

	$19,208,083	$1,462,587

The loans’ terms are between two to three years. Nominal interest rate of Credit Union Loan was fixed at 10.26% per annum.  ICBC Loans are floating rate loans whose rates are set at 10% more than 1-to-3 year base borrowing rate stipulated by the People’s Bank of China at the date of each drawdown, and are subject to revision every 12 months.  At the dates of drawdown, 1-to-3 year base borrowing rate was 5.4%, and ICBC Loans’ nominal borrowing rates were 5.94%.  Pursuant to financing service contracts between the lending bank and the Company, the Company paid $499,108 service fee as prepaid interest.  Effective interest rate of ICBC Loans is 7.02% per annum as of December 31, 2010.

As of December 31, 2010 and 2009, the Company’s long-term loans were all denominated in RMB and the bank loans balances were secured by the Company’s real estate held for development and land lots under development with carrying value of $22,595,270 and $1,462,587, respectively.

Pursuant to covenants of the ICBC Loans, Xingtai Zhongding is required, among other things, to make no distributions to its equity holders before the loans are fully repaid, and to obtain the lender’s consent for any decrease in registered capital, transfer of material assets or shares of Xingtai Zhongding, and certain other activities which may adversely affect Xingtai Zhongding’s ability to repay the loan.  As of December 31, 2010, Xingtai Zhongding was in compliance with the applicable terms of all of ICBC Loans’ covenants.

Note 15 – Statutory Reserve

In accordance with the PRC Company Law, the Company’s subsidiaries and VIEs in the PRC are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the subsidiaries and VIEs. Subject to certain restrictions set out in the PRC Company Law, the statutory reserves may be distributed to stockholders or owners in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

For the years ended December 31, 2010, 2009 and 2008, the Company appropriated statutory reserve in the amount of $407,537, $264,887 and nil, respectively.

Note 16 – Employee Welfare Plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance, injury insurance and pregnancy insurance are established for the employees during the term of employment. For the years ended December 31, 2010, 2009 and 2008, the Company contributed $3,287, $19,386 and $15,571, respectively.

Note 17 – Related Party Transactions and Balances

(1)  Capital contribution of land use rights

In 2009, Business Investment, a trust equity owner of Xingtai Zhongding, transferred two pieces of land use rights to Xingtai Zhongding as capital contribution to develop Kirin County project.  Business Investment acquired the land use rights through public auction organized by local government for a cash consideration of RMB187,200,000, or approximately $27,381,623.  The land use rights were transferred to Xingtai Zhongding at their original acquisition costs, and credited to Xingtai Zhongding’s entity-level paid-in capital and additional paid-in capital at $10,579,463 and $16,802,160, respectively.  In the consolidated statement of stockholders’ equity, this capital contribution was reflected as an increase of additional paid-in capital.

(2)  Government grant escrowed by Business Investment

In 2008, a subsidiary of the Company, Xingtai Zhongding, was entitled to a government grant of $22,981,000.  Cash representing the grant has been transmitted to an escrow account held by Business Investment, and was available for Xingtai Zhongding’s drawdown in accordance with the construction progress of Kirin County project.  For the years ended December 31, 2010, 2009 and 2008, the Company was entitled to drawdown $9,293,749, $7,484,417 and nil earned government grant from Business Investment.  As at December 31, 2009, earned government available for drawdown was reflected as “Receivable from a trust equity holder”.  As at December 31, 2010, accumulated earned government grant of $16,844,938 was used to repay payments and working capital made by Mr. Guo Jianfeng, the controlling beneficiary owner of the Company (see below).

(3)  Working capital provided by Mr. Guo Jianfeng

Mr. Guo Jianfeng, controlling beneficiary owner of the Company, himself and through various affiliate companies and individuals, provided working capital to and withdrew fund from the VIEs of the Company.

	Years Ended December 31,
	2010	2009

Accumulated return of working capital to Mr. Guo Jianfeng	$24,655,748	$14,669,894
Government grant receivable from a trust equity holder	16,844,938	-
Accumulated working capital provided by Mr. Guo Jianfeng	(45,340,797)	(7,882,613)

Net return of capital to (working capital provided by) Mr. Guo Jianfeng	$(3,840,111)	6,787,281

At the end of each reporting period, affiliate companies and individuals who processing receivable balances from and payable balances to the Company on Mr. Guo Jianfeng’s behalf, reassigned their balances to Mr. Guo Jianfeng pursuant to multi-party agreements entered into between Mr. Guo Jianfeng, related affiliate companies and individuals, and the Company. Accordingly, the Company is entitled to offset and present netted balance with Mr. Guo Jianfeng on consolidated balance sheets.

As at December 31, 2010, the Company had a net payable balance to Mr. Guo Jianfeng of $3,840,111.  This balance was unsecured, interest-free and did not have a specific repayment date.  As at December 31, 2009, the Company had a net receivable balance from Mr. Guo Jianfeng of $6,787,281, representing return of capital to Mr. Guo Jianfeng, and is reflected as a deduction of contributed capital.  In consolidated statements of cash flows, it was reflected as return of capital of $6,783,630 for the year ended December 31, 2009 and contribution of capital of $6,845,805 for the year ended December 31, 2010 when it was repaid (differences in dollar amount were due to annual weighted average exchange rates were used to prepare consolidated statements of cash flows).

Note 18 – Contingent Liabilities

As at December 31, 2010 and 2009, the Company provided $10,426,000 and $2,588,000 guarantees to mortgage bank loans granted to homebuyers of the Company’s real estate properties.  Guarantees commence when the banks release mortgage to the Company and end when House Ownership Certificates are issued and pledged to banks instead.  The fair value of the guarantees is insignificant because the possibility of the homebuyers’ default is remote, and in case of default, the Company can repossess the related properties to cover repayments of outstanding principal, interest and penalty to mortgage banks, and accordingly, the Company did not recognize fair value of these guarantees.

Note 19 – Parent Company Only Condensed Financial Information

Condensed balance sheets

	DECEMBER 31, DECEMBER 31,
	2010	2009
ASSETS

Investment in subsidiaries	$68,449,391	$38,690,565
Total assets	$68,449,391	$38,690,565

LIABILITIES AND STOCKHOLDERS’ EQUITY

Stockholders’ equity
Common stock ($1 par value, 50,000 shares authorized, issued and outstanding)	$50,000	$50,000
Additional paid in capital	33,966,850	27,121,045
Subscription receivable	(50,000	(50,000)
Retained earnings	34,482,541	11,569,520
Total stockholders’ equity	$68,449,391	$38,690,565

Consolidated statements of income

	For the Years Ended December 31,
	2010	2009	2008

Operating income
Equity in profit of subsidiaries	$22,913,016	$8,179,283	$1,951,074
Income from operations	$22,913,016	$8,179,283	$1,951,074

Consolidated statements of income

	For the Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net Income	$22,913,016	$8,179,283	$1,951,074
Adjustments to reconcile net income to net cash provided by (used in) operation activities
Equity in profit of subsidiaries	(22,913,016)	(8,179,283)	(1,951,074)
Net cash provided by (used in) operating activities	-	-	-
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	-	-	-
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents-end of year	-	-	-
Cash and cash equivalents-end of year	$-	$-	$-

Basis of Presentation

The parent company only condensed financial statements have been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as if the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2010 and 2009, approximately $68,000,000 and $38,690,000, respectively, of the restricted net assets was not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2010, 2009 and 2008.

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 313. Such investment is presented on the balance sheets as “Investment in subsidiaries” and 100% of the subsidiary profit or loss as “Equity in profit of subsidiaries” on the statements of income.

Note 20 – Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements are issued and material subsequent event is as follows:

The share exchange and the offering

On March 1, 2011 (the “Closing Date”), Ciglarette, Inc. (“Ciglarette”), a Nevada corporation, entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) Ciglarette, (ii) Ciglarette’s principal stockholder, (iii) Kirin China, and (iv) the former shareholders of Kirin China, pursuant to which the former shareholders of Kirin China transferred to us all of their shares of Kirin China in exchange for the issuance of 18,547,297 shares of Ciglarette’s common stock (such transaction, the “Share Exchange”).   As a result of the Share Exchange, Kirin China became Ciglarette’s wholly-owned subsidiary.  On March 10, 2011, Ciglarette changed its name to Kirin International Holding, Inc.

On the Closing Date and immediately following the Share Exchange, Ciglarette completed a private offering (the “Offering”) of investment units (each a “Unit” and collectively, the “Units”) each Unit consisting of 4 shares of common stock, a three-year series A warrant to purchase 1 share of common stock of Ciglarette, at an exercise price of $6.25 per share (the “Series A Warrants”) and a three-year Series B warrant to purchase 1 share of common stock of Ciglarette, at an exercise price of $7.50 per share (the “Series B Warrants” and collectively with the Series A Warrants, the “Investor Warrants”).  An aggregate of 69,000 Units were sold in the Offering for gross proceeds to Ciglarette of $1,380,000.  As a result of the Offering, Ciglarette issued an aggregate of 276,000 shares of its common stock and warrants to acquire an aggregate of 138,000 shares of our common stock to the investors in the Offering.

On July 15, 2011, Kirin International Holding, Inc. completed the second closing of the Offering.  An aggregate of 100,004 Units were sold in the second closing of the Offering for gross proceeds of $2,000,080.  As a result of the second closing of the Offering, Kirin International Holding, Inc. issued an aggregate of 400,016 shares of its shares and warrants to acquire an aggregate of 200,008 shares of common stock to the investors in the second closing of the Offering.

In connection with the initial and the second closing of the Offering, Kirin International Holding, Inc. issued warrants to acquire an aggregate of 54,082 shares of the company’s common stock (the “Agent Warrants”).  The Agent Warrants are exercisable for a period of five years from the original issuance date with an exercise price of $5.00 per share.  The exercise prices of the Agent Warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances.

1,068,106 Shares of Common Stock

KIRIN INTERNATIONAL HOLDING, INC.

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until February 10, 2012, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus Is: February 15, 2012